

# 2025 Annual Report

Grocery Centered.
Neighborhood Focused.

# Full Year 2025 Fact Sheet





PECO
Nasdaq Listed

PHILLIPS EDISON & COMPANY

| 97.3% | 7.0% | 3.8% | $111.3M |
|---|---|---|---|
| Leased Portfolio Occupancy | Core FFO per Share Growth(1) | Same-Center NOI Growth(1) | Net Income Attributable to Stockholders(1) |

## PECO Portfolio Highlights



**Top PECO States**

- >10% of ABR
- 2% to 5% of ABR
- 5% to 10% of ABR
- <2% of ABR

| 324 | 31 | 34.0M |
|---|---|---|
| Centers(2) | States | Square Feet(2) |

## PECO Highlights

- **3.7%** Dividend Yield(3)
- **$7.4B** Total Enterprise Value(4)
- **93%** Portfolio Retention Rate(1)
- **20.7%** Renewal Rent Spread(1)
- **30.9%** New Rent Spread(1)
- **95.1%** Record-High Leased Inline Occupancy(1)
- Kroger is PECO's #1 Neighbor
- Publix is PECO's #2 Neighbor

## PECO's Differentiated Strategy

Our differentiated and focused strategy of owning and operating high-quality, small-format, neighborhood shopping centers anchored by the #1 or #2 grocer by sales in a market continues to result in strong financial and operating results

- #1 or #2 Grocer by Sales in the Market (83% of ABR)
- 95% of ABR from Grocery-Anchored Centers
- Right-Sized Centers Averaging 112,000 Square Feet with Strategic Locations in Fast-Growing Markets
- 70% of Rents from Necessity-Based Goods and Services(2)
- Last Mile Solution for Necessity-Based and Essential Retailers
- Targeted Trade Areas Where Leading Grocers and Small Shop Neighbors are Successful
- Format Drives Results – PECO is Operating from a Position of Strength and Stability

Learn more about PECO at https://investors.phillipsedison.com. Certain matters included in this presentation may be forward looking statements within the meaning of federal securities laws. Actual future performance and results may differ materially from those included in forward looking statements. As described in the Company's 2025 Annual Report on Form 10-K, to be filed with the SEC on or around February 10, 2026, as updated from time to time in the Company's periodic and/or current reports filed with the SEC, which are accessible on the SEC's website at www.sec.gov.This presentation includes certain non-GAAP financial measures that the company considers meaningful measures of financial performance. Additional information regarding these non-GAAP measures, including reconciliations to GAAP, as well as definitions of terms in this presentation, are included in documents we have filed with the SEC.

1. Data reflects year-to-date results as of December 31, 2025.
2. Includes the prorated portion owned through the Company's unconsolidated joint ventures.
3. Dividend yield as of December 31, 2025 and is based on an annualized rate of $1.30 per share.
4. For non-GAAP reconciliations, refer to the Company's latest quarterly financial supplement or Form 10-K.

# Full Year 2025 Fact Sheet





PECO
Nasdaq Listed

PHILLIPS EDISON & COMPANY

## Strength and Resiliency of PECO's Grocers

**+4.9%** PECO 2025 Grocer Sales Per Square Foot Growth Over 2024[5]

**$750** Average Annual Grocer Sales Per Square Foot as of December 31, 2025

**+43%** Grocer Sales Per Square-Foot Growth Since 2019

## PECO's Investment Grade Balance Sheet

- Net-Debt-to-Annualized-Adjusted-EBITDAre at 5.2x[6]
- Significant Liquidity Position of $925M[7]
- Loan-to-Value Ratio at 31.7%[7]
- Credit Ratings S&P: BBB; Moody's: Baa2

## Retailers Growing with PECO



























Swig, PRIME IV Hydration & Wellness, ULTA Beauty, Jersey Mike's Subs, ALDI, 7 Brew, CHIPOTLE Mexican Grill, Humana, Dave's Hot Chicken, Chick-fil-A, CAVA, TRADER JOE'S, my salon suite

## Recent Acquisitions

BARRETT'S
on the pike
Bel Air Town Center | Bel Air, MD

TJ maxx
SIERRA
Rio Hill Shopping Center | Charlottesville, VA

usbank
SAFEWAY
Surprise Lake Square | Milton, WA

H-E-B
TEXAS
BACKYARD
The Village at Indian Wells | Indian Wells, CA

Learn more about PECO at https://investors.phillipsedison.com. Certain matters included in this presentation may be forward looking statements within the meaning of federal securities laws. Actual future performance and results may differ materially from those included in forward looking statements. As described in the Company's 2025 Annual Report on Form 10-K, to be filed with the SEC on or around February 10, 2026, as updated from time to time in the Company's periodic and/or current reports filed with the SEC, which are accessible on the SEC's website at www.sec.gov.This presentation includes certain non-GAAP financial measures that the company considers meaningful measures of financial performance. Additional information regarding these non-GAAP measures, including reconciliations to GAAP, as well as definitions of terms in this presentation, are included in documents we have filed with the SEC.

5. Includes PECO grocers who reported sales PSF in 2024 and 2025.
6. Trailing 12-month net-debt-to-adjusted-EBITDAre. Additionally, for non-GAAP reconciliations, refer to the Company's latest quarterly financial supplement or Form 10-K.
7. Company data as of December 31, 2025.

# Dear Fellow Stockholders,

In 2025, Phillips Edison & Company, Inc. (Nasdaq: PECO) ("PECO" or the "Company") delivered strong financial and operating performance, reflecting the growth potential of our grocery-anchored portfolio, the strength of our operating platform and disciplined capital allocation. Leasing fundamentals remained exceptionally strong, with record-high inline occupancy and robust new and renewal rent spreads, underscoring continued solid retailer demand across our neighborhood shopping centers. In addition, we were active in the transaction market in 2025, acquiring approximately $400 million in gross assets at PECO's total prorated share.

For the year ended December 31, 2025:

- Net income totaled $111.3 million, or $0.89 per diluted share, compared to $62.7 million, or $0.51 per diluted share, a year ago.

- Nareit funds from operations ("FFO")[1] increased 9.1% to $353.1 million, or $2.54 per diluted share, from $323.8 million, or $2.37 per diluted share, a year ago.

- Core FFO[1] increased 8.7% to $360.7 million, or $2.60 per diluted share, compared to $331.8 million, or $2.43 per diluted share, a year ago.

- Same-Center Net Operating Income ("NOI")[1] increased 3.8% to $454.7 million, compared to $438.1 million a year ago.



Champions Gate Village | Davenport, FL

**Total Shareholder Return**

We believe your investment in grocery-anchored and necessity-based neighborhood retail provides you with economic resilience and the opportunity to realize sustainable long-term growth.

PECO delivered a 24.3% 3-year cumulative return through December 31, 2025. In September 2025, our Board approved a 5.7% increase to the monthly dividend rate, driven by continued strong operating performance and growing cash flows. This was our fifth consecutive annual dividend increase and our second straight increase above 5%. Since our 2021 IPO, PECO's dividend distribution CAGR has been 5%.


Mansell Village | Roswell, GA

PECO has maintained a stable distribution payout ratio, which allows us to invest meaningfully in our portfolio and drive additional cash flow growth. PECO's conservative payout ratio allows us to retain free cash flow after distributions to pursue development and redevelopment opportunities, as well as accretive acquisitions.

**Leader in High-Quality, Grocery-Anchored Neighborhood Shopping Centers**

The quality of our cash flows is a product of PECO's cycle-tested performance over 35 years. It is also reflected in PECO's focused and differentiated strategy of owning neighborhood shopping centers anchored by the #1 or #2 grocer by sales in a market.

PECO's top grocery anchors include Kroger, Publix, Albertsons and Ahold Delhaize. Our tenants, whom we refer to as "Neighbors", are a diversified mix of national, regional and local operators delivering everyday retail and necessity-based goods and services that drive consistent and recurring traffic.

Our properties are located in fundamentally strong demographic markets across the U.S., where our brick-and-mortar assets play an integral role in our Neighbors' omni-channel strategies, including convenient daily shopping and last-mile fulfillment. We believe our smaller centers, which average 112,000 square feet, allow for better long-term growth because our centers are in neighborhoods where retailers want to be.

We manage every aspect of our business in-house and leverage our Locally Smart™ expertise to make PECO a preferred landlord. PECO's 95% Neighbor satisfaction score from our annual survey validates our Locally Smart approach.

In addition, PECO continues to benefit from a number of positive macroeconomic trends, creating strong tailwinds and driving solid Neighbor demand. These trends include a resilient consumer, hybrid work, migration to the Sunbelt, population shifts that favor suburban neighborhoods and the importance of physical locations in last-mile delivery. The impact of these demand factors is further amplified due to limited new supply over the last 10 years.

PECO's pricing power and quality cash flows are also reflected in our market-leading operating metrics, including strong new and renewal rent spreads, high occupancy and high Neighbor retention.


Cascades Overlook | Sterling, VA

For the year ended December 31, 2025:

- 1,026 leases were executed totaling approximately 6.0 million square feet.

- Leased portfolio occupancy remained high at 97.3%.

- Portfolio and same-center leased inline occupancy increased to a record-high 95.1%.

- Leased anchor occupancy remained strong at 98.7%.

- Executed portfolio comparable new leases at a rent spread of 30.9%.

- Executed portfolio comparable renewal leases at a record-high rent spread of 20.7%.

- Portfolio retention rate remained high at 93%.



MetroWest Village | Orlando, FL

**Unique Advantages Driving Internal and External Long-Term Growth**

PECO has always been a growth company, and we believe we are well positioned to continue that growth. With regards to our growth profile, we expect future internal growth to come from increases in occupancy, growth from our continued strong new and renewal rent spreads, contractual rent increases and our pipeline of development and redevelopment activity.

As it relates to external growth, we believe PECO remains well positioned and well capitalized with a fortress balance sheet and ample liquidity to pursue new acquisition opportunities as they arise. For the full year 2025, we acquired approximately $400 million in assets at PECO's total prorated share, which included 18 shopping centers, an outparcel and land for future development. Given the pipeline we are targeting and the experienced team we have at PECO, we believe we can achieve $400-$500 million in gross acquisitions in 2026[2].

PECO's low leverage at approximately 32% loan-to-value as of December 31, 2025 gives us the financial capacity to meet our growth targets. We also have diverse sources of capital that we can use to grow and match fund our investment activity.


Village One Plaza | Modesto, CA


Cascades Overlook | Sterling, VA


Shops of Uptown | Park Ridge, IL

**Continue to Grow with PECO**

We are excited about the future growth opportunities at PECO, and we hope you will continue to invest with us for many years to come.

We are well aligned with our stockholders. PECO's management team and Board of Directors own approximately 8% of the Company[3]. We think like owners, and we believe it shows in our portfolio. We recognize the importance of each of our Neighbors and intentionally curate the right merchandising mix and shopping experience at every center. When we think like owners, everyone benefits.

The quality of PECO's cash flows is important as we seek to grow our portfolio accretively, remain focused on our core grocery-anchored strategy and create long-term value for our stockholders.

In addition to our strong earnings growth, we believe PECO offers a solid dividend yield with room to grow. Given our demonstrated track record through various market cycles, we believe an investment in PECO provides stockholders with a favorable balance of quality cash flows, mitigation of downside risk and strong internal and external growth. In summary, we believe the quality of our cash flows reduces our beta, and the strength of our growth increases our alpha.

As the Company's largest individual shareholder, I want you to know I have never sold a share of PECO stock, and I have no plans to sell any shares in the near term. Thank you for your long-standing support. We're excited about the opportunities ahead, and we believe we have the people, platform and balance sheet to execute PECO's long-term growth plans.

We appreciate your investment, and please don't hesitate to reach out with any questions.

Sincerely,

*Jeffrey A Edison*

Jeff Edison
Shareholder, Co-Founder, Chairman & CEO Phillips Edison & Company, Inc.

*(1) Definitions and reconciliations of non-GAAP financial measures can be found in the attached Form 10-K.*
*(2) Full year guidance provided as of February 5, 2026.*
*(3) As of December 31, 2025.*

**Contact PECO's Investor Relations Team:**
Email Investor Relations: InvestorRelations@phillipsedison.com
Transfer Agent - Computershare: (888) 518-8073

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM 10-K

(Mark One)

☑   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2025**

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from _____ to _____**

**Commission file number 001-40594**

# PHILLIPS EDISON & COMPANY, INC.

**(Exact name of registrant as specified in its charter)**

| Maryland | 27-1106076 |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **11501 Northlake Drive, Cincinnati, Ohio** | **45249** |
| (Address of principal executive offices) | (Zip Code) |

**(513) 554-1110**

(Registrant's telephone number, including area code)

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common stock, par value $0.01 per share | PECO | Nasdaq Global Select Market |

**Securities registered pursuant to Section 12(g) of the Act:**

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| Large accelerated filer | ☑ | Accelerated filer | ☐ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ |
| | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in rule 12b-2 of the Act).    Yes ☐    No ☑

As of June 30, 2025, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $4.4 billion, based on a closing price of $35.03 as reported on the Nasdaq Global Select Market.

As of February 2, 2026, there were approximately 125.8 million outstanding shares of common stock of the registrant.

Documents Incorporated by Reference: Certain required information will be included in our definitive proxy statement to be filed with the SEC within 120 days after December 31, 2025 in connection with the Company's 2026 Annual Meeting of Stockholders, and is hereby incorporated by reference into Part III of this Form 10-K.

# TABLE OF CONTENTS

# Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this Annual Report on Form 10-K of Phillips Edison & Company, Inc. ("we," the "Company," "our," or "us") other than historical facts may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Private Securities Litigation Reform Act of 1995 (collectively with the Securities Act and the Exchange Act, the "Acts"). These forward-looking statements are based on current expectations, estimates, and projections about the industry and markets in which we operate, and beliefs of, and assumptions made by, management of our company and involve uncertainties that could significantly affect our financial results. We intend for all such forward-looking statements to be covered by the applicable safe harbor provisions for forward-looking statements contained in the Acts. Such forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "estimate," "believe," "continue," "seek," "objective," "goal," "strategy," "plan," "focus," "priority," "should," "could," "potential," "possible," "look forward," "optimistic," "commit," or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this report is filed with the U.S. Securities and Exchange Commission ("SEC"). Such statements include, but are not limited to: (a) statements about our plans, strategies, initiatives, and prospects; (b) statements about our underwritten incremental yields; and (c) statements about our future results of operations, capital expenditures, and liquidity. Such statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those projected or anticipated, including, without limitation: (i) changes in national, regional, or local economic climates; (ii) local market conditions, including an oversupply of space in, or a reduction in demand for, properties similar to those in our portfolio; (iii) vacancies, changes in market rental rates, and the need to periodically repair, renovate, and re-let space; (iv) competition from other available shopping centers and the attractiveness of properties in our portfolio to our tenants; (v) the financial stability of our tenants, including, without limitation, their ability to pay rent; (vi) our ability to pay down, refinance, restructure, or extend our indebtedness as it becomes due; (vii) increases in our borrowing costs as a result of changes in interest rates and other factors; (viii) potential liability for environmental matters; (ix) damage to our properties from catastrophic weather and other natural events, and the physical effects of climate change; (x) our ability and willingness to maintain our qualification as a real estate investment trust ("REIT") in light of economic, market, legal, tax, and other considerations; (xi) changes in tax, real estate, environmental, and zoning laws; (xii) information technology security breaches; (xiii) our corporate responsibility initiatives; (xiv) loss of key executives; (xv) the concentration of our portfolio in a limited number of industries, geographies, or investments; (xvi) the economic, political, and social impact of, and uncertainty relating to, pandemics or other health crises; (xvii) our ability to re-lease our properties on the same or better terms, or at all, in the event of non-renewal or in the event we exercise our right to replace an existing tenant; (xviii) the loss or bankruptcy of our tenants; (xix) to the extent we are seeking to dispose of properties, our ability to do so at attractive prices or at all; (xx) the impact of tariffs and global trade disruptions on us, our tenants, and consumers, including the impact on inflation, supply chains, and consumer sentiment; and (xxi) any of the other risks included in this Annual Report on Form 10-K, including those set forth in "Part I, Item 1A. Risk Factors". Therefore, such statements are not intended to be a guarantee of our performance in future periods.

Except as required by law, we do not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

# ◆ PART I

# ITEM 1. BUSINESS

All references to "Notes" throughout this Annual Report on Form 10-K refer to the footnotes to the consolidated financial statements in "Part II, Item 8. Financial Statements and Supplementary Data".

**OVERVIEW**—Phillips Edison & Company, Inc. ("we," the "Company," "PECO," "our," or "us"), a real estate investment trust ("REIT") founded 35 years ago, is one of the nation's largest owners and operators of omni-channel grocery-anchored shopping centers. Additionally, we operate a third-party investment management business providing property management and advisory services to three unconsolidated institutional joint ventures, in which we have partial ownership interests, and one private fund (collectively, the "Managed Funds"). The majority of our revenues are lease revenues derived from our real estate investments. Our portfolio primarily consists of neighborhood centers anchored by the #1 or #2 grocer tenants by sales within their respective formats by trade area. As of December 31, 2025, our portfolio was 97.3% leased. Our tenants, who we refer to as "Neighbors," are a mix of national, regional, and local retailers that primarily provide necessity-based goods and services. We believe our locations are in fundamentally strong demographic markets throughout the United States. Our brick and mortar assets positively contribute to our Neighbors' omni-channel strategies and act as the last mile delivery solution.

We were formed as a Maryland corporation in October 2009 and have elected to be taxed as a REIT for U.S. federal income tax purposes. Substantially all of our business is conducted through Phillips Edison Grocery Center Operating Partnership I, L.P. (the "Operating Partnership"), a Delaware limited partnership formed in December 2009. We are a limited partner of the Operating Partnership, and our wholly-owned subsidiary, Phillips Edison Grocery Center OP GP I LLC, is the sole general partner of the Operating Partnership.

As of December 31, 2025, we wholly-owned 297 shopping centers. Additionally, we owned (i) a 14% interest in Grocery Retail Partners I LLC ("GRP I"), a joint venture with The Northwestern Mutual Life Insurance Company ("Northwestern Mutual"), which owned 20 shopping centers, (ii) a 20% equity interest in Necessity Retail Venture LLC ("NRV"), a joint venture with an affiliate of Cohen & Steers Income Opportunities REIT, Inc. ("Cohen & Steers"), which owned four shopping centers, and (iii) a 31.25% interest in Neighborhood Grocery Catalyst Fund LLC ("NGCF"), a joint venture with certain investors, including LS BDC Holdings, LLC, a subsidiary of Lafayette Square USA, Inc., and Northwestern Mutual, which owned three shopping centers. In total, our managed portfolio of wholly-owned shopping centers and those owned through our unconsolidated joint ventures comprised approximately 36.7 million square feet located in 31 states.

**BUSINESS OBJECTIVES AND STRATEGIES**—Our primary business objective is to own, operate, and manage well-occupied grocery-anchored shopping centers in order to deliver long-term growth and value creation to all stakeholders while acting as a responsible corporate citizen. Additionally, we are seeking growth opportunities to complement our core grocery-anchored portfolio with incremental initiatives, such as everyday retail, often referred to as unanchored centers, to enhance our portfolio returns. Everyday retail centers are located in the same trade areas as our grocery-anchored centers, growing suburban markets with strong median household incomes. We seek to achieve our growth objectives by generating cash flows, income growth, and capital appreciation for our stockholders through our differentiated and focused strategy, responsible balance sheet management, and integrated operating platform. We remain focused on creating great grocery-anchored shopping experiences and improving our communities, one center at a time. Our goal is to merchandise our shopping centers with the most effective array of goods and services for local consumers and to offer a safe and welcoming shopping experience that contributes to, and enhances, the vitality of each neighborhood.

*Differentiated and Focused Strategy*—We believe quality drives growth. Our high-quality portfolio is based on our differentiated strategy which focuses on **SOAR** - **S**preads, **O**ccupancy, **A**dvantages of the Market, and **R**etention.

- *Spreads*—Our strong new and renewal leasing spreads highlight the demand for our properties by Neighbors who provide necessity-based goods and services that serve the essential needs of our communities. As of December 31, 2025, approximately 70% of our ABR, including the pro rata portion attributable to properties owned through our unconsolidated joint ventures, was generated from Neighbors providing necessity-based goods and services. We believe our focus on necessity-based goods and services retailers limits our exposure to distressed retailers and allows us to demonstrate resiliency during times of real estate and economic down cycles. The demand for these goods and services and the level of sales productivity that they afford our Neighbors contributes to our strong rent spreads and embedded rent escalators. For the year ended December 31, 2025, comparable rent spreads, which compare the percentage increase of new or renewal leases to the expiring lease of a unit that was occupied within the past twelve months, were 30.9% for new leases, 20.7% for renewal leases, and 23.3% combined.

- *Occupancy*—Our high occupancy levels are driven by our focused and differentiated strategy of owning right-sized grocery-anchored neighborhood shopping centers. We seek to invest in small format right-sized centers averaging 112,000 square feet where leasing activity is concentrated in smaller tenant spaces and limits exposure to high-risk retailers. We believe that smaller centers provide higher growth potential because they enjoy a positive leasing dynamic as: (i) we believe retailer demand is strongest for inline space, which contains less than 10,000 square feet of gross leasable area ("GLA"); (ii) there is less exposure to big box retailers, which we believe have higher risk because they require larger capital expenditures and have fewer leasing opportunities; and (iii) smaller centers typically have lower capital expenditures.

- *Advantages of the Market*—We continue to see many advantages to the suburban markets where we operate our shopping centers. We focus on owning centers in markets with strong household incomes and growing populations where both leading grocers and small shop Neighbors are successful. We also focus on investing in shopping centers anchored by the #1 or #2 grocer by sales within their respective trade area. Grocery-anchored shopping centers generally have strong foot traffic leading to high demand for leasing Neighbor spaces, which enhances our ability to increase lease revenue. As of December 31, 2025, for our wholly-owned shopping centers, 95.0% of our annualized base rent ("ABR") was generated from shopping centers anchored by such grocers and 83.3% of our ABR was generated from shopping centers anchored by the #1 or #2 grocer by sales within their respective trade area.

- *Retention*—High retention rates result in better economics with less downtime and lower tenant improvement costs. We retain a healthy and varied mix of national, regional, and local Neighbors who run successful businesses and support our ability to grow rents at attractive rates.

***Balance Sheet Management Positioned for External Growth***—Our strategy is to grow our portfolio by pursuing acquisitions in a disciplined manner, while maintaining an attractive leverage profile and flexible balance sheet to preserve our investment grade rating. We believe this is a critical part of maintaining access to multiple forms of capital, including common stock, unsecured debt, bank debt, and mortgage debt, to maximize availability and minimize our overall cost of capital.

- *Funding External Growth*—We have identified a target market of approximately 5,800 grocery-anchored shopping centers and 50,000 everyday retail centers across the United States and believe we have a long runway for external growth.

  ◦ Our ability to generate over $100 million in operating cash flows annually after maintenance capital expenditures and distributions provides us additional flexibility to fund our external initiatives while maintaining our attractive leverage profile.

  ◦ We believe our investment grade balance sheet, our senior unsecured revolving credit facility, and our At-the-Market offering ("ATM") program allow us to access debt and equity capital, further enhancing our financial flexibility and providing us with the financial capacity to pursue external growth initiatives in an accretive and prudently capitalized manner.

  ◦ We continually evaluate our portfolio of assets for portfolio recycling opportunities to make strategic dispositions of assets that no longer meet our growth and investment objectives or assets that have stabilized in order to capture their value and reinvest proceeds into properties that have future growth potential, are located in attractive demographic markets, and support our business objectives.

  ◦ Our investment management platform enables us to source and manage incremental sources of capital through unconsolidated joint ventures, which provide us incremental fee revenue opportunities.

- *Debt Maturity Profile*—We believe we have maintained an appropriately staggered debt maturity profile which will position us for long-term growth. Our outstanding debt obligations are composed primarily of (i) unsecured debt, including term loans, senior notes, and a revolving credit facility, and (ii) secured mortgage debt.

- *Investment Grade Ratings*—Our current investment grade ratings are Baa2 (Outlook: Stable) with Moody's Investors Services and BBB (Outlook: Stable) with S&P Global Ratings.

- *Liquidity*—As of December 31, 2025, we had $925.1 million of total liquidity, comprised of $43.3 million of cash, cash equivalents, and restricted cash, plus $881.8 million of borrowing capacity available on our $1 billion revolving credit facility.

***Internal Growth Through Our Integrated Operating Platform***—We believe our internally-staffed, vertically-integrated operating platform to lease and manage omni-channel grocery-anchored neighborhood shopping centers will continue to employ insight-driven strategies to provide stability and generate growth in our existing portfolio, optimizing returns for our stockholders. Our team is composed of highly experienced, Locally Smart™, and driven professionals whose deep local knowledge delivers a competitive advantage and strong results.

- *Leasing*—Our national footprint of experienced and Locally Smart™ leasing professionals is dedicated to increasing net operating income ("NOI") at our centers by: (i) maximizing rental rates while improving the credit profile of our rental revenue; (ii) building an optimal portfolio of high-quality national, regional, and local retailers while improving the merchandising mix; (iii) capitalizing on below-market rent opportunities by increasing rents as leases expire; (iv) executing leases with contractual rent increases; and (v) increasing occupancy.

- *Property Management Services*—We believe we add value by remaining focused on each individual shopping center and its community and by overseeing all aspects of operations at our centers. Our Locally Smart™ property managers effectively manage costs while maintaining a pleasant, clean, and safe environment where retailers can be successful and customers can enjoy a great shopping experience. Further, we provide our Neighbors with responsive customer service and marketing tools, as well as other sophisticated solutions, such as a centralized accounting, billing, and tax review platform to facilitate our daily operations.

- *Development and Redevelopment*—Our team of seasoned professionals is focused on selective development initiatives while maintaining our core strategy of acquiring and operating grocery-anchored shopping centers. Our strategies include ground-up outparcel development, repositioning projects, grocery tear-down and redevelopment, and the acquisition of land to support future growth opportunities. These projects create opportunities to increase the value of our properties, create long-term growth, and drive accretive returns, which we believe will allow us to deliver long-term growth and value creation to all stakeholders while creating great grocery-anchored shopping center experiences.

**COMPETITION**—Our business is inherently competitive. We believe that the competition is highly fragmented. We are subject to considerable competition in both seeking shopping centers to acquire and attracting and retaining Neighbors in our existing shopping centers. We compete with institutional investors and other REITs, as well as local, regional, and national owner-operators for property acquisitions. We compete with other properties including malls, lifestyle centers, power centers, community centers, neighborhood centers, free-standing retail, and main street retail in attracting new Neighbors and retaining existing Neighbors when their leases expire. The competition for Neighbors varies depending on the characteristics of each property.

We believe that the principal competitive factors in attracting and retaining Neighbors are the quality of the grocery anchor, location, trade area demographics, tenant mix, physical condition of the shopping center, and occupancy cost. These factors combine to determine the level of occupancy and rental rates that we are able to achieve at our properties. We believe that the quality of our omni-channel grocery-anchored shopping centers enables us to compete effectively for Neighbors. We believe that we maintain a competitive position in the acquisition market due to our track record and positive reputation.

**SEGMENT DATA**—Our principal business is the ownership and operation of community and neighborhood shopping centers. We do not distinguish our principal business, or group our operations, by geography or size for the purpose of measuring performance. Accordingly, we have presented our results as a single operating and reportable segment.

**COMPLIANCE WITH GOVERNMENT REGULATION**—Compliance with various governmental regulations has an impact on our business, including our capital expenditures, earnings, and competitive position. The impact of these governmental regulations can be material to our business. We incur costs to monitor and take action to comply with governmental regulations that are applicable to our business, which include, among others: federal securities laws and regulations; REIT and other tax laws and regulations; environmental and health and safety laws and regulations; local zoning, usage, and other regulations relating to real property; and the Americans with Disabilities Act of 1990, as amended ("ADA"). See "Item 1A. Risk Factors" below for a discussion of material risks to us (including those, to the extent material to our competitive position, relating to governmental regulations) and see "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this filing on Form 10-K, together with our consolidated financial statements and accompanying footnotes, for a discussion of material information relevant to an assessment of our financial condition and results of operations (including, to the extent material, the effects that compliance with governmental regulations may have upon our capital expenditures and earnings).

As of December 31, 2025, we were not aware of any environmental conditions or material costs of complying with environmental or other government regulations that would have a material adverse effect on our overall business. However, it is possible that we are not aware of, or may become subject to, potential environmental liabilities or material costs of complying with government regulations due to changes in requirements or otherwise that could be material to our business.

**CORPORATE RESPONSIBILITY AND HUMAN CAPITAL**—Our Corporate Responsibility and Sustainability ("CRS") Program is designed to align with our business objective of driving long-term growth and value creation for all stakeholders by generating cash flow, income growth, managing risk, and capital appreciation. To achieve this alignment, our CRS Program is based on four pillars - our People & Culture, Environmental Management, Centers & Economic Impact, and Oversight & Ethics - with each pillar focused on its interdependent strategies as described below.

*People & Culture*—As of December 31, 2025, we had approximately 320 associates located in 23 states, with the majority located in our corporate headquarters in Cincinnati, Ohio. At PECO, our associates and the culture we foster are vital to how we operate. Our unique culture - which we refer to as our "PECO Cultural Advantage"™ - is carefully curated through the following approach: cultivating an ownership mindset where teamwork and innovative thinking are highly valued; promoting transparency and open communication throughout our Company; caring about the health and well-being of our associates; investing in the growth and development of our associates; fostering a supportive and inclusive environment; and recognizing the hard work of our associates.

*Environmental Management*—Our environmental management strategy focuses on maximizing resource efficiencies and mitigating the impact of environmental risks and related issues through the following key initiatives: Scope 1 and Scope 2 Greenhouse Gas ("GHG") emissions reduction; resource efficiency; water conservation; waste management; building certifications; renewable energy; data management; and climate risk assessment.

*Centers & Economic Impact*—Our centers are integral to the local communities they serve by supporting local entrepreneurs and small business owners; connecting residents to essential and necessity-based goods, services, and amenities; enhancing the communities through development and redevelopment projects; and creating economic impact for the local townships and municipalities through jobs and taxes. As of December 31, 2025, approximately 70% of our ABR was generated from Neighbors providing necessity-based goods and services to the local communities.

*Oversight & Ethics*—We believe that strong governance practices promote long-term value creation for our stakeholders by fostering a culture of integrity and ethical conduct for our associates; building and maintaining a relationship of trust and respect with our Neighbors, investors, vendors, and the communities that we serve; guiding decision-making through sound and ethical business practices; safeguarding the interests of our stockholders and other stakeholders through comprehensive internal control frameworks with independent oversight and review; assessing enterprise risk management and mitigation strategies for material risks on a regular basis; providing transparency in our reporting and stakeholder disclosures; and prioritizing regular engagement with our stakeholders.

More information about our CRS strategies and performance is available on our website at www.phillipsedison.com, including in our 2024 Corporate Responsibility Report. The content of our website and other information contained therein, including our Corporate Responsibility Report, are not incorporated by reference herein or in any other filing by the Company with the SEC, and should not be considered part of this Annual Report on Form 10-K.

**INFORMATION ABOUT OUR EXECUTIVE OFFICERS—**The following table details information for our executive officers as of December 31, 2025:

| Name | Age | Title | Joined PECO |
|---|---|---|---|
| Jeffrey S. Edison | 65 | Chairman & Chief Executive Officer | Co-Founder |
| Robert F. Myers | 53 | President | 2003 |
| Joseph G. Schlosser | 51 | Chief Operating Officer, Executive Vice President | 2004 |
| John P. Caulfield | 45 | Chief Financial Officer, Executive Vice President & Treasurer | 2014 |
| Tanya E. Brady | 58 | Executive Vice President, Chief Legal & Administrative Officer | 2013 |

**CORPORATE HEADQUARTERS—**Our corporate headquarters, located at 11501 Northlake Drive, Cincinnati, Ohio 45249, is where we conduct a majority of our management, leasing, construction, and investment activities, as well as administrative functions such as accounting and finance. Additionally, we maintain two regional offices located in Atlanta, Georgia and Park City, Utah.

**ACCESS TO COMPANY INFORMATION—**We electronically file our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy and Information statements, and all amendments to those reports with the SEC. The SEC maintains an internet site at www.sec.gov that contains the reports, proxy and information statements, and other information regarding issuers, including ours that are filed electronically.

We make available, free of charge, the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports on our website, www.phillipsedison.com. These reports are available as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Also available on our website are (i) our Corporate Governance Guidelines, (ii) our Code of Business Conduct and Ethics, and (iii) our Whistleblower Policy. In the event of any changes to these documents, revised copies will be made available on our website. We intend to disclose on our website under "Investors - Governance - Governance Overview" any amendment to, or waiver of, any provisions of our Code of Business Conduct and Ethics applicable to the directors and/or officers of the Company that would otherwise be required to be disclosed under the rules of the SEC or Nasdaq. We also disclose, and intend to disclose, on our website under "Investors" material nonpublic information to comply with our disclosure obligations under Regulation FD. The contents of our website are not incorporated by reference.

# ITEM 1A. RISK FACTORS

*You should specifically consider the following material risks in addition to the other information contained in this Annual Report on Form 10-K. The occurrence of any of the following risks might have a material adverse effect on our business, operating results, financial condition, and cash flows. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business, operating results, financial condition, and cash flows.*

**Risks Related to Our Business and Operations**

***Our financial performance depends on the stability and success of our Neighbors, and the loss, failure, departure or bankruptcy of significant Neighbors – including major anchor stores – or a high volume of smaller Neighbors, could adversely affect our revenues, occupancy, and results of operations.***

Our anchor Neighbors (generally those occupying 10,000 square feet or more) pay a significant portion of the total rent at a property and draw customer traffic to other stores. If a major anchor Neighbor ceases or downsizes operations – whether due to bankruptcy, insolvency, business downturn, lease default, or a decision not to renew its lease – we would lose a primary income source and traffic driver. This could also trigger co-tenancy provisions in other Neighbors' leases allowing them to pay reduced rent or terminate their leases, further eroding our rental income. If an anchor "goes dark" (stops operating but continues to pay rent), the lack of an active anchor can significantly diminish shopper traffic, impairing sales for other Neighbors. Re-leasing a vacated anchor space can be challenging and costly because anchor spaces may require substantial capital investments or reconfiguration (for example, subdividing into smaller units) to attract new Neighbors, and prolonged downtime is likely during this repositioning. In some cases, an anchor's lease may allow it to assign or transfer the space to a new retailer not originally anticipated, which could change the center's draw and potentially reduce foot traffic, or give other Neighbors the right to renegotiate or exit their leases.

A significant portion of our revenue comes from non-anchor Neighbors, some of which may have more limited financial resources than anchor Neighbors and could be vulnerable in an adverse economic climate. If a large number of these smaller Neighbors experience financial distress, default on their leases, or choose to close their businesses, our occupancy levels and rental income would decline. We may need to offer rent concessions, reduced rental rates, or fund additional tenant improvements and inducements to attract or retain replacement Neighbors, which would increase our costs and reduce cash flows. Competitive pressures – including from other shopping centers or e-commerce alternatives – can make it difficult to backfill vacant space on favorable terms, leading to extended vacancies or the acceptance of lower-paying or less creditworthy Neighbors. High vacancy or a suboptimal tenant mix at a given property can also diminish the property's overall resale value.

In addition, certain lease provisions can restrict our re-leasing flexibility. Some Neighbors have exclusive-use rights preventing us from leasing other space in the center to competitors or to users of certain product categories. These clauses can limit the pool of replacement tenants for a vacant unit (especially if the departed tenant had such protection or if existing Neighbors hold exclusive rights that constrain new leases), potentially resulting in longer vacancy periods or the need to accept a less optimal tenant at a lower rent. Similarly, co-tenancy clauses may reduce what remaining Neighbors are obligated to pay (or allow them to terminate their leases) until we satisfy certain conditions (such as securing a replacement anchor or achieving a specified occupancy threshold), prolonging the financial impact of an anchor loss.

Furthermore, if Neighbors file for bankruptcy, they may exercise their legal right to reject leases, resulting in termination of rental obligations and leaving us with vacant space and unrecoverable past due rent. Our claims for unpaid rent in a tenant's bankruptcy are typically general unsecured claims, for which recovery, if any, is usually limited and obtained only after lengthy proceedings. A bankruptcy by a major Neighbor (or multiple Neighbors) with locations across several of our centers could abruptly eliminate significant rental streams, and we may incur legal and re-leasing expenses while trying to mitigate the loss. Even in cases of a single-store bankruptcy, we may face delays and costs re-leasing that space, and any gap in occupancy reduces property revenue.

If our Neighbors – whether large anchors or smaller shop tenants – fail to perform, downsize, or depart our centers in significant numbers, our rental income and occupancy rates would decline, we could incur substantial costs to attract new tenants or adapt our properties, and the value of our shopping centers could be negatively affected. Any such developments could have a material adverse effect on our business, financial condition, cash flows, and results of operations, including our ability to service debt and make distributions to stockholders.

***We may be unable to sell shopping centers when desired, at an attractive price, or at all, and the sale of a property could cause significant tax payments.***

Our shopping centers, including related tangible and intangible assets, represent the majority of our total consolidated assets, and they may not be readily convertible to cash. As a result, our ability to sell one or more of our shopping centers, including shopping centers held in unconsolidated joint ventures, in response to changes in economic, industry, or other conditions, may be limited. The real estate market is affected by many factors that are beyond our control, including, but not limited to general economic conditions, availability and terms of financing, interest rates, supply and demand for space, and other factors. There may be less demand for lower quality shopping centers that we have identified for ultimate disposition in markets with uncertain economic or retail environments, and where buyers are more reliant on the availability of third-party mortgage financing. If we want to sell a property, we can provide no assurance that we will be able to dispose of it in the desired time period or at all, or that the sale price of a property will be attractive at the relevant time or even exceed the carrying value of our investment. Moreover, if a property is mortgaged, we may not be able to obtain a release of the lien on that property without the payment of a substantial prepayment penalty, which may restrict our ability to dispose of the property, even though the sale might otherwise be desirable.

Some of our shopping centers have a low tax basis, which may result in a taxable gain on sale. We intend to utilize tax-deferred exchanges under Section 1031 of the Internal Revenue Code of 1986, as amended (the "IRC") to mitigate taxable income ("Section 1031 Exchanges"); however, there can be no assurance that we will identify replacement shopping centers that meet our investment objectives for acquisitions. In the event that we do not utilize Section 1031 Exchanges, we may be required to distribute the gain proceeds to stockholders or pay income tax, which may reduce our cash flows available to fund our commitments and distributions to stockholders. Moreover, it is possible that future legislation could be enacted that could modify or repeal the laws with respect to Section 1031 Exchanges, which could make it more difficult or impossible for us to dispose of shopping centers on a tax-deferred basis.

***We face competition and other risks in pursuing acquisition opportunities that could increase the cost of such acquisitions and/or limit our ability to grow, and we may not be able to generate expected returns or successfully integrate completed acquisitions into our existing operations.***

We continue to evaluate the market for acquisition opportunities, and we may acquire shopping centers when we believe strategic opportunities exist. Our ability to acquire shopping centers on favorable terms and successfully integrate, operate, reposition, or redevelop them is subject to several risks. We may be unable to acquire a desired property because of competition from other real estate investors, including from other well-capitalized REITs and institutional investment funds. Even if we are able to acquire a desired property, competition from such investors may significantly increase the purchase price. We may also abandon acquisition activities after expending resources to pursue such opportunities. Once we acquire new shopping centers, these shopping centers may not yield expected returns for several reasons, including: (i) failure to achieve expected occupancy and/or rent levels within the projected time frame, if at all; (ii) inability to successfully integrate new shopping centers into existing operations; and (iii) exposure to fluctuations in the general economy, including due to the time lag between signing definitive documentation to acquire a new property and the closing of the acquisition. If any of these events occur, the cost of the acquisition may exceed initial estimates or the expected returns may not achieve those originally contemplated, which could adversely affect our financial condition, cash flows, and results of operations.

***We share ownership of our unconsolidated joint ventures and do not have exclusive decision-making power, and as such, we are unable to ensure that our objectives will be pursued.***

We have invested capital, and may invest additional capital, in unconsolidated joint ventures (instead of directly acquiring wholly-owned assets), for which we do not have exclusive decision-making power over the development, financing, leasing, management, and other aspects of these investments. As a result, the institutional joint venture partners might have interests or goals that are inconsistent with ours, take action contrary to our interests, or otherwise impede our objectives. Conflicts arising between us and our partners may be difficult to manage and/or resolve and it could be difficult to manage or otherwise monitor the existing business arrangements.

In addition, unconsolidated joint venture arrangements may decrease our ability to manage risk and implicate additional risks, such as: (i) potentially inferior financial capacity, diverging business goals and strategies and the need for our venture partners' continued cooperation; (ii) the joint venture partners might become bankrupt, suffer a deterioration in their creditworthiness, or fail to fund their share of required capital contributions; (iii) our inability to take actions with respect to the unconsolidated joint ventures' activities that we believe are favorable to us if our institutional joint venture partners do not agree; (iv) our inability to control the legal entities that have title to the real estate associated with the joint ventures; (v) our institutional joint venture partners can take actions that we may not be able to anticipate or prevent, which could result in negative impacts on our investment in the joint venture; and (vi) our institutional joint venture partners' business decisions or other actions or omissions may result in harm to our reputation or adversely affect the value of our investments.

***Our real estate assets may decline in value and be subject to significant impairment losses, which may reduce our net income.***

Our real estate properties are carried at cost less depreciation unless circumstances indicate that the carrying value of these assets may not be recoverable. We routinely evaluate whether there are any impairment indicators, including property operating performance, property occupancy trends, and actual marketing or listing price of properties being targeted for disposition, such that the value of the real estate properties (including any related tangible or intangible assets or liabilities) may not be recoverable. If, through our evaluation, we determine that a given asset exhibits one or more such indicators, we then compare the current carrying value of the asset to the estimated undiscounted cash flows that are directly associated with the use and ultimate disposition of the asset. Our estimated cash flows are based on several key assumptions, including rental rates, costs of Neighbor improvements, leasing commissions, anticipated holding periods, and assumptions regarding the residual value upon disposition, including the estimated exit capitalization rate. These key assumptions are subjective in nature and may differ materially from actual results. Changes in our disposition strategy or changes in the marketplace may alter the holding period of an asset or asset group, which may result in an impairment loss and such loss may be material to our financial condition or operating performance. To the extent that the carrying value of the asset exceeds the estimated undiscounted cash flows, an impairment loss is recognized equal to the excess of carrying value over fair value.

The fair value of real estate assets is subjective and is determined through the use of comparable sales information and other market data if available. These subjective assessments have a direct effect on our net income because recording an impairment charge results in an immediate negative adjustment to net income, which may be material. During the year ended December 31, 2025, we incurred no impairment charges. We will continue to evaluate the risk profile of each asset and may potentially recognize impairments in future quarters. Accordingly, there can be no assurance that we will not record impairment charges in the future related to our assets.

***Our development and redevelopment projects involve inherent risks and may not achieve their underwritten returns, which could adversely affect our financial condition, cash flows, and results of operations.***

We actively pursue opportunities to develop outparcels and redevelop existing properties; however, these activities require various government and other approvals, and any delay or failure in obtaining necessary entitlements can significantly postpone or even prevent a project, jeopardizing our ability to recover our investment. Development and redevelopment projects are subject to numerous risks, including (i) difficulties in leasing new or renovated spaces on the expected timeline or at projected rental rates (resulting in occupancy levels or rents that may be insufficient to make the project profitable); (ii) cost overruns and construction delays that cause actual project costs to exceed original estimates and reduce expected returns; (iii) the potential abandonment of projects mid-stream due to adverse market conditions, which would result in the loss of our invested capital; and (iv) strain on our personnel and capital resources from managing a large pipeline of projects, which could impair our ability to complete developments on schedule and on budget, further pressuring investment returns. Moreover, fluctuations in the level of our development activity can impact our results of operations by limiting the amount of internal overhead costs we are able to capitalize. External economic factors — such as inflationary cost pressures, rising interest rates, increases in the cost of construction materials due to tariffs or trade disputes, supply chain disruptions, and labor shortages — can exacerbate many of these challenges by driving costs higher or causing additional delays. As a result of these factors, the actual incremental unlevered yields (i.e., the return on our investment at project stabilization, excluding financing effects) for development and redevelopment projects may fall short of our underwritten incremental unlevered yield targets, which are based solely on our estimates, using data available to us in our development and redevelopment underwriting processes. The total cost to complete a project might ultimately be substantially higher than initially budgeted, and the incremental net operating income realized at stabilization can be lower than anticipated, due to a number of factors, including slower lease-up, lower-than-expected rental rates or occupancy, inability to collect anticipated rents, or Neighbors (tenants) vacating or defaulting (for example, through bankruptcy). If we fail to successfully reinvest in our portfolio through development and redevelopment or if our projects encounter significant delays, cost overruns, or fail to achieve the anticipated financial performance, our business, financial condition, cash flows, and results of operations could be adversely affected.

***Adverse economic, regulatory, market, and real estate conditions may adversely affect our financial condition, cash flows, and results of operations.***

Our portfolio is predominantly comprised of omni-channel neighborhood grocery-anchored shopping centers, and during the year ended December 31, 2025, our holdings in Florida and California accounted for 12.3% and 10.5%, respectively, of our ABR (including our wholly-owned portfolio as well as the prorated portion of shopping centers owned through our joint ventures). Therefore, our performance is subject to risks associated with owning and operating neighborhood omni-channel grocery-anchored shopping centers, and may be further subject to additional risk as a result of the geographic concentration noted above. Such risks include, but are not limited to: (i) changes in national, regional, and local economic climates or demographics; (ii) competition from other available shopping centers and e-commerce, and the attractiveness of our shopping centers to our Neighbors; (iii) increased competition for real estate assets targeted by our investment strategies; (iv) adverse local conditions, such as oversupply or reduction in demand for similar shopping centers in an area and changes in real estate zoning laws that may reduce the desirability of real estate in an area; (v) vacancies, changes in market rental rates, and the need to periodically repair, renovate, and re-lease space; (vi) ongoing disruption and/or consolidation in the retail sector; (vii) increases in operating costs, due to inflation or otherwise, including common area expenses, utilities, insurance, and real estate taxes, which are relatively inflexible and generally do not decrease if revenue or occupancy decreases; (viii) increases in the costs to repair, renovate, and re-lease space; (ix) changes in interest rates and the availability of financing, which may render the sale or refinance of a property or loan difficult or unattractive; (x) earthquakes, tornadoes, hurricanes, droughts, wildfires, or other weather and climate-related events and natural disasters, civil unrest, terrorist acts, or acts of war, which may result in uninsured or underinsured losses; (xi) epidemics, pandemics, or other widespread outbreaks or resulting public fear that disrupt the businesses of our Neighbors causing them to fail to pay rent on time or at all; and (xii) changes in laws and governmental regulations, including those governing usage, zoning, the environment, and taxes. Such risks also include, but are not limited to, those that could impact the financial stability of our Neighbors, including their ability to pay rent and expense reimbursements, such as supply chain disruptions and constraints, inflationary pressures throughout the supply chain, including those due to tariffs, labor shortages, inflationary pressures on wages, increases in retail theft, changes in consumer demand due to macroeconomic conditions or otherwise, and other risks and uncertainties described elsewhere in this "Risk Factors" section. These and other factors could adversely affect our financial condition, cash flows, and results of operations.

***The continued shift in retail sales towards e-commerce may adversely affect our financial condition, cash flows, and results of operations.***

Retailers continue to be affected by e-commerce and changes in customer buying habits, including the delivery or curbside pick-up of items ordered online. Retailers are considering these e-commerce trends when making decisions regarding their brick and mortar stores and how they will compete and innovate in a rapidly changing e-commerce environment. Many retailers in our shopping centers provide services or sell goods that are unable to be performed online (such as haircuts, massages, and fitness centers) or that have historically been less likely to be purchased online (such as grocery stores, restaurants, and coffee shops); however, the continuing increase in e-commerce sales (including online orders for immediate delivery or pickup in store) may cause retailers to adjust the size or number of retail locations in the future or close stores. Our grocer Neighbors are incorporating e-commerce concepts through home delivery or curbside pickup, which could reduce foot traffic at our centers and adversely affect our occupancy and rental rates. Changes in shopping trends as a result of the growth in e-commerce may also affect the profitability of retailers that do not adapt to changes in market conditions. While we devote considerable effort and resources to analyze and respond to Neighbor trends, Neighbor and consumer preferences, and consumer spending patterns, we cannot predict with certainty what future Neighbors will want, what future retail spaces will look like, or how much revenue will be generated at traditional brick and mortar locations. If we are unable to anticipate and respond promptly to trends in the market (such as space for a drive through or curbside pickup), our occupancy levels and rental rates may decline, and our financial condition, cash flows, and results of operations may be adversely impacted.

***Pandemics, epidemics, or other health crises may have a negative effect on our and our Neighbors' businesses, financial condition, results of operations, cash flows, and liquidity.***

Our business, and the businesses of our Neighbors, could be materially and adversely affected by the risks, or the public perception of the risks, related to a pandemic, epidemic, or other health crisis, especially if there is a negative impact to customers' willingness or ability to frequent our Neighbors' businesses.

As was experienced during the COVID-19 pandemic, such crises could cause significant disruptions to the United States and global economy and contribute to significant volatility and negative pressure in financial markets. Government responses, including quarantines, restrictions on travel, mandatory closures of businesses, or other restrictions, as well as changes in consumer behavior, could negatively impact our tenants and their ability to operate their businesses, which could impact our ability to collect on current or past due rent payments or fully recover amounts due under the terms of a lease agreement in the event of a default by a Neighbor.

The unpredictable nature of pandemics, epidemics, and other health crises precludes any prediction as to one's ultimate adverse impact. A worsening of the economic, political, and social environment as a result presents material risks and uncertainties with respect to our and our Neighbors' business, financial condition, results of operations, cash flows, liquidity, and ability to satisfy debt service obligations.

***Increased scrutiny on Environmental, Social and Governance factors may impose additional costs and expose us to new risks.***

There is continued scrutiny from investors, policymakers, and other stakeholders on how companies address climate change, human capital, and a variety of other corporate responsibility factors. Although we engage in certain voluntary initiatives, including disclosures, to improve our corporate responsibility profile or respond to stakeholder expectations, such initiatives entail costs and may not have the desired effect. For example, methodologies, standards, and data regarding corporate responsibility matters continue to evolve, and our approach to such matters may not align with the expectations or preferences of any particular stakeholder. Stakeholder expectations are not uniform, and may, at times, conflict. Additionally, the regulatory environment may create conflicting pressures. While policymakers in some jurisdictions have adopted or are looking at adopting requirements on corporate responsibility matters, policymakers in other jurisdictions advocate for laws to constrain consideration of corporate responsibility matters in certain circumstances. Additional actions may be taken by both proponents and opponents of corporate responsibility matters. For example, there have been increased instances of greenwashing or other litigation against companies for alleged failures in disclosure, methodology, or performance. Failure to successfully navigate competing policymaker and stakeholder expectations on corporate responsibility, including in association with any ratings or disclosures, or unfavorable comparisons in these areas to other companies, could result in reputational harm, loss of tenants or capital availability, investor engagement on our corporate responsibility initiatives and disclosures, increased costs, or other adverse impacts to our business. Additionally, certain of our stakeholders are subject to similar risks, which may augment or create additional risks relating to such matters, including in ways that we may not be aware of or may be difficult to predict.

***We use artificial intelligence technologies in our business, and the use of these technologies involve technological and legal risk.***

We currently use artificial intelligence ("AI") and automated decision-making technologies (collectively, "AI Technologies"), including generative AI Technologies (i.e., AI Technologies that can produce and output new content, software code, data and information), in certain internal business practices and are making additional investments in this area. We expect that increased investment will be required in the future to continuously improve our use of AI Technologies. As with many technological innovations, there can be no assurance that the usage of or our investments in such technologies will always be beneficial to our business, including our efficiency or profitability. Technological advances in AI are rapidly evolving, and along with this rapid evolution comes risks and challenges that could negatively impact our business. AI Technologies may create incomplete, inaccurate, or misleading outputs or other discriminatory or unexpected results or behaviors, such as hallucinatory behavior that can generate irrelevant, nonsensical, or factually incorrect results. While we take measures designed to ensure the accuracy of such AI-generated content, those measures may not always be successful. Accordingly, reliance on these models could lead us to make impaired decisions that could result in adverse consequences to us, including legal liability, reputational and competitive harm, and Neighbor loss. Additionally, sensitive or otherwise confidential information could be leaked, disclosed, or revealed in connection with the use of AI Technologies by our employees, vendors, contractors, and where an AI model processes personal information and makes connections with that data, it may disclose sensitive, proprietary, or confidential information generated by the model. Furthermore, bad actors may utilize AI Technologies to obtain sensitive or confidential information of our business.

Uncertainty in the regulatory environment relating to AI Technologies may hinder our ability to use such technologies in our business or require us to change our business practices, which could decrease any benefits from using AI Technologies and negatively impact our business.  Additionally, we may need to expend additional resources to modify and maintain our use of AI Technologies to comply with applicable law, and failure to do so may lead to regulatory fines or penalties.

We use AI Technologies licensed from third parties in certain internal business practices and our ability to continue to use such technologies at the scale we need may be dependent on access to specific third-party software and infrastructure. We cannot control the availability or pricing of such third-party AI Technologies, especially in a highly competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers.

## Risks Related to Our Indebtedness and Liquidity

***We have substantial indebtedness, and we may need to incur additional indebtedness, including recourse debt, in the future, which could adversely affect our business, financial condition, and ability to make distributions to our stockholders.***

We have obtained, and may continue to obtain, lines of credit, and other long-term financing that are secured by our shopping centers and other assets. On December 31, 2025, we had indebtedness of $2.4 billion comprised of $2.0 billion in unsecured debt, $0.4 billion in outstanding secured loan facilities, and $30.4 million in mortgage loans and finance lease obligations. In connection with executing our business strategies, we expect to evaluate additional acquisitions and strategic investments, and we may elect to finance these endeavors by incurring additional indebtedness. We may also incur mortgage debt on shopping centers that we already own in order to obtain funds to acquire additional shopping centers or make other capital investments. In addition, we may borrow as necessary or advisable to ensure that we maintain our qualification as a REIT for U.S. federal income tax purposes, including borrowings to satisfy the REIT requirement that we distribute at least 90% of our annual REIT taxable income to our stockholders (computed without regard to the dividends-paid deduction and excluding net capital gain). However, we cannot guarantee that we will be able to obtain any such borrowings on satisfactory terms. Additionally, if we have insufficient income to service any recourse debt obligations, our lenders could institute proceedings against us to foreclose upon our assets.

If we mortgage a property and there is a shortfall between the cash flows from that property and the cash flows needed to service mortgage debt on that property, then the amount of cash available for distributions to stockholders may be reduced.

In addition, incurring mortgage debt increases the risk of loss of a property because defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. If any mortgages contain cross-collateralization or cross-default provisions, a default on a single property could affect multiple shopping centers. Additionally, we may give full or partial guarantees to lenders of mortgage debt on behalf of the entities that own our shopping centers. When we give a guaranty on behalf of an entity that owns one of our shopping centers, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. Currently, we are a limited guarantor on mortgage loans for certain of our unconsolidated joint ventures. Our guarantee is limited to being the non-recourse carveout guarantor and the environmental indemnitor.

High debt levels could have material adverse consequences for the Company, including hindering our ability to adjust to changing market, industry, or economic conditions; limiting our ability to access the capital markets to refinance maturing debt or to fund acquisitions or emerging businesses; requiring the use of a substantial portion of our cash flows for the payment of principal and interest on our debt, thereby limiting the amount of free cash flow available for future operations, acquisitions, distributions, stock repurchases, or other uses; making us more vulnerable to economic or industry downturns, including elevated or increased interest rates; and placing us at a competitive disadvantage compared to less leveraged competitors.

***We may not be able to access financing on favorable terms, or at all.***

We may finance our assets over the long-term through a variety of means, including unsecured bonds, credit facilities, secured pools, issuance of commercial mortgage-backed securities, and other structured financings. Our ability to execute this strategy will depend on various market conditions that are beyond our control, including lack of capital availability and greater credit spreads. We cannot be certain that these markets will remain an efficient source of long-term financing for our assets. If our strategy is not viable, we will have to find alternative forms of long-term financing for our assets. This could subject us to more recourse indebtedness and the risk that debt service on less efficient forms of financing would require a larger portion of our cash flows, thereby reducing cash available for distribution to our stockholders and funds available for operations as well as for future business opportunities.

Additionally, changes to our credit ratings could affect our ability to access debt capital, as well as the terms of certain existing and future debt financing we may obtain. As we depend, in part, on debt financing to fund the growth of our business and to execute our strategy, an adverse change in our credit rating, including changes in our credit outlook, or the initiation of a review of our credit rating that could result in an adverse change, could have a material adverse effect on us. Our creditworthiness is rated by nationally recognized credit rating agencies. The credit ratings assigned are based on our operating performance, liquidity and leverage ratios, financial condition and prospects, and other factors viewed by the credit rating agencies as relevant to our industry and the general economic outlook. Furthermore, our unsecured credit facilities are priced, in part, on our credit rating. A downgrade of our credit rating could lead to a higher credit spread component within the applicable interest rate for those debt agreements and result in higher interest expense.

***Covenants in our loan agreements may restrict our operations and adversely affect our financial condition and ability to make distributions to our stockholders.***

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Our loan agreements may contain covenants that limit our ability to further mortgage a property or discontinue insurance coverage. In addition, loan agreements may limit our ability to enter into or terminate certain operating or lease agreements related to a property. Mortgage debt and other property-level debt that we may incur may also limit our ability to transfer properties from one subsidiary to another. These or other limitations would decrease our operating flexibility and our ability to achieve our operating objectives, which may adversely affect our financial condition and ability to make distributions to our stockholders.

***Covenants in certain of our loan agreements specify that certain named individuals must remain a member of management and/or our Board of Directors (the "Board") or require certain level of management or Board continuity in connection with a fundamental transaction.***

Certain of our loan agreements contain covenants that require certain named individuals, including Mr. Edison, to continue serving as a member of management and/or the Board or require certain levels of senior management and/or Board continuity following a change of control or other fundamental transaction. If such individuals were to depart from the Company within a specified time prior to such transaction or within such specified time after such a transaction, we may be required to negotiate waivers of such covenants or obtain replacement financing, which we may not be able to do on satisfactory terms or at all.

***Higher market capitalization rates and lower NOI for our shopping centers may adversely impact our ability to sell shopping centers and fund developments and acquisitions, and may dilute earnings.***

As part of our capital recycling strategy, we sell shopping centers that no longer meet our growth and investment objectives due to stabilization or perceived future risk. Sales proceeds are then used to fund the construction of developments, redevelopments, expansions, and acquisitions, and to repay debt. An increase in market capitalization rates or a decline in NOI may cause a reduction in the value of shopping centers identified for sale, which would have an adverse effect on the amount of cash generated. Additionally, the sale of shopping centers resulting in significant tax gains may require higher distributions to our stockholders in order to maintain our REIT status or payment of additional income taxes. We intend to utilize Section 1031 Exchanges to mitigate taxable income. However, there can be no assurance that we will identify exchange shopping centers that meet our investment objectives for acquisitions.

***Increases in interest rates could increase the amount of our interest payments and adversely affect our ability to pay distributions to our stockholders.***

Although a significant amount of our outstanding debt has fixed interest rates, we borrow funds at variable interest rates under our credit facilities and term loans. As of December 31, 2025, 15.7% of our outstanding debt was variable rate debt. Increases in interest rates would increase our interest expense on any variable rate debt to the extent we have not hedged our exposure to changes in interest rates. In addition, increases in interest rates will affect the terms under which we refinance our existing debt as it matures, to the extent we have not hedged our exposure to changes in interest rates, resulting in higher interest rates and increased interest expense. Either of these events would reduce our future earnings and cash flows, which may adversely affect our ability to service our debt and meet our other obligations and also may reduce the amount we are able to distribute to stockholders.

***Hedging activity may expose us to risks, including the risks that a counterparty will not perform and that the hedge will not yield the economic benefits we anticipate, which may adversely affect our financial condition, cash flows, and results of operations.***

From time to time, we manage our exposure to interest rate volatility by using interest rate hedging arrangements that involve risk, including but not limited to, the risk that counterparties may fail to honor their obligations under these arrangements, that these arrangements may not be effective in reducing our exposure to interest rate changes, and that we may be required to pay the counterparty if interest rates decrease in the future below the hedged amount. There can be no assurance that our hedging arrangements will qualify for hedge accounting or that our hedging activities will have the desired beneficial impact on our results of operations. Should we desire to terminate a hedging agreement, there may be significant costs and cash requirements involved to fulfill our obligations under the hedging agreement. Failure to hedge effectively against interest rate changes may adversely affect our financial condition, cash flows, and results of operations.

### Risks Related to Our Corporate Structure and Organization

***The Operating Partnership's limited partnership agreement grants certain rights and protections to the limited partners, which allows them to vote in connection with a change of control transaction that might involve a premium price for shares of our common stock.***

The Operating Partnership's limited partnership agreement grants certain rights and protections to the limited partners, including granting them the right to vote in connection with a change of control transaction. Any such change of control transaction is required to be approved by holders of ownership units of the Operating Partnership ("OP units") (including our Company and its subsidiaries) at the same level of approval as required for approval by holders of shares of our common stock. For purposes of any such vote, we will be deemed to vote the OP units held by us and our subsidiaries in proportion to the manner in which all of our outstanding shares of common stock were voted at a stockholders meeting relating to such transaction. As of December 31, 2025, we would have directly or indirectly controlled approximately 90.8% of the OP units. Furthermore, as of December 31, 2025, Mr. Edison had voting control over approximately 5.0% of the OP units (considering OP units owned by us), and therefore could have influence over votes on change of control transactions.

***We and our consolidated subsidiary, the Operating Partnership, entered into tax protection agreements with certain protected partners, which may limit the Operating Partnership's ability to sell or otherwise dispose of certain shopping centers and may require the Operating Partnership to maintain certain debt levels that otherwise would not be required to operate its business.***

We and the Operating Partnership entered into a tax protection agreement on October 4, 2017 (the "2017 TPA") with, among others, Mr. Edison, and certain entities controlled by him at the closing of a transaction in May 2017 pursuant to which we internalized our management structure through the acquisition of certain real estate assets and the third-party investment management business of Phillips Edison Limited Partnership ("PELP") in exchange for OP units and cash. Pursuant to the 2017 TPA, if the Operating Partnership: (i) sells, exchanges, transfers, or otherwise disposes of certain shopping centers in a taxable transaction, or undertakes any taxable merger, combination, consolidation or similar transaction (including a transfer of all or substantially all assets), for a period of ten years commencing on October 4, 2017; or (ii) fails, prior to the expiration of such period, to maintain certain minimum levels of indebtedness that would be allocable to each protected partner for tax purposes or, under certain circumstances, fails to offer such protected partners the opportunity to guarantee certain types of the Operating Partnership's indebtedness, then the Operating Partnership will indemnify each affected protected partner, including Mr. Edison, against certain resulting tax liabilities. Our tax indemnification obligations include a tax gross-up. As of December 31, 2025, 28 of our 297 wholly-owned shopping centers, four outparcels, and the land under which one of our properties is located, comprising approximately 9.8% of our ABR, are subject to the protection described in clause (i) above, and the potential "make-whole amount" on the estimated aggregate amount of built-in gain subject to such protection is approximately $114.3 million.

We and the Operating Partnership entered into an additional tax protection agreement (the "2021 TPA") on July 19, 2021 with Mr. Edison, Devin I. Murphy, and Mr. Myers, which will become effective upon the expiration of the 2017 TPA. The 2021 TPA generally has the following terms: (i) the 2021 TPA will severally provide to Mr. Edison, Mr. Murphy, and Mr. Myers the same protection provided under the 2017 TPA until October 4, 2031, so long as (a) Mr. Edison, Mr. Murphy, or Mr. Myers (or their permitted transferees), as applicable, individually owns at least 65% of the OP units owned by him as of the date of the execution of the 2021 TPA and (b) in the case of Mr. Murphy or Mr. Myers, Mr. Edison individually owns at least 65% of the OP units owned by him as of the date of the execution of the 2021 TPA; and (ii) the 2021 TPA will provide that following the expiration of the four-year tax protection period under the 2021 TPA, for so long as Mr. Edison holds at least $5.0 million in value of OP units, (a) Mr. Edison will have the opportunity to guarantee debt of the Operating Partnership or enter into a "deficit restoration" obligation, and (b) the Operating Partnership will provide reasonable notice to Mr. Edison before effecting a significant transaction reasonably likely to result in the recognition of more than one-third of the built-in gain allocated to Mr. Edison that is protected under the 2017 TPA as of the date that the 2021 TPA was executed, and will consider in good faith any proposal made by Mr. Edison relating to structuring such transaction in a manner to avoid or mitigate adverse tax consequences to him.

Therefore, although it may be in our stockholders' best interest for us to cause the Operating Partnership to sell, exchange, transfer or otherwise dispose of one or more of these shopping centers, it may be economically prohibitive for us to do so until the expiration of the applicable protection period because of these indemnity obligations. Moreover, these obligations may require us to cause the Operating Partnership to maintain more or different indebtedness than we would otherwise require for our business. As a result, the tax protection agreements could, during their term, restrict our ability to take actions or make decisions that otherwise would be in our best interests.

***Our stockholders have limited control over changes in our policies and operations, which increases the uncertainty and risks our stockholders face.***

Our Board determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification, and distributions. Our Board may amend or revise these and other policies without the vote of our stockholders. Under the Maryland General Corporation Law, as amended ("MGCL") and our charter, our stockholders have a right to vote only on limited matters. Our Board's broad discretion in setting policies and our stockholders' inability to exert control over those policies increases the uncertainty and risks our stockholders face.

***Our charter, bylaws, and Maryland law contain terms that may discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders.***

Our charter, bylaws, and Maryland law contain provisions that may delay, defer, or prevent a transaction or a change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interest. Our charter authorizes our Board to, without stockholder approval, amend our charter to increase or decrease the aggregate number of authorized shares of stock, to authorize us to issue additional shares of our common stock or preferred stock, and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to authorize us to issue such classified or reclassified shares of stock. We believe these charter provisions will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional authorized shares of our common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded, and our Board could authorize the issuance of preferred stock with priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock.

Our charter, with certain exceptions, authorizes our Board to take such actions as are necessary and desirable to preserve our qualification as a REIT. To help us comply with the REIT ownership requirements under the IRC, among other purposes, our charter prohibits any person from directly or constructively owning more than 9.8% in value of our aggregate outstanding stock or more than 9.8% in value or number of shares, whichever is more restrictive, of our aggregate outstanding common stock, unless exempted by our Board.

In addition, the MGCL permits our Board to implement certain takeover defenses without stockholder approval.

These and other provisions of our charter, bylaws, and Maryland law could have the effect of delaying, deferring, or preventing a change in control, including an extraordinary transaction (such as a merger, tender offer, or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock.

***Our rights and the rights of our stockholders to recover claims against our officers and directors are limited, which could reduce our stockholders' and our recovery against them if they cause us to incur losses.***

Maryland law provides that a director has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in the corporation's best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter, in the case of our directors and officers, requires us to indemnify our directors and officers to the maximum extent permitted by Maryland law. Additionally, our charter limits the liability of our directors and officers for monetary damages to the maximum extent permitted under Maryland law. As a result, we and our stockholders may have more limited rights against our directors, officers, associates, and agents than might otherwise exist under common law, which could reduce our stockholders' and our recovery against them. In addition, we may be obligated to fund the defense costs incurred by our directors, officers, associates, and agents in some cases, which would decrease the cash otherwise available for distribution to stockholders.

### Risks Related to Our REIT Status and Other Tax Risks

***Failure to qualify as a REIT would cause us to be taxed as a regular C corporation, which would substantially reduce funds available for distributions to stockholders.***

We elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2010. We believe that our organization and method of operation has enabled and will continue to enable us to meet the requirements for qualification and taxation as a REIT for U.S. federal income tax purposes. However, we cannot assure you that we will qualify as such. This is because qualification as a REIT involves the application of highly technical and complex provisions of the IRC as to which there are only limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within our control. Future legislation, new regulations, administrative interpretations, or court decisions may significantly change the tax laws or the application of the tax laws with respect to qualification as a REIT for federal income tax purposes or the federal income tax consequences of such qualification.

If we fail to qualify as a REIT in any taxable year, and are unable to obtain relief under certain statutory provisions, we will face serious tax consequences that will substantially reduce the funds available for distributions to our stockholders because:

- we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to federal and state income tax at regular corporate rates; and

- we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.

As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it could adversely affect the value of our common stock. If we fail to qualify as a REIT, we would no longer be required to make distributions to our stockholders.

***Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flows.***

Even if we qualify as a REIT for U.S. federal income tax purposes, we may be subject to certain U.S. federal, state, and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property, and transfer taxes. Any of these taxes would decrease cash available for distributions to stockholders.

***If the Operating Partnership fails to qualify as a partnership for U.S. federal income tax purposes, we would fail to qualify as a REIT and would suffer adverse consequences.***

We believe that the Operating Partnership is organized and will be operated in a manner so as to be treated as a partnership, and not an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. As a partnership, the Operating Partnership will not be subject to U.S. federal income tax on its income. Instead, each of its partners, including us, will be allocated that partner's share of the Operating Partnership's income. No assurance can be provided, however, that the Internal Revenue Service (the "IRS") will not challenge the Operating Partnership's status as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating the Operating Partnership as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, would cease to qualify as a REIT. Also, the failure of the Operating Partnership to qualify as a partnership would cause it to become subject to U.S. federal corporate income tax, which would significantly reduce the amount of its cash available for debt service and for distribution to its partners, including us.

***The Operating Partnership has a carryover tax basis on certain of its assets as a result of our acquisition of PELP, and our merger with Phillips Edison Grocery Center REIT II, Inc. ("REIT II"), and the amount that we have to distribute to stockholders therefore may be higher.***

As a result of each of the acquisition of PELP and our merger with REIT II, certain of the Operating Partnership's shopping centers have carryover tax bases that are lower than the fair market values of these shopping centers at the time of the acquisition. As a result of this lower aggregate tax basis, the Operating Partnership may recognize more taxable gain upon the sale of these assets, and the Operating Partnership will be entitled to lower depreciation deductions on these assets than if it had purchased these shopping centers in taxable transactions at the time of the acquisition. Such lower depreciation deductions and increased gains on sales generally will increase the amount of our required distribution under the REIT rules, and will decrease the portion of any distribution that otherwise would have been treated as a "return of capital" distribution.

***Our property taxes could increase due to property tax rate changes or reassessment, which could impact our cash flow.***

Even if we qualify as a REIT for U.S. federal income tax purposes, we are required to pay state and local property taxes on our shopping centers. The property taxes on our shopping centers may increase as property tax rates change or as our shopping centers are assessed or reassessed by taxing authorities. Therefore, the amount of property taxes we pay in the future may increase substantially from what we have paid in the past and such increases may not be covered by Neighbors pursuant to our lease agreements. If the property taxes we pay increase, our financial condition, results of operations, cash flow, per share trading price of our common stock, ability to satisfy our principal and interest obligations and to make distributions to our stockholders could be adversely affected.

***Our use of taxable REIT subsidiary ("TRS") entities may jeopardize our REIT qualification and expose us to significant tax liabilities.***

We may utilize TRS entities to hold non-qualifying REIT assets and to conduct activities that generate non-qualifying REIT income. A TRS is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a TRS. A TRS also includes any corporation other than a REIT with respect to which a TRS owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. TRS entities are taxed as regular C corporations and may engage in activities our REIT cannot. Income earned by our TRS entities is not required to be distributed to us, and any dividends received from our TRS entities generally qualify under the 95%, but not the 75%, gross income test. We monitor TRS income and distributions to comply with REIT income limits, but we cannot guarantee compliance in all cases. A failure to meet these tests could result in loss of REIT status.

Additionally, no more than 20% of our total asset value (beginning on January 1, 2026 this statutory limitation was increased to 25%) may consist of TRS securities. This limitation may constrain the growth of our non-REIT businesses. We monitor TRS valuations to comply with this threshold, but market fluctuations or business expansion could cause inadvertent violations. Transactions between us and our TRS entities must be conducted on an arm's-length basis, and while we attempt to structure our intercompany dealings on market terms, we could be subject to a 100% excise tax if the IRS successfully argues that our existing intercompany transactions are not structured on an arm's length basis. Non-compliance with an arm's-length standard could result in substantial tax penalties or loss of REIT status, adversely affecting our financial condition and results.

***REIT distribution requirements could adversely affect our ability to execute our business plans, including because we may be required to borrow funds to make distributions to stockholders or otherwise depend on external sources of capital to fund such distributions.***

We generally must distribute annually at least 90% of our REIT taxable income (which is determined without regard to the dividends paid deduction or net capital gain for this purpose) in order to continue to qualify as a REIT. To the extent that we satisfy the distribution requirement but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we may elect to retain and pay income tax on our net long-term capital gain. In that case, if we so elect, a stockholder would be taxed on its proportionate share of our undistributed long-term gain and would receive a credit or refund for its proportionate share of the tax we paid. A stockholder, including a tax-exempt or foreign stockholder, would have to file a U.S. federal income tax return to claim that credit or refund. Furthermore, we will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws.

We intend to make distributions to our stockholders to comply with the REIT requirements of the IRC and to avoid corporate income tax and the 4% excise tax. We may be required to make distributions to our stockholders at times when it would be more advantageous to reinvest cash in the business or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

If we do not have other funds available, we could be required to borrow funds on unfavorable terms, sell investments at disadvantageous prices, distribute amounts that would otherwise be invested in future acquisitions or capital expenditures or used for the repayment of debt, pay dividends in the form of "taxable stock dividends," or find another alternative source of funds to make distributions sufficient to enable us to distribute enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity.

***Complying with REIT requirements may cause us to forgo otherwise attractive opportunities or liquidate otherwise attractive investments.***

To continue to qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to stockholders, and the ownership of our stock. As discussed above, we may be required to make distributions to shareholders at disadvantageous times or when we do not have funds readily available for distribution. Additionally, we may be unable to pursue investments that would be otherwise attractive to us in order to satisfy the requirements for qualifying as a REIT.

We must also ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, U.S. government securities, and qualified real estate assets, including certain mortgage loans and mortgage-backed securities. The remainder of our investment in securities (other than U.S. government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets can consist of the securities of any one issuer (other than U.S. government securities and qualified real estate assets) and no more than 20% of the value of our gross assets may be represented by securities of one or more TRS entities. Finally, no more than 25% of our assets may consist of debt investments that are issued by "publicly offered REITs" and would not otherwise be treated as qualifying real estate assets. If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter to avoid losing our REIT status and being subject to adverse tax consequences, unless certain relief provisions apply. As a result, compliance with the REIT requirements may hinder our ability to operate solely on the basis of profit maximization and may require us to liquidate investments from our portfolio, or refrain from making otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to stockholders.

***The prohibited transactions tax may limit our ability to engage in transactions, including disposition of assets, which would be treated as sales for U.S. federal income tax purposes.***

A REIT's net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of dealer property, other than foreclosure property. We may be subject to the prohibited transaction tax upon a disposition of real property. Although a safe-harbor exception to prohibited transaction treatment is available, we cannot assure you that we can comply with such safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of our trade or business. Consequently, we may choose not to engage in certain sales of real property or may conduct such sales through a TRS.

It may be possible to reduce the impact of the prohibited transaction tax by conducting certain activities through a TRS. However, to the extent that we engage in such activities through a TRS, the income associated with such activities will be subject to a corporate income tax. In addition, the IRS may attempt to ignore or otherwise recast such activities in order to impose a prohibited transaction tax on us, and there can be no assurance that such recast will not be successful.

***We may recognize substantial amounts of REIT taxable income, which we would be required to distribute to our stockholders, in a year in which we are not profitable under accounting principles generally accepted in the United States ("GAAP") or other economic measures.***

We may recognize substantial amounts of REIT taxable income in years in which we are not profitable under GAAP or other economic measures as a result of the differences between GAAP and tax accounting methods. For instance, certain of our assets will be marked-to-market for GAAP purposes but not for tax purposes, which could result in losses for GAAP purposes that are not recognized in computing our REIT taxable income. Additionally, we may deduct our capital losses only to the extent of our capital gains in computing our REIT taxable income for a given taxable year. Consequently, we could recognize substantial amounts of REIT taxable income and would be required to distribute such income to shareholders in a year in which we are not profitable under GAAP or other economic measures.

***Our qualification as a REIT could be jeopardized as a result of an interest in joint ventures or investment funds.***

We may hold certain limited partner or non-managing member interests in partnerships or limited liability companies that are joint ventures or investment funds. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our qualification as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a REIT gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to continue to qualify as a REIT unless we are able to qualify for a statutory REIT "savings" provision, which may require us to pay a significant penalty tax to maintain our REIT qualification.

***Distributions paid by REITs do not qualify for the reduced tax rates that apply to other corporate distributions.***

The maximum tax rate for "qualified dividends" paid by corporations to non-corporate stockholders generally is 20%. Distributions paid by REITs to non-corporate stockholders generally are taxed at rates lower than ordinary income rates, but those rates are higher than the 20% tax rate on qualified dividend income paid by corporations. Although this does not adversely affect the taxation of REITs or dividends payable by REITs, to the extent that the preferential rates continue to apply to regular corporate qualified dividends, the more favorable rates for corporate dividends may cause non-corporate investors to perceive that an investment in a REIT is less attractive than an investment in a non-REIT entity that pays dividends, thereby reducing the demand and market price of shares of our common stock.

***Legislative or regulatory tax changes could adversely affect us or our stockholders.***

At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated, or become effective and any such law, regulation, or interpretation may take effect retroactively. Any such change could result in an increase in our, or our stockholders', tax liability or require changes in the manner in which we operate in order to minimize increases in our tax liability. A shortfall in tax revenues for states and municipalities in which we operate may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional taxes on our assets or income or be subject to additional restrictions. These increased tax costs could, among other things, adversely affect our financial condition, results of operations, and the amount of cash available for the payment of dividends. We and our stockholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation, or administrative interpretation.

***If our assets are deemed to be plan assets, we may be exposed to liabilities under Title I of the Employee Retirement Income Security Act of 1974 ("ERISA") and the IRC.***

In some circumstances where an ERISA plan holds an interest in an entity, the assets of the entity are deemed to be ERISA plan assets unless an exception applies. This is known as the "look-through rule." Under those circumstances, the obligations and other responsibilities of plan sponsors, plan fiduciaries and plan administrators, and of parties in interest and disqualified persons, under Title I of ERISA or Section 4975 of the IRC, may be applicable, and there may be liability under these and other provisions of ERISA and the IRC. We believe that our assets should not be treated as plan assets because the shares of our common stock should qualify as "publicly-offered securities" that are exempt from the look-through rules under applicable Treasury Regulations. We note, however, that because certain limitations are imposed upon the transferability of shares of our common stock so that we may qualify as a REIT, and perhaps for other reasons, it is possible that this exemption may not apply. If that is the case, and if we are exposed to liability under ERISA or the IRC, our performance and results of operations could be adversely affected.

## Risks Related to Business Continuity and Cybersecurity

***Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could adversely affect our cash flows and stockholder returns.***

We maintain insurance coverage with third-party carriers who provide a portion of the coverage of potential losses, including commercial general liability, fire, flood, extended coverage, and rental loss insurance on all of our shopping centers. We currently self-insure a portion of our commercial insurance deductible risk through our captive insurance company. To the extent that our captive insurance company is unable to bear that risk, we may be required to fund additional capital to our captive insurance company or we may be required to bear that loss. As a result, our operating results may be adversely affected.

There are some types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution, or environmental matters, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or sublimits. Terrorist activities or violence occurring at our properties also may directly affect their value through damage, destruction, or loss. Insurance for such acts may be unavailable or cost more, which could result in an increase to our operating expenses and adversely affect our results of operations. To the extent that our Neighbors are affected by such attacks or threats of attacks, their businesses may be adversely affected, including their ability to continue to meet obligations under their existing leases. If any of our shopping centers incur a casualty or other loss that is not fully or adequately insured, the value of our assets will be reduced by any such uninsured loss, which may reduce the value of our stockholders' investment. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, such payments could adversely impact our cash flows and ability to make distributions to our stockholders.

***Climate change may adversely affect our business, financial condition, cash flows, and results of operations.***

Climate change, including the impact of global warming, creates physical and transition risks. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in storm intensity and severity of weather (e.g. floods, droughts, wildfires, tornadoes, or hurricanes) and changes in temperatures, water, and other weather patterns. The occurrence of sea level rise or one or more natural disasters, such as floods, droughts, tornados, hurricanes, tropical storms, wildfires, and earthquakes (whether or not caused by climate change), could cause considerable damage to our shopping centers, disrupt our operations, and negatively affect our financial performance. To the extent any of these events results in significant damage to or closure of one or more of our shopping centers, our operations and financial performance could be adversely affected through lost Neighbors and an inability to lease or re-lease the space. In addition, these events could result in significant expenses to restore or remediate a property, increases in fuel or other energy costs or a fuel shortage, and increases in the costs of (or making unavailable) insurance on favorable terms if they result in significant loss of property or other insurable damage. In addition, transition risks associated with new or more stringent laws or regulations or stricter interpretations of existing laws may require material expenditures by us. Among other things, "green" building codes may seek to reduce emissions through the imposition of standards for design, construction materials, water and energy usage and efficiency, and waste management. Such codes could require us to make improvements to our existing shopping centers, increase the costs of maintaining or improving our existing shopping centers or developing new shopping centers, or increase taxes and fees assessed on us or our shopping centers. Changes in investor, customer, and other stakeholder expectations or responses to climate change may also require us to incur costs or otherwise adversely impact our business.

***As an owner and/or operator of real estate, we could become subject to liability for environmental violations, regardless of whether we caused such violations, and our efforts to identify environmental liabilities may not be successful.***

We could become subject to liability in the form of fines or damages for noncompliance with environmental laws and regulations. U.S. federal, state, and local laws and regulations relating to the protection of the environment may require us, as a current or previous owner or operator of real property, to investigate and clean up hazardous or toxic substances or petroleum product releases at, on, under, from, or in a property or at impacted neighboring properties, which in our case most typically arise from current or former dry cleaners, gas stations, asbestos usage, historic land use practices, and increasingly per- and poly-fluoroalkyl substances. These costs could be substantial and liability under these laws may attach whether or not the owner or manager knew of, or was responsible for, the presence of such contamination. Even if more than one person may have been responsible for the contamination, each liable party may be held entirely responsible for all of the clean-up costs incurred. We may be subject to regulatory action and may also be held liable to third parties for personal injury or property damage incurred by such parties in connection with exposure to or offsite contamination caused by hazardous or toxic substances. The costs of investigation, removal or remediation of hazardous or toxic substances, and related liabilities, may be substantial and could materially and adversely affect us. The presence of hazardous or toxic substances, or the failure to remediate the related contamination, may also adversely affect our ability to sell, lease, or redevelop a property or to borrow money using a property as collateral.

Although we believe that our portfolio is in substantial compliance with U.S. federal, state, and local environmental laws and regulations regarding hazardous or toxic substances, and that there is no material contamination that we would be responsible for addressing, this belief is based on limited evaluation and testing. Nearly all of our shopping centers have been subjected to Phase I or similar environmental audits. These environmental audits (which do not include subsurface testing) have not revealed, nor are we aware of, any environmental liability that we believe is reasonably likely to have a material adverse effect on us. However, we cannot assure you that: (i) previous environmental studies with respect to the portfolio revealed all potential environmental liabilities; (ii) any previous owner, occupant, or Neighbor of a property did not create any material environmental condition not known to us; (iii) the current environmental condition of the portfolio will not be affected by Neighbors and occupants, by the condition of nearby properties, or by other unrelated third parties; or (iv) future uses or conditions (including, without limitation, changes in applicable environmental laws and regulations or the interpretation thereof) will not result in environmental liabilities.

***We and our Neighbors face risks relating to cybersecurity attacks. These attacks could lead to significant disruptions to our and our Neighbor's business operations, third party lawsuits, and adverse regulatory actions. Efforts to respond to these attacks and comply with new laws and regulations regarding cybersecurity and privacy may result in substantial costs and may decrease cash available for distributions.***

We and our Neighbors face risks from cybersecurity attacks that seek to disrupt business operations, gain unauthorized access to our network, steal sensitive data, and cause similar harm to our business. We may face such cybersecurity attacks through malware, computer viruses, attachments to e-mails, malicious persons inside our organization, vulnerabilities in our or third party software, or other security issues with our and third party information technology ("IT") systems. The risk of a cybersecurity attack, including by computer hackers (individual or hacking organizations), foreign governments, and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. The techniques and sophistication used to conduct cybersecurity attacks and breaches of IT systems, as well as the sources and targets of these attacks, change frequently and are often not recognized until such attacks are launched or have been in place for a period of time. Remote and hybrid working arrangements at our company (and at many third party providers) also increase cybersecurity risks due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks. The use of artificial intelligence has further enhanced malicious actors' ability to conduct sophisticated attacks, often at a low cost, including through the use of deepfake and similar social engineering techniques and technologies.

Our IT networks and related systems are essential to the operation of our business and our ability to perform day-to-day operations and, in some cases, may be critical to the operations of certain of our Neighbors. In addition to our own IT systems, we also depend on third parties to provide IT services relating to several key business functions, such as administration, accounting, communications, document management and storage, human resources, payroll, tax, investor relations, and certain finance functions. Our IT systems and those provided by third parties may contain personal, financial, or other information that is entrusted to us by our Neighbors and associates, as well as proprietary PECO information and other confidential information related to our business. There is no guarantee that our cybersecurity risk management programs and processes, including our and third parties' policies, controls, and procedures, will be fully implemented, complied with or effective in protecting our and third party systems and information against cybersecurity attacks.

As have many companies, we and our third party vendors have been impacted by security incidents in the past, and will likely continue to experience security incidents of varying degrees. While we do not believe these incidents have had a material impact to date, as our reliance on technology has increased, so have the risks posed to our systems, both internal and those we have outsourced. The primary risks that could directly result from the occurrence of a cyber incident include operational interruption, damage to our relationship with our Neighbors, and loss of competitive confidential information. Our financial results and business operations may be negatively affected by such an incident or the resulting negative media attention. A cybersecurity attack on our or third party IT systems could also: (i) disrupt the proper functioning of our networks and systems and therefore our operations and/or those of certain of our Neighbors; (ii) compromise the personal information, confidential information, or proprietary information of our Neighbors, associates, and vendors, which others could use to compete against us or for disruptive, destructive, or otherwise harmful purposes and outcomes; (iii) result in our inability to maintain the building systems relied upon by our Neighbors for the efficient use of their leased space possibly resulting in harm to customers of those neighbors; (iv) require significant management attention and resources to remedy the damages that result; (v) result in misstated financial reports, violations of loan covenants, and/or missed reporting deadlines; (vi) result in our inability to properly monitor our compliance with the rules and regulations regarding our qualification as a REIT; (vii) subject us to claims for breach of contract, damages, credits, penalties, or termination of leases or other agreements or relationships; (viii) cause reputational damage that adversely affects Neighbor, investor, and associate confidence in us, which could negatively affect our ability to attract and retain Neighbors, investors, and associates; (ix) result in significant remediation costs, some or all of which may not be recoverable from our insurance carriers; and (x) result in increases in the cost of obtaining insurance on favorable terms, or at all, if the attack results in significant insured losses. Such security incidents could also result in a violation of applicable federal and state privacy and other laws, and subject us to private consumer, business partner, or securities litigation and governmental investigations and proceedings, any of which could result in our exposure to material civil or criminal liability, and we may not be able to recover these expenses from our service providers, responsible parties, or insurance carriers. Similarly, our Neighbors rely extensively on IT systems to process transactions and manage their businesses and thus are also at risk from and may be adversely affected by cybersecurity attacks. An interruption in the business operations of our Neighbors or a deterioration in their reputation resulting from a cybersecurity attack, including unauthorized access to customers' information, credit card data, and other confidential information, could indirectly negatively affect our business and cause lost revenues.

## Regulatory and Legal Risks

***Compliance or failure to comply with the ADA, and fire, safety, and other regulations could result in substantial costs and may decrease cash available for stockholder distributions.***

Our shopping centers are or may become subject to the ADA which generally requires that all places of public accommodation comply with federal requirements related to access and use by disabled persons. Compliance with the ADA's requirements could require the removal of access barriers and noncompliance may result in the imposition of injunctive relief, monetary penalties, or in some cases, an award of damages. While we attempt to acquire shopping centers that are already in compliance with the ADA or place the burden of compliance on the seller or other third party, such as a Neighbor, we cannot assure stockholders that we will be able to acquire shopping centers or allocate responsibilities in this manner. In addition, we are required to operate the shopping centers in compliance with fire and safety regulations, building codes, and other land use regulations, as they may be adopted by governmental entities and become applicable to the shopping centers. We may be required to make substantial capital expenditures to comply with these requirements, and these expenditures may reduce our net income and may have a material adverse effect on our ability to meet our financial obligations and make distributions to our stockholders.

***We could be subject to legal or regulatory proceedings that may adversely affect our cash flows and results of operations.***

As an owner and operator of public shopping centers, from time to time, we are party to legal and regulatory proceedings that arise in the ordinary course of business. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such litigation or proceedings. We could experience an adverse effect to our cash flows, financial condition, and results of operations due to an unfavorable outcome.

## Risks Related to Our Common Stock

***The market price and trading volume of shares of our common stock may be volatile.***

The U.S. stock markets, including Nasdaq, on which our common stock trades, have experienced significant price and volume fluctuations. As a result, the market price of shares of our common stock may be similarly volatile, and investors in shares of our common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. We cannot assure you that the market price of shares of our common stock will not fluctuate or decline significantly in the future.

In addition to the risks listed in this "Risk Factors" section, a number of factors could negatively affect the share price of our common stock or result in fluctuations in the price or trading volume of shares of our common stock, including:

- the annual yield from distributions on shares of our common stock as compared to yields on other financial instruments;
- equity issuances by us, or future sales of substantial amounts of shares of our common stock by our existing or future stockholders, or the perception that such issuances or future sales may occur;
- increases in market interest rates or a decrease in our distributions to stockholders that lead purchasers of shares of our common stock to demand a higher yield;
- changes in market valuations of similar companies;
- fluctuations in stock market prices and volumes;
- additions or departures of key management personnel;
- our operating performance and the performance of other similar companies;
- actual or anticipated differences in our quarterly operating results;
- changes in expectations of future financial performance or changes in estimates of securities analysts;
- publication of research reports about us or our industry by securities analysts;
- failure to qualify as a REIT;
- adverse market reaction to any indebtedness we incur in the future;
- strategic decisions by us or our competitors, such as acquisitions, divestments, spin offs, joint ventures, strategic investments, or changes in business strategy;
- the passage of legislation or other regulatory developments that adversely affect us or our industry;

- speculation in the press or investment community;

- changes in our earnings;

- failure to satisfy the listing requirements of Nasdaq;

- failure to comply with the requirements of the Sarbanes-Oxley Act;

- actions by institutional stockholders;

- changes in accounting principles; and

- general market conditions, including factors unrelated to our performance.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management's attention and resources, which could have a material adverse effect on our cash flows, our ability to execute our business strategy, and our ability to make distributions to our stockholders.

***The number of shares of our common stock available for future issuance or sale could adversely affect the market price of our common stock.***

We cannot predict whether future issuances or sales of shares of our common stock or the availability of shares of our common stock for resale in the open market will decrease the market price of our common stock. The issuance of a substantial number of shares of our common stock in the public market, or upon exchange of common units of limited partnership interest in our OP units, or the perception that such issuances might occur, could adversely affect the market price of our common stock.

The exchange of OP units for common stock, including OP units granted to certain directors, executive officers, and other employees under our equity incentive plan, or the issuance of our common stock or OP units in connection with future property, portfolio, or business acquisitions could have an adverse effect on the market price of our common stock. In addition, the existence of OP units and shares of our common stock reserved for issuance under our equity incentive plan may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. Future issuances of shares of our common stock may also be dilutive to existing stockholders.

***Future offerings of debt securities, which would be senior to our common stock upon liquidation, and/or preferred equity securities, which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our common stock.***

In the future, we may attempt to increase our capital resources by offering additional debt or equity securities (or causing our operating partnership to issue debt or equity securities), including medium term notes, senior or subordinated notes, and additional classes of preferred or common stock. Holders of debt securities or shares of preferred stock, as well as lenders with respect to other borrowings, will generally be entitled to receive interest payments or distributions, both current and in connection with any liquidation or sale, prior to the holders of our common stock. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences, and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. We are not required to offer any such additional debt or equity securities to existing common stockholders on a preemptive basis. Therefore, offerings of common stock or other equity securities may dilute the holdings of our existing stockholders. Future offerings of debt or equity securities, or the perception that such offerings may occur, may reduce the market price of our common stock and/or the distributions that we pay with respect to our common stock. Because we may generally issue any such debt or equity securities in the future without obtaining the consent of our stockholders, you will bear the risk of our future offerings reducing the market price of our common stock and diluting your proportionate ownership.

***If we pay distributions from sources other than our cash flows from operations, we may not be able to sustain our distribution rate, we may have fewer funds available for investment in shopping centers and other assets, and our stockholders' overall returns may be reduced.***

Our organizational documents permit us to pay distributions from any source without limit (other than those limits set forth under Maryland law). To the extent we fund distributions from borrowings, we will have fewer funds available for investment in real estate shopping centers and other real estate-related assets, and our stockholders' overall returns may be reduced. At times, we may need to borrow funds to pay distributions, which could increase the costs to operate our business. Furthermore, if we cannot cover our distributions with cash flows from operations, we may be unable to sustain our distribution rate.

***Our distributions to stockholders may change, which could adversely affect the market price of shares of our common stock.***

All distributions will be at the sole discretion of our Board and will depend on our actual and projected financial condition, results of operations, cash flows, liquidity, maintenance of our REIT qualification, and such other matters as our Board may deem relevant from time to time. We intend to evaluate distributions throughout 2026, and it is possible that stockholders may not receive distributions equivalent to those previously paid by us for various reasons, including: (i) we may not have enough cash to pay such distributions due to changes in our cash requirements, indebtedness, capital spending plans, operating cash flows, or financial position; (ii) decisions on whether, when, and in what amounts to make any future distributions will remain at all times entirely at the discretion of the Board, which reserves the right to change our distribution practices at any time and for any reason; (iii) our Board may elect to retain cash for investment purposes, working capital reserves, or other purposes, or to maintain or improve our credit ratings; and (iv) the amount of distributions that our subsidiaries may distribute to us may be subject to restrictions imposed by state law, state regulators, and/or the terms of any current or future indebtedness that these subsidiaries may incur.

Stockholders have no contractual or other legal right to distributions that have not been authorized by the Board and declared by the Company. We may not be able to make distributions in the future or may need to fund such distributions from external sources, as to which no assurances can be given. In addition, as noted above, we may choose to retain operating cash flow, and those retained funds, although increasing the value of our underlying assets, may not correspondingly increase the market price of shares of our common stock. Our failure to meet the market's expectations with regard to future cash distributions likely would adversely affect the market price of shares of our common stock.

***Increases in market interest rates may result in a decrease in the value of shares of our common stock.***

One of the factors that may influence the price of shares of our common stock is the dividend distribution rate on our common stock (as a percentage of the price of shares of our common stock) relative to market interest rates. If market interest rates rise, as has been experienced in recent years, prospective purchasers of shares of our common stock may expect a higher distribution rate. Higher interest rates would not, however, result in more funds being available for distribution and, in fact, would likely increase our borrowing costs and might decrease our funds available for distribution. We therefore may not be able, or we may not choose, to provide a higher distribution rate. As a result, prospective purchasers may decide to purchase other securities rather than shares of our common stock, which would reduce the demand for, and result in a decline in the market price of, shares of our common stock.

***If we fail to maintain an effective system of internal control over financial reporting and disclosure controls, we may not be able to accurately and timely report our financial results.***

Effective internal control over financial reporting and disclosure controls are necessary for us to provide reliable financial reports, effectively prevent fraud, and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We are required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, and are required to have our independent registered public accounting firm attest to the same, as required by Section 404 of the Sarbanes-Oxley Act of 2002. If a material weakness or significant deficiency was to be identified in our internal control over financial reporting, we may also identify deficiencies in some of our disclosure controls and procedures that we believe require remediation. If we or our independent registered public accounting firm discover weaknesses, we will make efforts to improve our internal control over financial reporting and disclosure controls. However, there is no assurance that we will be successful. Any failure to maintain effective controls or timely effect any necessary improvement of our internal control over financial reporting and disclosure controls could harm operating results or cause us to fail to meet our reporting obligations, which could affect the listing of our common stock on Nasdaq. Ineffective internal control over financial reporting and disclosure controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the per share trading price of our common stock.

# ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

# ITEM 1C. CYBERSECURITY

PECO's cybersecurity program is generally based on the National Institute of Standards and Technology cybersecurity framework ("NIST CSF") with the intention of preventing, identifying, detecting, and mitigating cybersecurity risks. This does not imply that we meet or comply with any particular technical standards, specifications, frameworks, or requirements including the NIST CSF, only that we use the NIST CSF as a guide. Our program focuses on people, processes, and technologies and includes training of associates, periodic workforce testing, and the deployment and monitoring of technical security solutions and controls.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program and shares common methodologies, reporting channels, and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Our Chief Information Officer ("CIO") is a member of our management team and has primary responsibility for assessing and managing material risks from cybersecurity threats. The CIO also has primary responsibility for leading our overall cybersecurity risk management program and supervises both the PECO cybersecurity team and our retained external cybersecurity consultants. The management team, led by the CIO and cybersecurity team, stay informed about cybersecurity risk including prevention, detection, mitigation, and remediation of cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public, or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the PECO environment. The CIO has over 20 years of experience in network engineering and administration, information technology operations, and infrastructure, and works closely with members of PECO's cybersecurity team, who have years of experience working in cybersecurity, with several members possessing industry certifications such as Certified Information Systems Security Professional ("CISSP") and Security+, and having pursued advanced degrees and studies in the field. Cybersecurity team members participate in recurring cybersecurity team meetings with the CIO and provide periodic executive leadership updates. The Audit Committee oversees our cybersecurity program and is periodically briefed by management, including the CIO, on cybersecurity risks and initiatives. In addition, management updates the Board, through the Audit Committee, as necessary regarding any significant cybersecurity incidents.

The cybersecurity team delivers cybersecurity training to associates, including security videos and informational tips, new hire training, out-of-band cybersecurity alerts, and simulated phishing campaigns with teachable moments and focused training, all designed to provide security specific knowledge to our associates. The PECO cybersecurity team participates in cybersecurity training, activities, and events to stay current with the evolution of security threats, security solutions, best practices, and the risks facing PECO.

At PECO, we are committed to protecting the availability, confidentiality, and integrity of our data and systems. Among other things, our key contracts contain requirements that counterparties maintain standards of data security and privacy compliance.

PECO maintains, internally publishes, and annually reviews its cybersecurity policies and procedures, which includes an incident response plan. Additionally, PECO engages with external cybersecurity experts to conduct annual penetration testing, provide monitoring of the environment, conduct tabletop exercises, and provide dedicated incident response and advanced forensics capabilities. In addition to internal audits and external reviews, assessments have included the NIST CSF, cybersecurity maturity assessment, and Center for Internet Security Benchmarks to identify opportunities for enhancement.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our financial results and business operations. See "Item 1A. Risk Factors – Risks Related to Business Continuity and Cybersecurity".

# ITEM 2. PROPERTIES

**REAL ESTATE INVESTMENTS**—The following table details information for our wholly-owned properties and those owned through our unconsolidated joint ventures as of December 31, 2025, which is the basis for determining the prorated information included in the subsequent tables (dollars and square feet in thousands):

| | Ownership Percentage | Number of Properties | ABR | GLA |
|---|---|---|---|---|
| Wholly-owned properties | 100% | 297 | $ 539,129 | 33,495 |
| GRP I | 14% | 20 | 33,528 | 2,221 |
| NRV | 20% | 4 | 12,435 | 744 |
| NGCF | 31% | 3 | 4,273 | 225 |

The following table presents information regarding the geographic location of our properties, including wholly-owned and the prorated portion of those owned through our unconsolidated joint ventures, by ABR as of December 31, 2025. For additional portfolio information, refer to "Schedule III - Real Estate Assets and Accumulated Depreciation" (dollars and square feet in thousands):

| State | ABR[1] | % ABR | ABR/Leased Square Foot | GLA[2] | % GLA | % Leased | Number of Properties |
|---|---|---|---|---|---|---|---|
| Florida | $ 67,439 | 12.3 % | $ 16.41 | 4,221 | 12.4 % | 97.4 % | 55 |
| California | 57,786 | 10.5 % | 23.65 | 2,508 | 7.4 % | 97.4 % | 27 |
| Texas | 51,684 | 9.4 % | 21.05 | 2,526 | 7.4 % | 97.2 % | 22 |
| Georgia | 46,857 | 8.6 % | 14.78 | 3,247 | 9.5 % | 97.6 % | 33 |
| Ohio | 35,081 | 6.4 % | 12.79 | 2,852 | 8.4 % | 96.2 % | 21 |
| Illinois | 32,311 | 5.9 % | 17.12 | 1,934 | 5.7 % | 97.6 % | 17 |
| Colorado | 31,019 | 5.6 % | 19.78 | 1,600 | 4.7 % | 98.0 % | 15 |
| Virginia | 24,462 | 4.5 % | 18.07 | 1,420 | 4.2 % | 95.4 % | 14 |
| Minnesota | 22,877 | 4.2 % | 17.82 | 1,307 | 3.8 % | 98.2 % | 13 |
| Massachusetts | 18,203 | 3.3 % | 16.18 | 1,151 | 3.4 % | 97.8 % | 9 |
| Nevada | 16,037 | 2.9 % | 24.48 | 663 | 1.9 % | 98.8 % | 5 |
| Pennsylvania | 13,040 | 2.4 % | 13.09 | 1,000 | 2.9 % | 99.6 % | 6 |
| South Carolina | 12,901 | 2.4 % | 12.94 | 1,010 | 3.0 % | 98.7 % | 10 |
| Arizona | 11,949 | 2.2 % | 16.14 | 750 | 2.2 % | 98.8 % | 7 |
| Maryland | 11,857 | 2.2 % | 22.61 | 541 | 1.6 % | 97.0 % | 5 |
| North Carolina | 10,435 | 1.9 % | 14.65 | 722 | 2.1 % | 98.6 % | 12 |
| Wisconsin | 10,230 | 1.9 % | 12.81 | 807 | 2.4 % | 98.9 % | 7 |
| Tennessee | 8,804 | 1.6 % | 11.25 | 802 | 2.4 % | 97.6 % | 5 |
| Connecticut | 8,736 | 1.6 % | 17.38 | 515 | 1.5 % | 97.5 % | 5 |
| Washington | 8,030 | 1.5 % | 22.85 | 380 | 1.1 % | 92.4 % | 4 |
| Indiana | 7,654 | 1.4 % | 9.67 | 832 | 2.5 % | 95.2 % | 5 |
| Kentucky | 7,208 | 1.3 % | 11.82 | 616 | 1.8 % | 99.0 % | 4 |
| Michigan | 6,617 | 1.2 % | 9.86 | 724 | 2.1 % | 92.7 % | 5 |
| Oregon | 5,303 | 1.0 % | 17.41 | 315 | 0.9 % | 96.8 % | 4 |
| Kansas | 5,080 | 0.9 % | 13.57 | 374 | 1.1 % | 100.0 % | 3 |
| New Jersey | 4,393 | 0.8 % | 25.92 | 169 | 0.5 % | 100.0 % | 1 |
| New Mexico | 3,393 | 0.6 % | 13.72 | 255 | 0.7 % | 97.0 % | 2 |
| Missouri | 2,957 | 0.5 % | 13.47 | 246 | 0.7 % | 89.3 % | 3 |
| Iowa | 2,889 | 0.5 % | 8.29 | 360 | 1.1 % | 96.9 % | 3 |
| New York | 1,951 | 0.4 % | 12.61 | 163 | 0.5 % | 94.7 % | 1 |
| Utah | 461 | 0.1 % | 31.70 | 15 | 0.1 % | 100.0 % | 1 |
| Total | $ 547,644 | 100.0 % | $ 16.54 | 34,025 | 100.0 % | 97.3 % | 324 |

[1] We calculate ABR as monthly contractual base rent as of December 31, 2025 multiplied by twelve months.

[2] GLA is defined as the total occupied and unoccupied square footage of a building that is available for Neighbors to lease.

**TOP TEN CITIES**—The following table presents the top ten city markets by ABR of our wholly-owned properties as of December 31, 2025 (dollars in thousands):

| City | ABR[1] | % ABR |
|------|-------:|------:|
| Atlanta | $ 39,644 | 7.4 % |
| Chicago | 29,342 | 5.4 % |
| Dallas | 26,074 | 4.8 % |
| Sacramento | 23,187 | 4.3 % |
| Denver | 22,414 | 4.2 % |
| Houston | 22,025 | 4.1 % |
| Minneapolis | 21,786 | 4.0 % |
| Las Vegas | 16,037 | 3.0 % |
| Washington D.C. | 15,631 | 2.9 % |
| Tampa | 14,808 | 2.7 % |
| Total | $ 230,948 | 42.8 % |

[1] We calculate ABR as monthly contractual base rent as of December 31, 2025 multiplied by twelve months.

**LEASE EXPIRATIONS**—The following chart shows the aggregate scheduled lease expirations for our over 3,500 Neighbors, excluding our Neighbors who are occupying space on a temporary basis, after December 31, 2025 for each of the next ten years and thereafter for our wholly-owned properties and the prorated portion of those owned through our unconsolidated joint ventures:



Our ability to create rental rate growth generally depends on our leverage during new and renewal lease negotiations with prospective and existing Neighbors, which typically occurs when occupancy at our centers is high or during periods of economic growth and recovery. Conversely, we may experience rental rate decline when occupancy at our centers is low or during periods of economic recession, as the leverage during new and renewal lease negotiations may shift to prospective and existing Neighbors.

For our wholly-owned properties and those owned through our unconsolidated joint ventures, during the 2026 fiscal year, we have a total of 735 leases expiring, representing 2.7 million square feet of GLA. For our wholly-owned properties, during the 2026 fiscal year, we have 668 leases expiring, representing 2.7 million square feet of GLA. For our wholly-owned properties, the expiring leases have an ABR of $18.20 per square foot. While we cannot predict what rental rates we will achieve in 2026 as we renew or replace these expiring leases, the comparable rent spread of new leases signed during 2025 was 30.9%, and the comparable rent spread for lease renewals executed in 2025 was 20.7%. Further, during the 2025 fiscal year, our occupancy remained above 97%, indicating continued demand for leasing spaces at our centers.

See "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview - Leasing Activity" of this filing on Form 10-K for further discussion of leasing activity.

**PORTFOLIO TENANCY**—We define national Neighbors as those Neighbors that operate in at least three states. Regional Neighbors are defined as those Neighbors that have at least three locations in fewer than three states. The following charts present the composition of our portfolio, including our wholly-owned properties and the prorated portion of those owned through our unconsolidated joint ventures, by Neighbor type as of December 31, 2025:



Leased Square Feet by Neighbor Type
Grocery: 44.8%
National & Regional: 38.5%
Local: 16.7%

ABR by Neighbor Type
Grocery: 28.2%
National & Regional: 46.3%
Local: 25.5%

The following charts present the composition of our portfolio by Neighbor industry as of December 31, 2025:



Leased Square Feet by Neighbor Industry
Grocery: 44.8%
Retail Stores: 22.5%
Services: 21.4%
Restaurant: 11.3%

ABR by Neighbor Industry
Grocery: 28.2%
Retail Stores: 21.0%
Services: 30.5%
Restaurant: 20.3%

**NECESSITY-BASED GOODS AND SERVICES**—We define "necessity-based goods and services" as goods and services that are indispensable, necessary, or common for day-to-day living, or that tend to be inelastic (i.e., those for which the demand does not change based on a consumer's income level). We estimate that approximately 70% of our ABR, including the pro rata portion attributable to properties owned through our unconsolidated joint ventures, is generated from Neighbors providing necessity-based goods and services.

**TOP 20 NEIGHBORS**—The following table presents our top 20 Neighbors by ABR, including our wholly-owned properties and the prorated portion of those owned through our unconsolidated joint ventures, as of December 31, 2025 (dollars and square feet in thousands):

| Neighbor[1] | ABR | | % of ABR | Leased Square Feet | % of Leased Square Feet | Number of Locations[2] |
|---|---|---|---|---|---|---|
| Kroger | $ | 28,327 | 5.2 % | 3,467 | 10.5 % | 63 |
| Publix | | 27,013 | 4.9 % | 2,482 | 7.5 % | 62 |
| Albertsons | | 19,496 | 3.6 % | 1,729 | 5.2 % | 31 |
| Ahold Delhaize | | 18,138 | 3.3 % | 1,249 | 3.8 % | 23 |
| Walmart | | 8,483 | 1.6 % | 1,733 | 5.2 % | 12 |
| Giant Eagle | | 7,419 | 1.4 % | 759 | 2.3 % | 10 |
| TJX Companies | | 7,166 | 1.3 % | 584 | 1.8 % | 21 |
| Sprouts Farmers Market | | 6,205 | 1.1 % | 389 | 1.2 % | 13 |
| Raley's | | 4,708 | 0.9 % | 288 | 0.9 % | 5 |
| Dollar Tree | | 4,480 | 0.8 % | 399 | 1.2 % | 39 |
| Planet Fitness, Inc. | | 3,894 | 0.7 % | 315 | 1.0 % | 16 |
| Starbucks Corporation | | 3,890 | 0.7 % | 82 | 0.2 % | 42 |
| UNFI (SuperValu) | | 3,500 | 0.6 % | 336 | 1.0 % | 5 |
| Big Y | | 3,487 | 0.6 % | 167 | 0.5 % | 3 |
| United Parcel Service | | 3,118 | 0.6 % | 104 | 0.3 % | 83 |
| Subway Group | | 3,091 | 0.6 % | 100 | 0.3 % | 69 |
| Pet Supplies Plus | | 3,010 | 0.6 % | 185 | 0.6 % | 24 |
| Great Clips, Inc. | | 2,879 | 0.5 % | 95 | 0.3 % | 84 |
| Trader Joe's | | 2,860 | 0.5 % | 122 | 0.4 % | 9 |
| Lowe's | | 2,748 | 0.5 % | 369 | 1.1 % | 4 |
| Total | $ | 163,912 | 30.0 % | 14,954 | 45.3 % | 618 |

[1] Neighbors are grouped by parent company and may represent multiple subsidiaries and banners.

[2] Number of locations excludes auxiliary leases with grocery anchors such as fuel stations, pharmacies, and liquor stores. Additionally, if a parent company has multiple subsidiaries or banners in a single shopping center, those subsidiaries are included as one location.

# ITEM 3. LEGAL PROCEEDINGS

From time to time, we are party to legal proceedings, which arise in the ordinary course of our business. We are not currently involved in any legal proceedings for which we are not covered by our liability insurance or the outcome is reasonably likely to have a material impact on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by governmental authorities.

# ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

# ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

**MARKET INFORMATION**—Our common stock is traded on the Nasdaq Global Select Market ("Nasdaq") under the ticker symbol "PECO." As of February 2, 2026, we had approximately 125.8 million shares of common stock outstanding, held by approximately 6,000 stockholders of record. This figure does not represent the actual number of beneficial owners of the Company's common shares because common shares are frequently held in "street name" by securities dealers and others for the beneficial owners who may vote the shares.

**AT-THE-MARKET OFFERING ("ATM")**—In February 2022, we entered into a sales agreement relating to the potential sale of shares of common stock pursuant to a continuous offering program, allowing up to $250 million in offerings. During the year ended December 31, 2024, prior to the entry into the new program described below, we issued approximately 46,000 shares of our common stock at a gross weighted average price of $37.05 per share under this ATM program for net proceeds of $1.7 million, after approximately $17,000 in commissions.

In February 2024, we entered into a new sales agreement relating to the potential sale of shares of common stock pursuant to a continuous offering program, which replaced the previous agreement. In accordance with the terms of the sales agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $250 million from time to time through our sales agents, or, if applicable, as forward sellers. During the three months and year ended December 31, 2025, we issued no shares of our common stock under this ATM program. During the three months and year ended December 31, 2024, we issued 1.9 million shares of our common stock at a gross weighted average price of $39.23 under this ATM program for net proceeds of $72.1 million, after approximately $0.7 million in commissions. As of December 31, 2025, approximately $177 million of common stock remained available for issuance under the current ATM program.

**DISTRIBUTIONS**—We elected to be taxed as a real estate investment trust ("REIT") for federal income tax purposes commencing with our taxable year ended December 31, 2010. As a REIT, we have made, and intend to continue to make, distributions each taxable year equal to at least 90% of our taxable income (excluding capital gains and computed without regard to the dividends paid deduction).

Holders of ownership units of Phillips Edison Grocery Center Operating Partnership I, L.P. (the "Operating Partnership") ("OP units") will receive distributions at the same rate as common stockholders, subject to any applicable withholding. The timing and amount of distributions are determined by our Board of Directors (the "Board") and are influenced in part by our intention to comply with REIT requirements of the Internal Revenue Code of 1986, as amended (the "IRC").

In 2025, we declared and paid monthly distributions of $0.1025 per common share and OP unit, or $1.23 annualized, for each month beginning January 2025 through August 2025. In September 2025, our Board authorized a 5.7% increase of our monthly distribution rate to $0.1083 per common share and OP unit. We declared and paid monthly distributions of $0.1083 per common share and OP unit, or $1.30 annualized, for each month beginning September 2025 through December 2025. The December 2025 and January 2026 distributions of $0.1083 per common share and OP unit were paid on January 6, 2026 and February 3, 2026, respectively.

In 2024, we declared and paid monthly distributions of $0.0975 per common share and OP unit, or $1.17 annualized, for each month beginning January 2024 through August 2024. In September 2024, our Board authorized a 5.1% increase of our monthly distribution rate to $0.1025 per common share and OP unit. We declared and paid monthly distributions of $0.1025 per common share and OP unit, or $1.23 annualized, for each month beginning September 2024 through December 2024.

The tax characterization of our distributions declared for the years ended December 31, 2025 and 2024 was as follows:

|  | 2025 | 2024 |
|---|---|---|
| Common stock: | | |
| Ordinary dividends | 82.0 % | 77.4 % |
| Non-dividend distributions | 18.0 % | 22.6 % |
| Capital gain distributions[1] | — % | — % |
| Total distributions per share of common stock | 100.0 % | 100.0 % |

[1] Pursuant to U.S. Treasury Regulation §1.1061-6(c) and §1061 of the IRC, the One Year Amounts and Three Year Amounts disclosures are both zero with respect to direct and indirect holders of "applicable partnership interests" for us and our subsidiary REIT, Phillips Edison Institutional REIT, LLC for all years presented.

**UNREGISTERED SALE OF SECURITIES**—During the year ended December 31, 2025, we issued an aggregate of approximately 579,000 shares of common stock in redemption of approximately 579,000 OP units. These shares of common stock were issued in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended. We relied on the exemption under Section 4(a)(2) based upon factual representations received from the limited partners who received the shares of common stock.

**SHARE REPURCHASES**—We have a Board approved share repurchase program of up to $250 million of common stock. The program may be suspended or discontinued at any time, and does not obligate us to repurchase any dollar amount or particular number of shares. No share repurchases have been made to date under this program.

The table below summarizes repurchases of our common stock made during the three months ended December 31, 2025:

| Period | Total Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of a Publicly Announced Plan or Program | Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plan or Program (in thousands) |
|---|---|---|---|---|
| October 1, 2025 - October 31, 2025 | — | $ — | — | $ 250,000 |
| November 1, 2025 - November 30, 2025 | — | — | — | 250,000 |
| December 1, 2025 to December 31, 2025[(1)] | 2,072 | 35.55 | — | 250,000 |

[(1)] Represents common shares surrendered to us to satisfy statutory minimum tax withholding obligations associated with the vesting of restricted stock awards under our equity-based compensation plan.

**PERFORMANCE GRAPH—**The following graph is a comparison of the cumulative total return of shares of our common stock, the Standard and Poor's 500 Composite Index ("S&P 500"), the FTSE Nareit All Equity REITs index ("FNER"), and the FTSE Nareit Equity Shopping Centers index ("FNSC"). The graph assumes that $100 was invested on July 15, 2021 and assumes the reinvestment of any dividends. The shareholder return shown on the graph below is not indicative of future performance. The information in this paragraph and the following performance graph are deemed "furnished", not "filed", with the U.S. Securities and Exchange Commission ("SEC") and is not to be incorporated by reference into any of our filings, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing, except as shall be expressly set forth by specific reference in such filing.



Comparison of Cumulative Total Return

| Ticker / Index | 7/15/2021 | 12/31/2021 | 12/31/2022 | 12/31/2023 | 12/31/2024 | 12/31/2025 |
|---|---|---|---|---|---|---|
| PECO | $ 100 | $ 120 | $ 120 | $ 142 | $ 151 | $ 149 |
| S&P 500 | 100 | 110 | 90 | 114 | 142 | 168 |
| FTSE Nareit All Equity REITs | 100 | 113 | 85 | 97 | 106 | 109 |
| FTSE Nareit Equity Shopping Centers | 100 | 114 | 100 | 112 | 131 | 126 |

# ITEM 6.

Reserved.

# ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements and notes thereto. See also "Cautionary Note Regarding Forward-Looking Statements" preceding Part I.

## KEY PERFORMANCE INDICATORS AND DEFINED TERMS

We use certain key performance indicators ("KPIs"), which include both financial and nonfinancial metrics, to measure the performance of our operations. We believe these KPIs, as well as the core concepts and terms defined below, allow our Board, management, and investors to analyze trends around our business strategy, financial condition, and results of operations in a manner that is focused on items unique to the retail real estate industry.

We do not consider our non-GAAP measures to be alternatives to measures required in accordance with accounting principles generally accepted in the United States ("GAAP"). Certain non-GAAP measures should not be viewed as an alternative measure of our financial performance as they may not reflect the operations of our entire portfolio, and they may not reflect the impact of general and administrative expenses, depreciation and amortization, interest expense, other income (expense), or the level of capital expenditures and leasing costs necessary to maintain the operating performance of our shopping centers that could materially impact our results from operations. Additionally, certain non-GAAP measures should not be considered as an indication of our liquidity, nor as an indication of funds available to cover our cash needs, including our ability to fund distributions, and may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate our business in the manner currently contemplated. Accordingly, non-GAAP measures should be reviewed in connection with other GAAP measurements and should not be viewed as more prominent measures of performance than net income (loss) or cash flows from operations prepared in accordance with GAAP. Other REITs may use different methodologies for calculating similar non-GAAP measures, and accordingly, our non-GAAP measures may not be comparable to other REITs.

Our KPIs and terminology can be grouped into three key areas:

**PORTFOLIO**—Portfolio metrics help management to gauge the health of our centers overall and individually.

- Anchor space—We define an anchor space as a space greater than or equal to 10,000 square feet of gross leasable area ("GLA").

- Annualized Base Rent ("ABR")—We use ABR to refer to the monthly contractual base rent at the end of the period multiplied by twelve months.

- ABR Per Square Foot ("PSF")—This metric is calculated by dividing ABR by leased GLA. Increases in ABR PSF can be an indication of our ability to create rental rate growth in our centers, as well as an indication of demand for our spaces, which generally provides us with greater leverage during lease negotiations.

- GLA—We use GLA to refer to the total occupied and unoccupied square footage of a building that is available for tenants (whom we refer to as a "Neighbor" or our "Neighbors") or other retailers to lease.

- Inline space—We define an inline space as a space containing less than 10,000 square feet of GLA.

- Leased Occupancy—This metric is calculated as the percentage of total GLA for which a lease has been signed regardless of whether the lease has commenced or the Neighbor has taken possession. High occupancy is an indicator of demand for our spaces, which generally provides us with greater leverage during lease negotiations.

- Underwritten incremental unlevered yield—This reflects the yield we target to generate from a project upon expected stabilization and is calculated as the estimated incremental net operating income ("NOI") for a project at stabilization divided by its estimated net project investment. The estimated incremental NOI is the difference between the estimated annualized NOI we target to generate by a project upon stabilization and the estimated annualized NOI without the planned improvements. Underwritten incremental unlevered yield does not include peripheral impacts, such as lease rollover risk or the impact on the long-term value of the property upon sale or disposition. Actual incremental unlevered yields may vary from our underwritten incremental unlevered yield range based on the actual total cost to complete a project and its actual incremental NOI at stabilization.

**LEASING**—Leasing is a key driver of growth for our company.

- Comparable lease—We use this term to refer to a lease with consistent terms that is executed for substantially the same space that has been vacant less than twelve months.

- Comparable rent spread—This metric is calculated as the percentage increase or decrease in first-year ABR (excluding any free rent or escalations) on new or renewal leases (excluding options) where the lease was considered a comparable lease. This metric provides an indication of our ability to generate revenue growth through leasing activity.

- Cost of executing new leases—We use this term to refer to certain costs associated with new leasing, namely, leasing commissions, tenant improvement costs, and tenant concessions.

- Portfolio retention rate—This metric is calculated by dividing (i) the total square feet of retained Neighbors with current period lease expirations by (ii) the total square feet of leases expiring during the period. The portfolio retention rate provides insight into our ability to retain Neighbors at our shopping centers as their leases approach expiration. Generally, the costs to retain an existing Neighbor are lower than costs to replace with a new Neighbor.

- Recovery rate—This metric is calculated by dividing (i) total recovery income by (ii) total recoverable expenses during the period. A high recovery rate is an indicator of our ability to recover certain property operating expenses and capital costs from our Neighbors.

**FINANCIAL PERFORMANCE**—In addition to financial metrics calculated in accordance with GAAP, such as net income or cash flows from operations, we utilize non-GAAP metrics to measure our operational and financial performance. See "Non-GAAP Measures" below for further discussion on the following metrics.

- Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization for Real Estate ("Adjusted EBITDA*re*")—To arrive at Adjusted EBITDA*re*, we adjust EBITDA*re*, as defined below, to exclude certain recurring and non-recurring items including, but not limited to: (i) changes in the fair value of the earn-out liability; (ii) other impairment charges; (iii) adjustments related to our investments in unconsolidated joint ventures; (iv) transaction and acquisition expenses; and (v) realized performance income. We use EBITDA*re* and Adjusted EBITDA*re* as additional measures of operating performance which allow us to compare earnings independent of capital structure and evaluate debt leverage and fixed cost coverage.

- Core Funds From Operations Attributable to Stockholders and OP Unit Holders ("Core FFO")—To arrive at Core FFO, we adjust Nareit FFO, as defined below, to exclude certain recurring and non-recurring items including, but not limited to: (i) depreciation and amortization of corporate assets; (ii) changes in the fair value of the earn-out liability; (iii) adjustments related to our investments in unconsolidated joint ventures; (iv) gains or losses on the extinguishment or modification of debt and other; (v) other impairment charges; (vi) transaction and acquisition expenses; and (vii) realized performance income. We believe Nareit FFO provides insight into our operating performance as it excludes certain items that are not indicative of such performance. Core FFO provides further insight into the sustainability of our operating performance and provides an additional measure to compare our performance across reporting periods on a consistent basis by excluding items that may cause short-term fluctuations in net income (loss).

- EBITDA*re*—The National Association of Real Estate Investment Trusts ("Nareit") defines EBITDA*re* as net income (loss) computed in accordance with GAAP before: (i) interest expense; (ii) income tax expense; (iii) depreciation and amortization; (iv) gains or losses from disposition of depreciable property; and (v) impairment write-downs of depreciable property. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect EBITDA*re* on the same basis.

- Equity Market Capitalization—We calculate equity market capitalization as the total dollar value of all outstanding shares and OP Units using the closing price for the applicable date.

- Nareit FFO Attributable to Stockholders and OP Unit Holders ("Nareit FFO")—Nareit defines Funds From Operations ("FFO") as net income (loss) computed in accordance with GAAP, excluding: (i) gains (or losses) from sales of property and gains (or losses) from change in control; (ii) depreciation and amortization related to real estate; (iii) impairment losses on real estate and impairments of in-substance real estate investments in investees that are driven by measurable decreases in the fair value of the depreciable real estate held by the unconsolidated partnerships and joint ventures; and (iv) adjustments for unconsolidated partnerships and joint ventures, calculated to reflect FFO on the same basis. We calculate Nareit FFO in a manner consistent with the Nareit definition.

- Net Debt—We calculate net debt as total debt, excluding discounts, market adjustments, and deferred financing expenses, less cash and cash equivalents.

- Net Debt to Adjusted EBITDA*re*—This ratio is calculated by dividing net debt by Adjusted EBITDA*re* (included on an annualized basis within the calculation). It provides insight into our leverage rate based on earnings and is not impacted by fluctuations in our equity price.

- Net Debt to Total Enterprise Value—This ratio is calculated by dividing net debt by total enterprise value, as defined below. It provides insight into our capital structure and usage of debt.

- NOI—We calculate NOI as total operating revenues, adjusted to exclude non-cash revenue items, less property operating expenses and real estate taxes. NOI provides insight about our financial and operating performance because it provides a performance measure of the revenues and expenses directly involved in owning and operating real estate assets and provides a perspective not immediately apparent from net income (loss).

- Same-Center—We use this term to refer to a property, or portfolio of properties, owned for the entirety of both calendar year periods being compared.

- Total Enterprise Value—We calculate total enterprise value as our net debt plus our equity market capitalization on a fully diluted basis.

## OVERVIEW

We are a REIT and one of the nation's largest owners and operators of omni-channel grocery-anchored shopping centers. Our portfolio primarily consists of neighborhood centers anchored by the #1 or #2 grocer tenants by sales within their respective formats by trade area. Our Neighbors are a mix of national, regional, and local retailers that primarily provide necessity-based goods and services.

As of December 31, 2025, we owned equity interests in 324 shopping centers, including 297 wholly-owned shopping centers and 27 shopping centers owned through three unconsolidated joint ventures, which comprised approximately 36.7 million square feet in 31 states. In addition to managing our shopping centers, our third-party investment management business provides comprehensive real estate management services to our unconsolidated joint ventures and one private fund (collectively, the "Managed Funds").

**PORTFOLIO AND LEASING STATISTICS**—Below are statistical highlights of our wholly-owned portfolio as of December 31, 2025 and 2024 (dollars and square feet in thousands):

| | | 2025 | | 2024 |
|---|---|---|---|---|
| Number of properties | | 297 | | 294 |
| Number of states | | 31 | | 31 |
| Total square feet | | 33,495 | | 33,300 |
| ABR | $ | 539,129 | $ | 509,998 |
| % ABR from omni-channel grocery-anchored shopping centers | | 95.0 % | | 95.7 % |
| % ABR from necessity-based goods and services | | 69.8 % | | 69.4 % |
| Leased occupancy %: | | | | |
|   Total portfolio spaces | | 97.3 % | | 97.7 % |
|   Anchor spaces | | 98.7 % | | 99.1 % |
|   Inline spaces | | 95.1 % | | 95.0 % |
| Average remaining lease term (in years)[1] | | 4.5 | | 4.4 |

[1] The average remaining lease term in years excludes future options to extend the term of the lease.

**FINANCIAL HIGHLIGHTS**—Owning, operating, and managing well-occupied omni-channel grocery-anchored real estate is the core part of our business strategy, and as of December 31, 2025, 95.0% of our ABR was derived from omni-channel grocery-anchored shopping centers. As of December 31, 2025, total leased occupancy remained strong at 97.3% and inline occupancy improved 10 basis points to 95.1%, when compared to December 31, 2024. Our financial performance highlights during 2025 are as follows:

- Net income of $123.0 million, an increase of $53.3 million from a year ago, primarily due to gains on the disposal of our properties, strong operating performance attributable to our same-center portfolio, and the impact of our 2025 acquisition activity.
- Nareit FFO per diluted share increased by $0.17 to $2.54 and Core FFO per diluted share improved by $0.17 to $2.60, primarily due to our strong operating performance.
- Same-Center NOI improved 3.8% to $454.7 million.
- Acquired $356.9 million in wholly-owned assets and $38.6 million in unconsolidated joint venture assets at our prorata share for a total of $395.5 million in acquisition activity for the year, executing our external growth strategy.
- Declared and paid monthly distributions of $0.1025 per common share and OP unit, or $1.23 annualized, for each month beginning January 2025 through August 2025, and increased monthly distributions to $0.1083 per common share and OP unit, or $1.30 annualized, for the remainder of 2025.

**EXECUTING OUR STRATEGY**—Our performance for the year is linked to our key initiatives: differentiated and focused strategy, integrated operating platform, and responsible balance sheet management. We believe these initiatives will result in long-term growth and value creation to all of our stakeholders.

***Differentiated and Focused Strategy***—We actively monitor the commercial real estate sector for shopping centers that meet our investment objectives. Our access to equity and debt capital allows us, in part, to grow our portfolio of assets. Highlights of our asset composition and acquisitions are as follows:

- As of December 31, 2025, for our wholly-owned shopping centers, 95.0% of our ABR was generated from shopping centers anchored by grocers and 83.3% of our ABR was generated from shopping centers anchored by the #1 or #2 grocer by sales within their respective trade area.
- For the year ended December 31, 2025, comparable rent spreads were 30.9% for new leases, 20.7% for renewal leases, and 23.3% combined.
- At December 31, 2025, approximately 70% of our ABR was derived from Neighbors providing necessity-based goods and services.
- At December 31, 2025, we reported strong leased portfolio occupancy of 97.3% and same-center leased portfolio occupancy of 97.6%

***Internal Growth Through Our Integrated Operating Platform***—We have focused on improving our rental income through leasing vacant spaces, increasing lease revenue through rent growth, and executing development and redevelopment opportunities. Highlights of our wholly-owned operational activity as of and for the year ended December 31, 2025 are as follows:

- Inline occupancy improved 10 basis points to 95.1%, when compared to December 31, 2024.
- For the year ended December 31, 2025, we completed 23 development and redevelopment projects encompassing a total of 0.4 million square feet with a total investment of $53.8 million.
- As of December 31, 2025, we have 20 development and redevelopment projects in process, which we estimate will have a total investment of approximately $69 million.

- Created $1.9 million of incremental ABR in 2025 as a result of development and redevelopment projects completed in 2024.

***Balance Sheet Management Positioned for External Growth***—Our balance sheet has a leverage profile that well-positions us to maintain and improve our investment grade rating, fund distributions to our stockholders, and invest in our targeted acquisitions. As of December 31, 2025, we had $925.1 million of total liquidity, comprised of $43.3 million of cash, cash equivalents, and restricted cash, plus $881.8 million of borrowing capacity available on our $1 billion revolving credit facility. In January 2025, we amended our senior unsecured revolving credit facility. The amendment increased the aggregate borrowing capacity of the facility to $1 billion and extended the maturity date to January 2029, with options to extend the maturity for two additional six-month periods. Our balance sheet management highlights as of and for the year ended December 31, 2025 are as follows:

- In June 2025, we issued $350 million of 5.250% senior notes due 2032 at an issue price of 99.832% in an underwritten offering. The 2025 senior notes are fully and unconditionally guaranteed by us. This issuance improved the flexibility of our balance sheet by extending our debt maturity profile.

- In December 2025, we repaid the $100 million outstanding term loan balance that was set to mature in July 2026.

- For the year ended December 31, 2025, we disposed of nine properties and one outparcel for net proceeds of $121.7 million which were used for portfolio recycling opportunities.

- Our current investment grade ratings are Baa2 (Outlook: Stable) with Moody's Investors Services and BBB (Outlook: Stable) with S&P Global Ratings.

- As of December 31, 2025, our wholly-owned properties were approximately 88% unencumbered.

- Our ratio of net debt to Adjusted EBITDA*re* was 5.2x as of December 31, 2025 (see "Liquidity and Capital Resources - Financial Leverage Ratios" below for a discussion and calculation).

- Following our activity this year, our outstanding debt had a weighted-average maturity of 5.2 years excluding all extension options as of December 31, 2025. As of December 31, 2025, our debt maturity profile with the respective principal payment obligations was as follows (including the impact of derivatives on weighted-average interest rates and excluding all extension options)[1]:

## Debt Maturity Profile



[1] As of December 31, 2025, our outstanding debt had a weighted-average maturity of 5.3 years including all extension options. Our related debt maturities at December 31, 2025 including extension options were as follows: 2026 - $1.9 million; 2027 - $523.6 million; 2028 - $179.1 million; 2029 - $0.8 million; 2030 - $292.8 million; 2031 - $353.4 million; 2032 - $350.0 million; and 2034+ - $700.0 million.

**LEASING ACTIVITY**—Below is a summary of leasing activity for our wholly-owned properties for the years ended December 31, 2025 and 2024[1]:

| | Total Deals | | Inline Deals | |
|---|---|---|---|---|
| | **2025** | **2024** | **2025** | **2024** |
| **New leases:** | | | | |
| Number of leases | 362 | 345 | 341 | 316 |
| Square footage (in thousands) | 1,219 | 1,363 | 756 | 729 |
| ABR (in thousands) | $ 27,439 | $ 30,703 | $ 22,016 | $ 20,541 |
| ABR PSF | $ 22.50 | $ 22.53 | $ 29.10 | $ 28.16 |
| Cost PSF of executing new leases | $ 31.60 | $ 34.01 | $ 40.05 | $ 41.14 |
| Number of comparable leases | 170 | 156 | 163 | 143 |
| Comparable rent spread | 30.9 % | 35.7 % | 26.9 % | 31.4 % |
| Weighted-average lease term (in years) | 8.4 | 9.4 | 7.9 | 7.9 |
| **Renewals and options:** | | | | |
| Number of leases | 664 | 676 | 586 | 593 |
| Square footage (in thousands) | 4,788 | 4,631 | 1,334 | 1,313 |
| ABR (in thousands) | $ 73,297 | $ 71,602 | $ 38,580 | $ 36,561 |
| ABR PSF (all leases) | $ 15.31 | $ 15.46 | $ 28.92 | $ 27.84 |
| ABR PSF prior to renewals (all leases) | $ 13.73 | $ 13.94 | $ 24.52 | $ 23.87 |
| Percentage increase in ABR PSF (comparable leases only) | 11.2 % | 11.3 % | 17.5 % | 16.6 % |
| Cost PSF of executing renewals and options | $ 0.34 | $ 0.38 | $ 0.63 | $ 0.67 |
| Number of comparable leases[2] | 469 | 504 | 456 | 483 |
| Comparable rent spread[2] | 20.7 % | 19.4 % | 21.5 % | 19.6 % |
| Weighted-average lease term (in years) | 5.2 | 5.4 | 4.4 | 4.4 |
| Portfolio retention rate | 92.9 % | 89.0 % | 81.9 % | 83.0 % |

[1] PSF amounts may not recalculate exactly based on other amounts presented within the table due to rounding.

[2] Excludes exercise of options.

# RESULTS OF OPERATIONS

**KNOWN TRENDS AND UNCERTAINTIES**—We continue to operate in a resilient yet evolving retail real estate environment characterized by strong tenant demand, limited new supply, and sustained leasing momentum. Grocery-anchored shopping centers remain defensive, with healthy occupancy, stable foot traffic, and durable tenant performance; however, broader macroeconomic conditions continue to introduce uncertainty. Interest rates remain elevated relative to historical norms, and while rate volatility has moderated, higher financing costs may affect acquisition activity, redevelopment yields, and capital-market execution. Inflation has eased but remains uneven across categories, influencing operating expenses, construction costs, and retailer margins. Recently implemented or proposed tariff adjustments have created incremental uncertainty around sourcing and input costs for certain tenants, though to date we have observed minimal disruption to leasing activity or rent-collection trends. Additionally, ongoing retailer rationalization, including periodic bankruptcy filings and strategic store closures, may create near-term downtime but also provide opportunities to re-lease space at higher rents. Consumer behavior has remained broadly stable, supported by the essential-needs orientation of our centers; however, pressure on lower-income shoppers and any broader economic slowdown could impact retailer sales performance and, in turn, leasing decisions. We continue to monitor these trends, along with evolving insurance markets, property-tax environments, and regulatory developments, each of which could influence operating results, cash flows, or asset valuations in future periods.

**SUMMARY OF OPERATING ACTIVITIES FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024**

| (Dollars in thousands) | | 2025 | | 2024 | | Favorable (Unfavorable) Change $ | %[1] |
|---|---|---|---|---|---|---|---|
| Revenues: | | | | | | | |
| Rental income | $ | 709,186 | $ | 647,589 | $ | 61,597 | 9.5 % |
| Fees and management income | | 12,751 | | 10,731 | | 2,020 | 18.8 % |
| Other property income | | 4,657 | | 3,072 | | 1,585 | 51.6 % |
| Total revenues | | 726,594 | | 661,392 | | 65,202 | 9.9 % |
| Operating Expenses: | | | | | | | |
| Property operating | | 123,649 | | 112,633 | | (11,016) | (9.8)% |
| Real estate taxes | | 86,087 | | 77,684 | | (8,403) | (10.8)% |
| General and administrative | | 51,638 | | 45,611 | | (6,027) | (13.2)% |
| Depreciation and amortization | | 266,374 | | 253,016 | | (13,358) | (5.3)% |
| Total operating expenses | | 527,748 | | 488,944 | | (38,804) | (7.9)% |
| Other: | | | | | | | |
| Interest expense, net | | (110,338) | | (96,990) | | (13,348) | (13.8)% |
| Gain (loss) on disposal of property, net | | 38,790 | | (30) | | 38,820 | NM |
| Other expense, net | | (4,330) | | (5,732) | | 1,402 | 24.5 % |
| Net income | | 122,968 | | 69,696 | | 53,272 | 76.4 % |
| Net income attributable to noncontrolling interests | | (11,665) | | (7,011) | | (4,654) | (66.4)% |
| Net income attributable to stockholders | $ | 111,303 | $ | 62,685 | $ | 48,618 | 77.6 % |

[1] Line items that result in a percent change that exceed certain limitations are considered not meaningful ("NM") and indicated as such.

Our basis for analyzing significant fluctuations in our results of operations generally includes review of the results of our same-center portfolio, non-same-center portfolio, and revenues and expenses from our management activities. We define our same-center portfolio as the 272 properties that were owned for the entirety of both calendar year periods being compared. We define our non-same-center portfolio as those properties that were not fully owned in both calendar year periods being compared owing primarily to real estate asset activity occurring after December 31, 2023, which includes nine properties disposed of and 26 properties acquired. Below are explanations of the significant fluctuations in the results of operations for the years ended December 31, 2025 and 2024:

Rental Income increased $61.6 million as follows:

- $20.0 million increase related to our same-center portfolio primarily as follows:
  - $14.6 million increase primarily due to a $0.48 increase in average minimum rent PSF, partially offset by a 0.2% decline in average occupancy; and
  - $6.0 million increase primarily due to an increase in recoverable income attributed to an increase in real estate taxes, common area maintenance spending, and insurance costs.
- $41.6 million increase primarily related to our net acquisition activity.

Fees and Management Income:

- The $2.0 million increase in fees and management income was primarily due to higher insurance premium income through our consolidated captive insurance company and an increase in fees from our unconsolidated joint ventures.

Property Operating Expenses increased $11.0 million primarily as follows:

- $5.1 million increase from our same-center portfolio and corporate operating activities primarily due to higher compensation costs owing largely to increased headcount; and
- $6.0 million increase primarily due to our net acquisition activity.

Real Estate Tax Expenses:

- The $8.4 million increase in real estate tax expenses was primarily due to our net acquisition activity.

General and Administrative Expenses:

- The $6.0 million increase in general and administrative expenses was primarily due to investment in our growth initiatives, resulting in increased compensation expense owing largely to increased headcount and higher performance-based compensation.

Depreciation and Amortization Expenses:

- The $13.4 million increase in depreciation and amortization was primarily due to our net acquisition activity and the impact of our tear down and redevelopment of certain Publix locations.

Interest Expense, Net:

- The $13.3 million increase was primarily due to increased debt outstanding in 2025. Interest Expense, Net was comprised of the following (dollars in thousands):

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| Interest on senior notes | $ 54,889 | $ 27,180 |
| Interest on unsecured term loans, net | 26,324 | 36,628 |
| Interest on secured debt | 14,892 | 17,413 |
| Interest on revolving credit facility, net | 6,376 | 6,354 |
| Non-cash amortization and other | 7,767 | 8,125 |
| Loss on extinguishment or modification of debt and other, net | 90 | 1,290 |
| Interest expense, net | $ 110,338 | $ 96,990 |
| | | |
| Weighted-average interest rate as of end of year | 4.5% | 4.3% |
| Weighted-average term (in years) as of end of year | 5.2 | 5.6 |

Gain (Loss) on Disposal of Property, Net:

- The $38.8 million increase in gain (loss) on disposal of property, net was due to the disposition of nine properties and one outparcel with a net gain of $38.8 million in 2025, as compared to no sales during the year ended December 31, 2024.

Other Expense, Net:

- Other Expense, Net was comprised of the following (in thousands):

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| Transaction and acquisition expenses | $ (5,523) | $ (4,993) |
| Federal, state, and local income tax expense | (1,307) | (1,821) |
| Equity in net (loss) income of unconsolidated investments | (77) | 86 |
| Other income | 2,577 | 996 |
| Other expense, net | $ (4,330) | $ (5,732) |

**SUMMARY OF OPERATING ACTIVITIES FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023**

For a discussion of the year-to-year comparisons in the results of operations for the years ended December 31, 2024 and 2023, see "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our 2024 Annual Report on Form 10-K, filed with the SEC on February 11, 2025.

## NON-GAAP MEASURES

See "Key Performance Indicators and Defined Terms" above for additional information related to the following non-GAAP measures.

**SAME-CENTER NOI**—Same-Center NOI is presented as a supplemental measure of our performance, as it highlights operating trends such as occupancy levels, rental rates, and operating costs for our same-center portfolio. Other REITs may use different methodologies for calculating Same-Center NOI, and accordingly, our Same-Center NOI may not be comparable to other REITs. For the years ended December 31, 2025 and 2024, Same-Center NOI represents the NOI for the 272 properties that were wholly-owned for the entirety of both calendar year periods being compared.

Same-Center NOI should not be viewed as an alternative measure of our financial performance as it does not reflect the operations of our entire portfolio, nor does it reflect the impact of general and administrative expenses, depreciation and amortization, interest expense, other income (expense), or the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties that could materially impact our results from operations.

The table below compares Same-Center NOI for the years ended December 31, 2025 and 2024 (dollars in thousands):

| | | 2025 | | 2024 | Favorable (Unfavorable) $ Change | % Change |
|---|---|---|---|---|---|---|
| Revenues: | | | | | | |
| Rental income[1] | $ | 475,261 | $ | 460,618 | $ 14,643 | |
| Tenant recovery income | | 154,059 | | 147,687 | 6,372 | |
| Reserves for uncollectibility[2] | | (4,939) | | (4,844) | (95) | |
| Other property income | | 3,793 | | 2,842 | 951 | |
| Total revenues | | 628,174 | | 606,303 | 21,871 | 3.6 % |
| Operating expenses: | | | | | | |
| Property operating expenses | | 96,540 | | 93,699 | (2,841) | |
| Real estate taxes | | 76,955 | | 74,533 | (2,422) | |
| Total operating expenses | | 173,495 | | 168,232 | (5,263) | (3.1)% |
| Total Same-Center NOI | $ | 454,679 | $ | 438,071 | $ 16,608 | 3.8 % |

[1] Excludes straight-line rental income, net amortization of above- and below-market leases, and lease buyout income.

[2] Includes billings that will not be recognized as revenue until cash is collected or the Neighbor resumes regular payments and/or we deem it appropriate to resume recording revenue on an accrual basis, rather than on a cash basis.

*Same-Center NOI Reconciliation*—Below is a reconciliation of Net Income to NOI and Same-Center NOI for the years ended December 31, 2025 and 2024 (in thousands):

| | 2025 | 2024 |
|---|---|---|
| Net income | $ 122,968 | $ 69,696 |
| Adjusted to exclude: | | |
| Fees and management income | (12,751) | (10,731) |
| Straight-line rental income[1] | (10,705) | (9,646) |
| Net amortization of above- and below-market leases | (8,643) | (6,587) |
| Lease buyout income | (2,517) | (867) |
| General and administrative expenses | 51,638 | 45,611 |
| Depreciation and amortization | 266,374 | 253,016 |
| Interest expense, net | 110,338 | 96,990 |
| (Gain) loss on disposal of property, net | (38,790) | 30 |
| Other expense, net | 4,330 | 5,732 |
| Property operating expenses related to fees and management income | 4,111 | 3,323 |
| NOI for real estate investments | 486,353 | 446,567 |
| Less: Non-same-center NOI[2] | (31,674) | (8,496) |
| Total Same-Center NOI | $ 454,679 | $ 438,071 |
| | | |
| Period-end Same-Center Leased Occupancy % | 97.6 % | 97.8 % |

[1]  Includes straight-line rent adjustments for Neighbors for whom revenue is being recorded on a cash basis.

[2]  Includes operating revenues and expenses from non-same-center properties, which includes properties acquired or sold, and corporate activities.


**NAREIT FFO AND CORE FFO**—Nareit FFO is a non-GAAP financial performance measure that is widely recognized as a measure of REIT operating performance. Core FFO is an additional financial performance measure used by us as Nareit FFO includes certain non-comparable items that affect our performance over time. We believe that Core FFO is helpful in assisting management and investors with assessing the sustainability of our operating performance in future periods.

Nareit FFO and Core FFO should not be considered alternatives to net income (loss) under GAAP, as an indication of our liquidity, nor as an indication of funds available to cover our cash needs, including our ability to fund distributions. Core FFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate our business plan in the manner currently contemplated.

Accordingly, Nareit FFO and Core FFO should be reviewed in connection with other GAAP measurements, and should not be viewed as more prominent measures of performance than net income (loss) or cash flows from operations prepared in accordance with GAAP. Our Nareit FFO and Core FFO, as presented, may not be comparable to amounts calculated by other REITs.

The following table presents our calculation of Nareit FFO and Core FFO for the years ended December 31, 2025, 2024, and 2023 (in thousands, except per share amounts):

| | | 2025 | | 2024 | | 2023 |
|---|---|---|---|---|---|---|
| **Calculation of Nareit FFO Attributable to Stockholders and OP Unit Holders** | | | | | | |
| Net income | $ | 122,968 | $ | 69,696 | $ | 63,762 |
| Adjustments: | | | | | | |
| Depreciation and amortization of real estate assets | | 264,834 | | 251,250 | | 234,260 |
| (Gain) loss on disposal of property, net | | (38,790) | | 30 | | (1,110) |
| Adjustments related to unconsolidated joint ventures | | 4,076 | | 2,795 | | 2,636 |
| Nareit FFO attributable to stockholders and OP unit holders | $ | 353,088 | $ | 323,771 | $ | 299,548 |
| **Calculation of Core FFO Attributable to Stockholders and OP Unit Holders** | | | | | | |
| Nareit FFO attributable to stockholders and OP unit holders | $ | 353,088 | $ | 323,771 | $ | 299,548 |
| Adjustments: | | | | | | |
| Depreciation and amortization of corporate assets | | 1,540 | | 1,766 | | 2,183 |
| Impairment of investment in third parties | | — | | — | | 3,000 |
| Transaction and acquisition expenses | | 5,523 | | 4,993 | | 5,675 |
| Loss on extinguishment or modification of debt and other, net | | 90 | | 1,290 | | 368 |
| Adjustments related to unconsolidated joint ventures | | 469 | | 13 | | 17 |
| Realized performance income[1] | | (30) | | — | | (75) |
| Core FFO attributable to stockholders and OP unit holders | $ | 360,680 | $ | 331,833 | $ | 310,716 |
| | | | | | | |
| **Nareit FFO/Core FFO Attributable to Stockholders and OP Unit Holders per diluted share** | | | | | | |
| Weighted-average shares of common stock outstanding - diluted | | 138,899 | | 136,821 | | 132,970 |
| Nareit FFO attributable to stockholders and OP unit holders per share - diluted | $ | 2.54 | $ | 2.37 | $ | 2.25 |
| Core FFO attributable to stockholders and OP unit holders per share - diluted | $ | 2.60 | $ | 2.43 | $ | 2.34 |

[1] Realized performance income includes fees received related to the achievement of certain performance targets in our NRP joint venture, which was dissolved in December 2025.

**EBITDA*re* and ADJUSTED EBITDA*re*—**We use EBITDA*re* and Adjusted EBITDA*re* as additional measures of operating performance which allow us to compare earnings independent of capital structure, determine debt service and fixed cost coverage, and measure enterprise value. Additionally, we believe they are a useful indicator of our ability to support our debt obligations.

EBITDA*re* and Adjusted EBITDA*re* should not be considered as alternatives to net income (loss), as an indication of our liquidity, nor as an indication of funds available to cover our cash needs, including our ability to fund distributions. Accordingly, EBITDA*re* and Adjusted EBITDA*re* should be reviewed in connection with other GAAP measurements, and should not be viewed as more prominent measures of performance than net income (loss) or cash flows from operations prepared in accordance with GAAP. Our EBITDA*re* and Adjusted EBITDA*re*, as presented, may not be comparable to amounts calculated by other REITs.

The following table presents our calculation of EBITDA*re* and Adjusted EBITDA*re* for the years ended December 31, 2025, 2024, and 2023 (in thousands):

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| **Calculation of EBITDA*re*** | | | |
| Net income | $ 122,968 | $ 69,696 | $ 63,762 |
| Adjustments: | | | |
| Depreciation and amortization | 266,374 | 253,016 | 236,443 |
| Interest expense, net | 110,338 | 96,990 | 84,232 |
| (Gain) loss on disposal of property, net | (38,790) | 30 | (1,110) |
| Federal, state, and local tax expense | 1,307 | 1,821 | 438 |
| Adjustments related to unconsolidated joint ventures | 6,200 | 4,025 | 3,721 |
| EBITDA*re* | $ 468,397 | $ 425,578 | $ 387,486 |
| **Calculation of Adjusted EBITDA*re*** | | | |
| EBITDA*re* | $ 468,397 | $ 425,578 | $ 387,486 |
| Adjustments: | | | |
| Impairment of investment in third parties | — | — | 3,000 |
| Transaction and acquisition expenses | 5,523 | 4,993 | 5,675 |
| Adjustments related to unconsolidated joint ventures | 60 | 13 | 17 |
| Realized performance income[1] | (30) | — | (75) |
| Adjusted EBITDA*re* | $ 473,950 | $ 430,584 | $ 396,103 |

[1] Realized performance income includes fees received related to the achievement of certain performance targets in our NRP joint venture, which was dissolved in December 2025.

## LIQUIDITY AND CAPITAL RESOURCES

**GENERAL**—Aside from standard operating expenses, we expect our principal cash demands to be for:

- investments in real estate;
- cash distributions to stockholders;
- redevelopment and development projects;
- capital expenditures and leasing costs; and
- principal and interest payments on our outstanding indebtedness.

We expect our primary sources of liquidity to be:

- operating cash flows;
- borrowings from our unsecured revolving credit facility and proceeds from debt financings;
- proceeds from any equity offering activities;
- proceeds received from the disposition of properties; and
- available, unrestricted cash and cash equivalents.

At this time, we believe our current sources of liquidity are sufficient to meet our short- and long-term cash demands.

**ATM Program**—In February 2022, we entered into a sales agreement relating to the potential sale of shares of common stock pursuant to a continuous offering program, allowing up to $250 million in offerings. During the year ended December 31, 2024, prior to the entry into the new program described below, we issued approximately 46,000 shares of our common stock at a gross weighted average price of $37.05 per share under this ATM program for net proceeds of $1.7 million, after approximately $17,000 in commissions.

In February 2024, we entered into a new sales agreement relating to the potential sale of shares of common stock pursuant to a continuous offering program, which replaced the previous agreement. In accordance with the terms of the sales agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $250 million from time to time through our sales agents, or, if applicable, as forward sellers. During the three months and year ended December 31, 2025, we issued no shares of our common stock under this ATM program. During the three months and year ended December 31, 2024, we issued 1.9 million shares of our common stock at a gross weighted average price of $39.23 under this ATM program for net proceeds of $72.1 million, after approximately $0.7 million in commissions. As of December 31, 2025, approximately $177 million of common stock remained available for issuance under the current ATM program.

**DEBT**—The following table summarizes information about our debt as of December 31, 2025 and 2024 (dollars in thousands):

| | 2025 | 2024 |
|---|---|---|
| Total debt obligations, gross | $ 2,402,145 | $ 2,137,336 |
| Weighted-average interest rate | 4.5 % | 4.3 % |
| Weighted-average term (in years) | 5.2 | 5.6 |
| | | |
| Revolving credit facility capacity[1] | $ 1,000,000 | $ 800,000 |
| Revolving credit facility availability[2] | 881,771 | 738,904 |

[1] The revolving credit facility matures in January 2029, with options to extend the maturity for two additional six-month periods.

[2] Net of any outstanding balance and letters of credit.

*Debt Activity*—During the years ended December 31, 2025 and 2024, we took steps to appropriately ladder and extend our debt maturities and diversify debt sources available to us for future investment activity. Our debt activity during the year ended December 31, 2025 was as follows:

- In January 2025, we amended our senior unsecured revolving credit facility. The amendment increased the aggregate borrowing capacity of the facility to $1 billion and extended the maturity date to January 2029, with options to extend the maturity for two additional six-month periods.

- In June 2025, we issued $350 million of 5.250% senior notes due 2032 at an issue price of 99.832% in an underwritten offering. The offering resulted in gross proceeds of $347.2 million, which were used to pay down our revolving credit facility.

- In December 2025, we repaid the $100 million outstanding term loan balance that was set to mature in July 2026.

- In January 2026, we extended the maturity of our $161.8 million term loan from January 2026 to January 2027.

- During the year ended December 31, 2025, we repaid $37.6 million in mortgage debt.

Our debt activity during the year ended December 31, 2024 was as follows:

- In May 2024, we issued $350 million of 5.750% senior notes due 2034 at an issue price of 98.576% in an underwritten offering. The offering resulted in gross proceeds of $345.0 million, which were used to pay down $202 million of our revolving credit facility and $135 million of our $240 million term loan that was set to mature in November 2025.

- In September 2024, we issued $350 million of 4.950% senior notes due 2035 an an issue price of 98.458% in an underwritten offering. The offering resulted in gross proceeds of $344.6 million, which were used to pay down $90 million of our revolving credit facility and $140 million of our $240 million term loan that was set to mature in July 2026. Additionally, we paid in full our $105 million term loan that was set to mature in November 2025.

- During the year ended December 31, 2024, we repaid $28.1 million in mortgage debt.

*Future Debt Obligations*—As of December 31, 2025, including the impact of our swap agreements, our future contractual debt obligations were $263.4 million of debt principal and interest payments during 2026, and $2.7 billion of debt principal and interest payments thereafter (see Note 8). The average annual maturities of our outstanding debt over the next four years as of December 31, 2025 was approximately $199 million.

*Debt Obligation Guarantees*—At December 31, 2025, the Operating Partnership had issued and outstanding its unsecured senior notes due 2031, 2032, 2034, and 2035, all issued under effective registration statements. The obligations of the Operating Partnership to pay principal, premiums, if any, and interest on the unsecured senior notes due 2031, 2032, 2034, and 2035 are, and on any future debt securities of the Operating Partnership registered under an effective registration statement will be, fully and unconditionally guaranteed by us on a senior basis. As a result of the amendments to SEC Rule 3-10 of Regulation S-X, subsidiary issuers of obligations guaranteed by the parent are not required to provide separate financial statements, provided that: (i) the subsidiary obligor is consolidated into the parent company's consolidated financial statements; (ii) the parent guarantee is "full and unconditional"; and (iii) subject to certain exceptions as set forth below, the alternative disclosure required by Rule 13-01 of Regulation S-X is provided, which includes narrative disclosure and summarized financial information. We meet the conditions of this requirement and thus, are not presenting separate financial statements. Furthermore, as permitted under Rule 13-01(a)(4)(vi) of Regulation S-X, we have excluded the summarized financial information for the Operating Partnership because the assets, liabilities, and results of operations of the Operating Partnership are not materially different than the corresponding in our consolidated financial statements, and management believes such summarized financial information would be repetitive and would not provide incremental value to investors.

*Covenants*—Credit agreements for our unsecured revolving credit facility and unsecured term loans contain customary financial covenants, including a leverage ratio of 60% or less, with a surge to 65% or less following a material acquisition, and require the fixed-charge ratio to be 1.5:1 or greater. Our unsecured senior notes due 2031, 2032, 2034, and 2035 are also subject to customary financial covenants, including a leverage ratio of 65% or less, and require the fixed-charge ratio to be 150% or greater. As of December 31, 2025, we were in compliance with the restrictive covenants of our outstanding debt obligations, and we expect to continue to meet the requirements of these covenants over the next twelve months.

**OTHER CONTRACTUAL COMMITMENTS AND CONTINGENCIES AND OFF BALANCE SHEET ARRANGEMENTS**—We enter into leases as a lessee as part of our real estate operations in the form of ground leases of land for certain properties, and as part of our corporate operations in the form of office space and office equipment leases. Currently, neither our operating leases nor our finance leases have residual value guarantees or other restrictions or covenants. We expect to fund these obligations through existing financing or cash flows from operations. As of December 31, 2025, our future contractual obligations as a lessee included operating lease obligations of $0.5 million during 2026, and $7.0 million thereafter. As of December 31, 2025, our future contractual finance lease obligations were not significant.

We have off-balance sheet arrangements that include being the limited guarantor of $173.8 million, $102.7 million, and $31.8 million in mortgage loans secured by properties owned by our unconsolidated joint ventures, Grocery Retail Partners I LLC ("GRP I"), Necessity Retail Venture LLC ("NRV"), and Neighborhood Grocery Catalyst Fund LLC ("NGCF"), respectively. Our guaranties for the GRP I, NRV, and NGCF debt are limited to being the non-recourse carveout guarantor and the environmental indemnitor. Further, we are also party to agreements with each of GRP I, NRV, and NGCF in which any potential liability under such guaranties will be apportioned between us and GRP I, NRV, or NGCF, as applicable, based on our respective ownership percentages in the joint ventures. As of December 31, 2025, GRP I, NRV, and NGCF had outstanding debt balances of $173.8 million, $102.7 million, and $31.8 million, respectively.

Additionally, our off-balance sheet arrangements include the notional amount of our interest rate swap which we use to hedge a portion of our exposure to interest rate fluctuations. Currently, our interest rate swap fixes the variable rate interest on our term loan debt. We intend to fund our interest rate swap payments utilizing cash flows from operations. As of December 31, 2025, the notional amount of our interest rate swap was $200 million. As of December 31, 2025, our future interest rate swap recoverables were $0.6 million during 2026 and none thereafter.

**FINANCIAL LEVERAGE RATIOS**—We believe our net debt to Adjusted EBITDA*re*, net debt to total enterprise value, and debt covenant compliance as of December 31, 2025 allow us access to future borrowings as needed in the near term. The following table presents our calculation of net debt and total enterprise value, inclusive of our prorated portion of net debt and cash and cash equivalents owned through our unconsolidated joint ventures, as of December 31, 2025 and 2024 (in thousands):

| | 2025 | 2024 |
|---|---|---|
| **Net debt:** | | |
| Total debt, excluding discounts, market adjustments, and deferred financing expenses | $ 2,456,933 | $ 2,166,326 |
| Less: Cash and cash equivalents | 5,124 | 5,470 |
| Total net debt | $ 2,451,809 | $ 2,160,856 |
| | | |
| **Enterprise value:** | | |
| Net debt | $ 2,451,809 | $ 2,160,856 |
| Total equity market capitalization[1][2] | 4,926,872 | 5,175,286 |
| Total enterprise value | $ 7,378,681 | $ 7,336,142 |

[1] Total equity market capitalization is calculated as diluted shares multiplied by the closing market price per share, which includes 138.5 million and 138.2 million diluted shares as of December 31, 2025 and 2024, respectively, and the closing market price per share of $35.57 and $37.46 as of December 31, 2025 and 2024, respectively.

[2] Fully diluted shares include common stock and OP units.

The following table presents our calculation of net debt to Adjusted EBITDA*re* and net debt to total enterprise value as of December 31, 2025 and 2024 (dollars in thousands):

| | 2025 | 2024 |
|---|---|---|
| **Net debt to Adjusted EBITDA*re* - annualized:** | | |
| Net debt | $ 2,451,809 | $ 2,160,856 |
| Adjusted EBITDA*re* - annualized[1] | 473,950 | 430,584 |
| Net debt to Adjusted EBITDA*re* - annualized | 5.2x | 5.0x |
| | | |
| **Net debt to total enterprise value:** | | |
| Net debt | $ 2,451,809 | $ 2,160,856 |
| Total enterprise value | 7,378,681 | 7,336,142 |
| Net debt to total enterprise value | 33.2% | 29.5% |

[1] Adjusted EBITDA*re* is based on a trailing twelve month period. See "Non-GAAP Measures - EBITDA*re* and Adjusted EBITDA*re*" above for a reconciliation to Net Income.

**CAPITAL EXPENDITURES AND REDEVELOPMENT ACTIVITY**—We make capital expenditures during the course of normal operations, including maintenance capital expenditures and tenant improvements, as well as value-enhancing anchor space repositioning and redevelopment, ground-up outparcel development, and other accretive projects.

During the years ended December 31, 2025 and 2024, we had gross capital spend of $136.1 million and $95.1 million, respectively. Below is a summary of our capital spending activity, excluding leasing commissions, on a cash basis for the years ended December 31, 2025 and 2024 (in thousands):

| | 2025 | 2024 |
|---|---|---|
| Capital expenditures for real estate: | | |
| Capital improvements | $ 23,884 | $ 21,793 |
| Tenant improvements | 27,074 | 25,184 |
| Development and redevelopment | 73,934 | 39,079 |
| Total capital expenditures for real estate | 124,892 | 86,056 |
| Corporate asset capital expenditures | 1,792 | 813 |
| Capitalized indirect costs[1] | 7,040 | 4,977 |
| Total capital spending activity[2] | $ 133,724 | $ 91,846 |

[1] Amount includes internal salaries and related benefits of personnel who work directly on capital projects as well as capitalized interest and other external expenses.

[2] Amounts reported are net of insurance proceeds of $2.4 million and $3.2 million for property damage claims for the years ended December 31, 2025 and 2024, respectively.

We expect our capital expenditures to reach $140 million - $160 million in 2026, which includes $70 million - $90 million related to development and redevelopment projects. We anticipate that obligations related to capital improvements, as well as development and redevelopment, in 2026 can be met with cash flows from operations, cash flows from dispositions, and/or borrowings on our unsecured revolving credit facility.

Generally, we expect our development and redevelopment projects to stabilize within 24 months. Our underwritten incremental unlevered yields on development and redevelopment projects are expected to range between 9%-12%. Our current in process projects represent an estimated total investment of $69.5 million. Actual incremental unlevered yields may vary from our underwritten incremental unlevered yield range based on the actual total cost to complete a project and its actual incremental annual NOI at stabilization. See "Key Performance Indicators and Defined Terms" above for further information.

**REAL ESTATE ACQUISITION ACTIVITY**—We actively monitor the commercial real estate market for properties that have future growth potential, are located in attractive demographic markets, and support our business objectives. We are currently targeting acquisitions of $400 million - $500 million annually, inclusive of our investments in our unconsolidated joint ventures. The following table highlights our wholly-owned property acquisitions during the years ended December 31, 2025 and 2024 (dollars in thousands):

| | 2025 | 2024 |
|---|---|---|
| Number of properties acquired | 13 | 12 |
| Number of outparcels and land for future development acquired[1][2] | 4 | 4 |
| Contract price | $ 356,924 | $ 294,002 |
| Total price of acquisitions[3] | 360,211 | 296,268 |

[1] Outparcels acquired are adjacent to shopping centers that we own.

[2] During the year ended December 31, 2024, we acquired an outparcel adjacent to a property that is owned by our unconsolidated joint venture, GRP I. Therefore, the outparcel was an addition to our total property count.

[3] Total price of acquisitions includes closing costs less credits and assumed liabilities.

**REAL ESTATE DISPOSITION ACTIVITY**—We continually evaluate our portfolio of assets for opportunities to make strategic dispositions of assets that no longer meet our growth and investment objectives or assets that have stabilized in order to capture their value. The following table highlights our property dispositions during the years ended December 31, 2025 and 2024 (dollars in thousands):

| | 2025 | 2024 |
|---|---|---|
| Number of properties sold | 9 | — |
| Number of outparcels sold | 1 | — |
| Contract price | $ 145,326 | $ — |
| Proceeds (payments) from sale of real estate, net[1][2][3] | 121,655 | (17) |
| Gain (loss) on disposal of property, net[2] | 38,790 | (30) |

[1] Total proceeds from sale of real estate, net includes closing costs less credits and secured loans received.

[2] We sold no properties during the year ended December 31, 2024, but we recognized a minimal loss on disposal of property due to miscellaneous write-off activity and expenses related to previous and future potential dispositions.

[3] During the year ended December 31, 2025, one of our property sales included a seller financing component. We sold the property for $24.9 million and provided secured financing, receiving a note receivable of $17.4 million.

**DISTRIBUTIONS**—We elected to be taxed as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2010. As a REIT, we have made, and intend to continue to make, distributions each taxable year equal to at least 90% of our taxable income (excluding capital gains and computed without regard to the dividends paid deduction).

In 2025, we declared and paid monthly distributions of $0.1025 per common share and OP unit, or $1.23 annualized, for each month beginning January 2025 through August 2025. In September 2025, our Board authorized a 5.7% increase of our monthly distribution rate to $0.1083 per common share and OP unit. We declared and paid monthly distributions of $0.1083 per common share and OP unit, or $1.30 annualized, for each month beginning September 2025 through December 2025. The December 2025 and January 2026 distributions of $0.1083 per common share and OP unit were paid January 6, 2026 and February 3, 2026, respectively.

In 2024, we declared and paid monthly distributions of $0.0975 per common share and OP unit, or $1.17 annualized, for each month beginning January 2024 through August 2024. In September 2024, our Board authorized a 5.1% increase of our monthly distribution rate to $0.1025 per common share and OP unit. We declared and paid monthly distributions of $0.1025 per common share and OP unit, or $1.23 annualized, for each month beginning September 2024 through December 2024.

To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain, and which does not necessarily equal net income or loss as calculated in accordance with GAAP). We generally will not be subject to U.S. federal income tax on the income that we distribute to our stockholders each year due to meeting the REIT qualification requirements. However, we may be subject to certain state and local taxes on our income, property, or net worth and to federal income and excise taxes on our undistributed income.

We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders.

**SHARE REPURCHASE PROGRAM**—We have a Board approved share repurchase program of up to $250 million of common stock. The program may be suspended or discontinued at any time, and does not obligate us to repurchase any dollar amount or particular number of shares. No share repurchases have been made to date under this program.

**CASH FLOW ACTIVITIES**—As of December 31, 2025, we had cash and cash equivalents and restricted cash of $43.3 million, a net cash increase of $34.7 million during the year ended December 31, 2025, which was primarily due to $37.9 million in Section 1031 like-kind exchange funds held at December 31, 2025 in restricted accounts.

Below is a summary of our cash flow activity for the years ended December 31, 2025 and 2024 (dollars in thousands):

| | 2025 | 2024 | $ Change | % Change |
|---|---|---|---|---|
| Net cash provided by operating activities | $ 348,149 | $ 334,710 | $ 13,439 | 4.0 % |
| Net cash used in investing activities | (392,290) | (392,944) | 654 | 0.2 % |
| Net cash provided by financing activities | 78,804 | 58,005 | 20,799 | (35.9)% |

**OPERATING ACTIVITIES**—Our net cash provided by operating activities was primarily impacted by the following:

- *Property operations and working capital*—Most of our operating cash comes from rental and tenant recovery income received less property operating expenses, real estate taxes, and general and administrative costs paid. The increase from property operations was primarily due to a $16.6 million, or 3.8%, improvement in Same-Center NOI as compared to 2024, and the execution of our acquisition strategy. During the year ended December 31, 2025, we had a net cash outlay of $2.7 million from changes in working capital as compared to a net cash inflow of $9.7 million during the same period in 2024. This change was primarily driven by the timing of interest payments resulting from our senior note issuances.

**INVESTING ACTIVITIES**—Our net cash used in investing activities was primarily impacted by the following:

- *Real estate acquisitions*—During the year ended December 31, 2025, our acquisitions resulted in a total cash outlay of $360.2 million, as compared to a total cash outlay of $296.3 million during the same period in 2024.

- *Investment in unconsolidated joint ventures*—During the year ended December 31, 2025, we invested $13.7 million in our unconsolidated joint ventures, as compared to $8.4 million during the same period in 2024.

- *Capital expenditures*—We invest capital into leasing and developing our properties and maintaining or improving the condition of our properties. During the year ended December 31, 2025, we paid $136.1 million for capital expenditures compared to $95.1 million during the same period in 2024, primarily related to development and redevelopment activity.

- *Real estate dispositions*—During the year ended December 31, 2025, we sold nine properties and one outparcel resulting in a net cash inflow of $121.7 million. During the year ended December 31, 2024, we sold no properties, but we had minimal net cash outflows for expenses related to previous and future potential dispositions.

**FINANCING ACTIVITIES**—Our net cash provided by financing activities was primarily impacted by the following:

- *Debt borrowings and payments*—During the year ended December 31, 2025, we had $252.7 million in net borrowings primarily as a result of our June 2025 senior note issuance and repayment of our term loan. During the year ended December 31, 2024, we had $133.6 million in net borrowings primarily as a result of our May and September 2024 senior note issuances, payments on our term loans, and net repayments under our revolving credit facility. See "Debt Activity" above for more details.

- **Issuance of common stock**—During the year ended December 31, 2025, we issued no common stock. During the year ended December 31, 2024, we issued 1.9 million shares of our common stock under the ATM programs for net proceeds of $73.8 million.

- **Distributions to stockholders and OP unit holders**—Cash used for distributions to common stockholders and OP unit holders increased $24.7 million during the year ended December 31, 2025 as compared to the same period in 2024, primarily due to the timing of the funding for our December 2024 distribution payment and our distribution increases in both 2024 and 2025.

## CRITICAL ACCOUNTING ESTIMATES

Below is a discussion of our critical accounting estimates. Our accounting policies have been established to conform with GAAP. We consider these policies critical because they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain, and are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets at the dates of the consolidated financial statements, as well as the reported amounts of revenue during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our consolidated financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

*Real Estate Valuation*—We assess the fair value of acquired real estate and allocate the purchase price of real estate assets and liabilities acquired based upon their estimated fair values as of the acquisition date. The allocation requires the use of market based estimates and assumptions including estimated market lease rates and comparable acquisitions, historical operating results, carrying costs during lease-up periods, discount and capitalization rates, market absorption periods, and the number of years the property will be held for investment.

Quarterly, we review our owned real estate properties, including those classified as real estate held for sale, for evidence of impairment, which requires us, at times, to estimate the fair value of our real estate assets. Valuing our investment in real estate assets requires us to utilize a significant amount of judgment in the inputs that we select for impairment testing and other analyses. We select these inputs based on all available evidence and using techniques that are commonly employed by other real estate companies. Examples of these inputs include projected revenue and expense growth rates, estimates of future cash flows, anticipated holding periods, capitalization rates, general economic conditions and trends, and other available market data.

We believe that our real estate valuation estimates are based on reasonable assumptions. However, the use of inappropriate estimates could result in an incorrect valuation of our real estate properties, at acquisition or during our ownership period, which could result in material impairment losses in the future.

*Rental Income*—The majority of our revenue is lease revenue derived from our real estate assets, for which we are the lessor. Lease receivables are reviewed continually to determine whether or not it is probable that we will realize substantially all remaining lease payments for each of our Neighbors (i.e., whether a Neighbor is deemed to be a credit risk). If we determine it is not probable that we will collect substantially all of the remaining lease payments from a Neighbor, revenue for that Neighbor is recorded on a cash basis ("cash-basis Neighbor"), including no longer recognizing straight-line rent receivables and/or receivables for recoverable expenses. We will resume recording lease income on an accrual basis for cash-basis Neighbors once we believe the collection of rent for the remaining lease term is probable, which will generally be after a period of regular payments and no remaining unpaid rent for a certain timeframe. Neighbors who represent approximately 1% of our ABR were on our watchlist for review for collectibility as of December 31, 2025. However, not all of our watchlist Neighbors had an open receivable balance with us at December 31, 2025.

Additionally, we record a general reserve based on our review of operating lease receivables at a company level to ensure they are properly valued based on analysis of historical uncollectible tenant receivables, outstanding balances, and the current economic climate.

The aforementioned adjustments, as well as any reserve for disputed charges, are recorded as a reduction of Rental Income on the consolidated statements of operations and comprehensive income ("consolidated statements of operations").

Our revenue collectibility estimates are made based on historical experience, the current economic climate, and other Neighbor-specific factors. While we do not believe there is a reasonable likelihood of a material change in the estimates or assumptions that we use to recognize revenue, if actual payment levels were to vary significantly from estimates, we may be exposed to decreases in rental income that could be material or increases of non-cash straight-line income when a cash-basis Neighbor moves back to accrual accounting in accordance with GAAP.

# ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

**INTEREST RATE RISK**—We utilize interest rate swaps in order to hedge a portion of our exposure to interest rate fluctuations. We do not intend to enter into derivative or interest rate transactions for speculative purposes. Our hedging decisions are determined based upon the facts and circumstances existing at the time of the hedge and may differ from our currently anticipated hedging strategy. Because we use derivative financial instruments to hedge against interest rate fluctuations, we may be exposed to both credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe us, which creates credit risk for us. If the fair value of a derivative contract is negative, we will owe the counterparty and, therefore, do not have credit risk. We seek to minimize the credit risk in derivative instruments by entering into transactions with high-quality counterparties. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

As of December 31, 2025, we had one interest rate swap that fixed SOFR on $200 million of our unsecured term loan facilities.

In January 2024, we entered into an interest rate swap which had a notional amount of $150 million and swapped SOFR for a fixed rate of approximately 3.45% which became effective in September 2024 and matured in December 2025.

As of December 31, 2025, we had not fixed the interest rate on $376.8 million of our unsecured debt through derivative financial instruments, and as a result, we are subject to the potential impact of rising interest rates, which could negatively impact our profitability and cash flows. We estimate that a one percentage point increase in interest rates on the outstanding balance of our variable-rate debt at December 31, 2025 would result in approximately $3.8 million of additional interest expense annually. The additional interest expense was determined based on the impact of hypothetical interest rates on our borrowing cost and assumes no changes in our capital structure. For further discussion of certain quantitative details related to our interest rate swaps, see Note 9.

The information presented above does not consider all exposures or positions that could arise in the future. Hence, the information represented herein has limited predictive value. As a result, the ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during the period, the hedging strategies at the time, and the related interest rates.

See further discussion on interest amounts on our variable rate debt in Note 8 and discussion on the swap rate for our interest rate swap in Note 9.

**FOREIGN CURRENCY EXCHANGE RISK**—We do not have any foreign operations, and thus, we are not exposed to foreign currency fluctuations.

# ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the Index to Consolidated Financial Statements on page F-1 of this report.

# ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

# ITEM 9A. CONTROLS AND PROCEDURES

**Evaluation of Disclosure Controls and Procedures**

As required by Rule 13a-15(b) and Rule 15d-15(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), our management, with the participation of our Principal Executive Officer and Principal Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act) as of December 31, 2025. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act) were effective as of December 31, 2025, at a reasonable assurance level.

**Management's Annual Report on Internal Control Over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f) and Rule 15d-15(f). Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of the consolidated financial statements for external purposes in accordance with GAAP. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, because of changes in conditions, the effectiveness of an internal control system may vary over time.

Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our evaluation under the framework in Internal Control - Integrated Framework (2013) issued by the COSO, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Deloitte & Touche LLP, an independent registered public accounting firm that audited our financial statements, which are included in Item 8 of this Annual Report on Form 10-K, has issued an attestation report on management's internal control over financial reporting, which is included in this Item 9A under the caption "Report of Independent Registered Public Accounting Firm".

**Changes in Internal Control over Financial Reporting**

During the quarter ended December 31, 2025, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the shareholders and the Board of Directors of Phillips Edison & Company, Inc.

**Opinion on Internal Control over Financial Reporting**

We have audited the internal control over financial reporting of Phillips Edison & Company, Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 10, 2026, expressed an unqualified opinion on those financial statements.

**Basis for Opinion**

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

**Definition and Limitations of Internal Control over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.


/s/ Deloitte & Touche LLP


Cincinnati, Ohio
February 10, 2026

# ITEM 9B. OTHER INFORMATION

Not applicable.

# ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

# ◆ PART III

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

We have adopted an Insider Trading Policy governing the purchase, sale, and/or other dispositions of our securities by directors, officers, and employees, and have implemented processes for the Company, that we believe are designed to promote compliance with insider trading laws, rules, and regulations and any applicable listing standards. A copy of our Insider Trading Policy is filed with this Annual Report on Form 10-K as Exhibit 19.

The other information required by this Item is included under the caption "Information about our Executive Officers" in Part I hereof or will be included in our definitive proxy statement to be filed with the U.S. Securities and Exchange Commission ("SEC") within 120 days after December 31, 2025 in connection with the Company's 2026 Annual Meeting of Stockholders, and is hereby incorporated by reference into this Form 10-K.

## ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item will be included in our definitive proxy statement to be filed with the SEC within 120 days after December 31, 2025 in connection with the Company's 2026 Annual Meeting of Stockholders, and is hereby incorporated by reference into this Form 10-K.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item will be included in our definitive proxy statement to be filed with the SEC within 120 days after December 31, 2025 in connection with the Company's 2026 Annual Meeting of Stockholders, and is hereby incorporated by reference into this Form 10-K.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item will be included in our definitive proxy statement to be filed with the SEC within 120 days after December 31, 2025 in connection with the Company's 2026 Annual Meeting of Stockholders, and is hereby incorporated by reference into this Form 10-K.

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item will be included in our definitive proxy statement to be filed with the SEC within 120 days after December 31, 2025 in connection with the Company's 2026 Annual Meeting of Stockholders, and is hereby incorporated by reference into this Form 10-K.

## ITEM 15.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

**(a)    Financial Statement Schedules**

See the Index to Consolidated Financial Statements on page F-1 of this report.

**(b)    Exhibits**

| Ex. | Description | Reference |
|---|---|---|
| 2.1 | Contribution Agreement, dated as of May 18, 2017, between Phillips Edison Grocery Center REIT I, Inc., Phillips Edison Grocery Center Operating Partnership I, L.P., and the Contributors Listed Therein | Form 8-K, filed May 23, 2017, Exhibit 2.1 |
| 2.2 | Amendment to Contribution Agreement, between Phillips Edison & Company, Inc. (f/k/a Phillips Edison Grocery Center REIT I, Inc.), Phillips Edison Grocery Center Operating Partnership I, L.P., and the Contributors listed therein, dated as of March 12, 2019 | Form 10-K, filed March 13, 2019, Exhibit 2.2 |
| 3.1 | Fifth Articles of Amendment and Restatement of Phillips Edison & Company, Inc., as amended | Form 10-Q, filed May 5, 2022, Exhibit 3.1 |
| 3.2 | Fifth Amended and Restated Bylaws of Phillips Edison & Company, Inc. | Form 8-K, filed July 19, 2021, Exhibit 3.1 |
| 4.1 | Statement regarding restrictions on transferability of shares of common stock (to appear on stock certificate or to be sent upon request and without charge to stockholders issued shares without certificates) | Form S-11, filed March 1, 2010, Exhibit 4.2 |
| 4.2 | Fourth Amended and Restated Agreement of Limited Partnership of Phillips Edison Grocery Center Operating Partnership I, L.P. | Form 10-K, filed March 30, 2018, Exhibit 4.4 |
| 4.3 | Description of Phillips Edison & Company, Inc.'s Securities Registered Under Section 12 of the Securities Exchange Act of 1934 | Form 10-K, filed March 12, 2021, Exhibit 4.5 |
| 4.4 | Indenture, dated as of October 6, 2021, by and among Phillips Edison Grocery Center Operating Partnership I, L.P., as issuer, Phillips Edison & Company, Inc., as guarantor, and U.S. Bank National Association, as trustee | Form 8-K, filed October 6, 2021, Exhibit 4.1 |
| 4.5 | First Supplemental Indenture, dated as of October 6, 2021, by and among Phillips Edison Grocery Center Operating Partnership I, L.P., as issuer, Phillips Edison & Company, Inc., as guarantor, and U.S. Bank National Association, as trustee | Form 8-K, filed October 6, 2021, Exhibit 4.2 |
| 4.6 | Second Supplemental Indenture, dated as of May 13, 2024, by and among Phillips Edison Grocery Center Operating Partnership I, L.P., as issuer, Phillips Edison & Company, Inc., as guarantor, and U.S. Bank Trust Company National Association, as trustee. | Form 8-K, filed May 13, 2024, Exhibit 4.2 |
| 4.7 | Third Supplemental Indenture, dated as of September 12, 2024, by and among Phillips Edison Grocery Center Operating Partnership I, L.P., as issuer, Phillips Edison & Company, Inc., as guarantor, and U.S. Bank Trust Company National Association, as trustee. | Form 8-K, filed September 12, 2024, Exhibit 4.2 |
| 4.8 | Fourth Supplemental Indenture, dated as of June 17, 2025, by and among Phillips Edison Grocery Center Operating Partnership I, L.P., as issuer, Phillips Edison & Company, Inc., as guarantor, and U.S. Bank Trust Company National Association, as trustee. | Form 8-K, filed June 17, 2025, Exhibit 4.2 |
| 10.1 | Tax Protection Agreement dated as of October 4, 2017 by and among Phillips Edison Grocery Center REIT I, Inc., Phillips Edison Grocery Center Operating Partnership I, L.P. and each Protected Partner identified as a signatory on Schedule I, as amended from time to time | Form 8-K, filed October 11, 2017, Exhibit 10.2 |
| 10.2 | Tax Protection Agreement by and among Phillips Edison & Company, Inc., Phillips Edison Grocery Center Operating Partnership I, L.P., and each Protected Partner identified as a signatory on Schedule I | Form 8-K, filed July 19, 2021, Exhibit 10.1 |
| 10.3 | Equityholder Agreement dated October 4, 2017 by and among Phillips Edison Grocery Center REIT I, Inc., Phillips Edison Grocery Center Operating Partnership I, L.P. and each of the individuals signatory thereto | Form 8-K, filed October 11, 2017, Exhibit 10.3 |

| Ex. | Description | Reference |
|---|---|---|
| 10.4 | Credit Agreement among Phillips Edison Grocery Center Operating Partnership I, L.P., Phillips Edison & Company, Inc., the lenders party thereto, and PNC Bank, National Association as administrative agent, dated July 2, 2021 | Form 8-K, filed July 2, 2021, Exhibit 10.1 |
| 10.5 | First Amendment to the Credit Agreement among Phillips Edison Grocery Center Operating Partnership I, L.P., Phillips Edison & Company, Inc., the lenders party thereto, and PNC Bank, National Association as administrative agent, dated May 20, 2022 | Form 8-K, filed May 20, 2022, Exhibit 10.1 |
| 10.6 | Loan Agreement by and among the Borrowers and Teachers Insurance and Annuity Association of America, dated October 4, 2017 | Form 10-Q, filed November 9, 2017, Exhibit 10.10 |
| 10.7 | Form of Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing | Form 10-Q, filed November 9, 2017, Exhibit 10.11 |
| 10.8 | Phillips Edison & Company, Inc. 2020 Omnibus Incentive Plan* | Schedule 14A, filed April 7, 2020, Appendix A |
| 10.9 | First Amendment to Phillips Edison & Company, Inc. 2020 Omnibus Incentive Plan * | Schedule 14A, filed April 9, 2021, Appendix A |
| 10.10 | Amended and Restated 2010 Independent Director Stock Plan* | Form S-11/A, filed August 11, 2010, Exhibit 10.3 |
| 10.11 | Amended and Restated 2010 Long-Term Incentive Plan* | Form 10-Q, filed November 9, 2017, Exhibit 10.14 |
| 10.12 | Phillips Edison and Company, Inc. Amended & Restated Executive Severance and Change in Control Plan dated March 11, 2020* | Form S-11/A, filed July 7, 2021, Exhibit 10.19 |
| 10.13 | Equity Vesting Agreement with Devin Murphy dated October 2, 2017* | Form 10-Q, filed November 9, 2017, Exhibit 10.15 |
| 10.14 | Participation Agreement for Jeffrey Edison dated October 4, 2017* | Form 10-Q, filed November 9, 2017, Exhibit 10.16 |
| 10.15 | Participation Agreement for Devin Murphy dated October 4, 2017* | Form 10-Q, filed November 9, 2017, Exhibit 10.17 |
| 10.16 | Participation Agreement for Robert Myers dated October 4, 2017* | Form 10-Q, filed November 9, 2017, Exhibit 10.18 |
| 10.17 | Participation Agreement for Tanya Brady dated March 12, 2019* | Form 10-K, filed March 13, 2019, Exhibit 10.23 |
| 10.18 | Participation Agreement for John Caulfield dated August 7, 2019* | Form 10-Q, filed August 12, 2019, Exhibit 10.1 |
| 10.19 | Participation Agreement for Joe Schlosser dated March 3, 2025* | Form 10-Q, filed April 25, 2025, Exhibit 10.5 |
| 10.20 | 2019 Performance LTIP Unit Award Agreement for Jeffrey S. Edison, dated March 12, 2019* | Form 10-K, filed March 13, 2019, Exhibit 10.26 |
| 10.21 | Amendment to 2019 Performance LTIP Unit Award Agreement for Jeffrey S. Edison, dated March 11, 2020* | Form 10-K, filed March 12, 2020, Exhibit 10.22 |
| 10.22 | 2019 Performance LTIP Unit Award Agreement for Devin I. Murphy, dated March 12, 2019* | Form 10-K, filed March 13, 2019, Exhibit 10.27 |
| 10.23 | Amendment to 2019 Performance LTIP Unit Award Agreement for Devin I. Murphy, dated March 11, 2020* | Form 10-K, filed March 12, 2020, Exhibit 10.24 |
| 10.24 | Form of LTIP Listing Equity Grant* | Form S-11/A, filed July 7, 2021, Exhibit 10.32 |
| 10.25 | Form of LTIP Listing Equity Grant (Murphy)* | Form S-11/A, filed July 7, 2021, Exhibit 10.33 |
| 10.26 | Form of RSU Listing Equity Grant* | Form S-11/A, filed July 7, 2021, Exhibit 10.34 |
| 10.27 | Form of Restricted Stock Listing Equity Grant* | Form S-11/A, filed July 7, 2021, Exhibit 10.35 |
| 10.28 | Form of Performance LTIP Unit Award Agreement (2022)* | Form 8-K, filed March 4, 2022, Exhibit 10.1 |
| 10.29 | Form of Performance LTIP Unit Award Agreement (2022 - Murphy)* | Form 8-K, filed March 4, 2022, Exhibit 10.2 |
| 10.30 | Form of Time-Based LTIP Unit Award Agreement (2022)* | Form 8-K, filed March 4, 2022, Exhibit 10.3 |
| 10.31 | Form of Time-Based LTIP Unit Award Agreement (2022 - Murphy)* | Form 8-K, filed March 4, 2022, Exhibit 10.4 |
| 10.32 | Second Amended and Restated Credit Agreement, dated as of July 31, 2023, among Phillips Edison Grocery Center Operating Partnership I, L.P., Phillips Edison & Company, Inc., the lenders party thereto, and Bank of America, N.A., as administrative agent | Form 10-Q, filed August 2, 2023, Exhibit 10.1 |

| Ex. | Description | Reference |
|---|---|---|
| 10.33 | Amended and Restated Credit Agreement, dated as of July 31, 2023, among Phillips Edison Grocery Center Operating Partnership I, L.P., Phillips Edison & Company, Inc., the lenders party thereto and Capital One, National Association, as administrative agent | Form 10-Q, filed August 2, 2023, Exhibit 10.2 |
| 10.34 | Amended and Restated Credit Agreement, dated as of July 31, 2023, among Phillips Edison Grocery Center Operating Partnership I, L.P., Phillips Edison & Company, Inc., the lenders party thereto and KeyBank National Association, as administrative agent | Form 10-Q, filed August 2, 2023, Exhibit 10.3 |
| 10.35 | Form of Time-Based LTIP Unit Award Agreement (Directors)* | Form 10-Q, filed July 26, 2024, Exhibit 10.1 |
| 10.36 | Second Amendment to Credit Agreement among Phillips Edison Grocery Center Operating Partnership I, L.P., Phillips Edison & Company, Inc., the lenders party thereto and PNC Bank, National Association, as administrative agent, dated January 9, 2025 | Form 8-K, filed January 10, 2025, Exhibit 10.1 |
| 10.37 | First Amendment to Second Amended and Restated Credit Agreement among Phillips Edison Grocery Center Operating Partnership I, L.P., Phillips Edison & Company, Inc., the lenders party thereto and Bank of America, N.A., as administrative agent, dated February 4, 2025 | Form 8-K, filed February 7, 2025, Exhibit 10.1 |
| 10.38 | First Amendment to Amended and Restated Credit Agreement among Phillips Edison Grocery Center Operating Partnership I, L.P., Phillips Edison & Company, Inc., the lenders party thereto and KeyBank National Association, as administrative agent, dated February 4, 2025 | Form 8-K, filed February 7, 2025, Exhibit 10.2 |
| 10.39 | First Amendment to Amended and Restated Credit Agreement among Phillips Edison Grocery Center Operating Partnership I, L.P., Phillips Edison & Company, Inc., the lenders party thereto and Capital One, National Association, as administrative agent, dated February 4, 2025 | Form 8-K, filed February 7, 2025, Exhibit 10.3 |
| 10.40 | Third Amendment to Credit Agreement among Phillips Edison Grocery Center Operating Partnership I, L.P., Phillips Edison & Company, Inc., the lenders party thereto and PNC Bank, National Association, as administrative agent, dated August 29, 2025 | Form 8-K, filed September 2, 2025, Exhibit 10.1 |
| 19 | Insider Trading Policy | Form 10-K, filed February 11, 2025, Exhibit 19 |
| 21.1 | Subsidiaries of the Company** | |
| 22.1 | List of Issuers of Guaranteed Securities** | |
| 23.1 | Consent of Deloitte & Touche LLP** | |
| 31.1 | Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002** | |
| 31.2 | Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002** | |
| 32.1 | Certification of Principal Executive Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002*** | |
| 32.2 | Certification of Principal Financial Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002*** | |
| 97 | Phillips Edison & Company, Inc. Policy for Recovery of Erroneously Awarded Compensation | Form 10-K, filed February 12, 2024, Exhibit 97 |
| 101.1 | The following information from the Company's annual report on Form 10-K for the year ended December 31, 2025, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations and Comprehensive Income; (iii) Consolidated Statements of Equity; and (iv) Consolidated Statements of Cash Flows | |
| 101.INS | Inline XBRL Instance Document | |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document | |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document | |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document | |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document | |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document | |

| Ex. | Description | Reference |
| --- | --- | --- |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) | |

* Management Contract or Compensatory Plan

** Filed herewith

*** Furnished herewith

## ITEM 16. FORM 10-K SUMMARY

Not applicable.

\*    All schedules other than the one listed in the index have been omitted as the required information is either not applicable or the information is already presented in the consolidated financial statements or the related notes.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the shareholders and the Board of Directors of Phillips Edison & Company, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of Phillips Edison & Company, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

**Allocation of Purchase Price for Investment in Real Estate Assets — *Refer to Notes 2 and 4 to the financial statements***

*Critical Audit Matter Description*

During the year ended December 31, 2025, the Company acquired thirteen shopping centers, an outparcel and land for future development for an aggregate purchase price of $360 million. The Company accounted for the acquisitions as asset acquisitions. Accordingly, the purchase price paid for assets acquired and liabilities assumed was allocated, based on their relative fair values, to building and building improvements, land and land improvements, furniture, fixtures, and equipment, in-place leases, and other intangible assets and assumed liabilities. Estimates of fair values were based upon assumptions that the Company believes are similar to those used by independent appraisers. Valuation assumptions utilized include comparable sales transactions, costs to replace certain assets, market rents, discount rates, and terminal capitalization rates.

We identified the acquisitions as a critical audit matter because of the significant estimates management makes to determine the fair values of assets acquired and liabilities assumed. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management's assumptions.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to allocation of purchase price for investment in real estate assets included the following, among others:

- We tested the effectiveness of controls over the purchase price allocation, including management's controls over the identification of real estate assets, and the valuation methodology for estimating the fair value of assets acquired and liabilities assumed.

- For each acquisition:

  ◦ We obtained and evaluated the third-party purchase price allocation report, along with relevant supporting documentation, such as the executed purchase and sale agreement, property condition assessment, executed closing statement, and recorded journal entry in order to corroborate our understanding of the substance of the acquisition obtained through inquiry with the Company's management, as well as assess the completeness of the assets acquired and liabilities assumed as part of the acquisition.

- ◦ We tested the fair value estimates allocated to the assets acquired and liabilities assumed by comparing the estimates to average historical allocations determined by the Company to identify outliers for further investigation.
- With the assistance of our fair value specialists, for those acquisitions that we deemed to possess additional characteristics of additional audit interest, we:
  - ◦ Evaluated the reasonableness of the valuation and allocation methodology and related inputs, including comparable sales transactions, costs to replace certain assets, market rents, discount rates, and terminal capitalization rates.
  - ◦ Tested the mathematical accuracy of the calculations and compared the key inputs used in the projections to external market sources.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
February 10, 2026

We have served as the Company's auditor since 2009.

**PHILLIPS EDISON & COMPANY, INC.**
**CONSOLIDATED BALANCE SHEETS**
**AS OF DECEMBER 31, 2025 AND 2024**
**(In thousands, except per share amounts)**

| | | 2025 | | 2024 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Investment in real estate: | | | | |
|    Land and improvements | $ | 1,963,735 | $ | 1,867,227 |
|    Building and improvements | | 4,305,174 | | 4,085,713 |
|    In-place lease assets | | 538,324 | | 523,209 |
|    Above-market lease assets | | 77,551 | | 76,359 |
|    Total investment in real estate assets | | 6,884,784 | | 6,552,508 |
|    Accumulated depreciation and amortization | | (1,957,569) | | (1,771,052) |
|    Net investment in real estate assets | | 4,927,215 | | 4,781,456 |
|    Investment in unconsolidated joint ventures | | 42,561 | | 31,724 |
| Total investment in real estate assets, net | | 4,969,776 | | 4,813,180 |
| Cash and cash equivalents | | 3,544 | | 4,881 |
| Restricted cash | | 39,768 | | 3,768 |
| Goodwill | | 29,066 | | 29,066 |
| Other assets, net | | 244,284 | | 195,328 |
| Total assets | $ | 5,286,438 | $ | 5,046,223 |
| **LIABILITIES AND EQUITY** | | | | |
| Liabilities: | | | | |
|    Debt obligations, net | $ | 2,375,328 | $ | 2,109,543 |
|    Below-market lease liabilities, net | | 118,356 | | 116,096 |
|    Accounts payable and other liabilities | | 180,332 | | 163,692 |
|    Deferred income | | 23,044 | | 22,907 |
| Total liabilities | | 2,697,060 | | 2,412,238 |
| Commitments and contingencies (see Note 11) | | — | | — |
| Equity: | | | | |
|    Preferred stock, $0.01 par value per share, 10,000 shares authorized, zero shares issued and outstanding at December 31, 2025 and 2024 | | — | | — |
|    Common stock, $0.01 par value per share, 1,000,000 shares authorized, 125,788 and 125,120 shares issued and outstanding at December 31, 2025 and 2024, respectively | | 1,258 | | 1,251 |
|    Additional paid-in capital ("APIC") | | 3,664,205 | | 3,646,801 |
|    Accumulated other comprehensive income ("AOCI") | | 358 | | 4,305 |
|    Accumulated deficit | | (1,379,252) | | (1,332,435) |
| Total stockholders' equity | | 2,286,569 | | 2,319,922 |
| Noncontrolling interests | | 302,809 | | 314,063 |
| Total equity | | 2,589,378 | | 2,633,985 |
| Total liabilities and equity | $ | 5,286,438 | $ | 5,046,223 |

*See notes to consolidated financial statements.*

**PHILLIPS EDISON & COMPANY, INC.**
**CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME**
**FOR THE YEARS ENDED DECEMBER 31, 2025, 2024, AND 2023**
**(In thousands, except per share amounts)**

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| **Revenues:** | | | |
| Rental income | $ 709,186 | $ 647,589 | $ 597,501 |
| Fees and management income | 12,751 | 10,731 | 9,646 |
| Other property income | 4,657 | 3,072 | 2,977 |
| Total revenues | 726,594 | 661,392 | 610,124 |
| **Operating Expenses:** | | | |
| Property operating | 123,649 | 112,633 | 102,303 |
| Real estate taxes | 86,087 | 77,684 | 72,816 |
| General and administrative | 51,638 | 45,611 | 44,366 |
| Depreciation and amortization | 266,374 | 253,016 | 236,443 |
| Total operating expenses | 527,748 | 488,944 | 455,928 |
| **Other:** | | | |
| Interest expense, net | (110,338) | (96,990) | (84,232) |
| Gain (loss) on disposal of property, net | 38,790 | (30) | 1,110 |
| Other expense, net | (4,330) | (5,732) | (7,312) |
| Net income | 122,968 | 69,696 | 63,762 |
| Net income attributable to noncontrolling interests | (11,665) | (7,011) | (6,914) |
| Net income attributable to stockholders | $ 111,303 | $ 62,685 | $ 56,848 |
| **Earnings per share of common stock:** | | | |
| Net income per share attributable to stockholders - basic and diluted (see Note 14) | $ 0.89 | $ 0.51 | $ 0.48 |
| | | | |
| **Comprehensive income:** | | | |
| Net income | $ 122,968 | $ 69,696 | $ 63,762 |
| Other comprehensive loss: | | | |
| Change in unrealized value on interest rate swaps | (4,359) | (6,961) | (11,816) |
| Comprehensive income | 118,609 | 62,735 | 51,946 |
| Net income attributable to noncontrolling interests | (11,665) | (7,011) | (6,914) |
| Change in unrealized value on interest rate swaps attributable to noncontrolling interests | 409 | 701 | 1,265 |
| Reallocation of comprehensive income upon conversion of noncontrolling interests | 3 | 42 | 71 |
| Comprehensive income attributable to stockholders | $ 107,356 | $ 56,467 | $ 46,368 |

*See notes to consolidated financial statements.*

**PHILLIPS EDISON & COMPANY, INC.**
**CONSOLIDATED STATEMENTS OF EQUITY**
**FOR THE YEARS ENDED DECEMBER 31, 2025, 2024, AND 2023**
**(In thousands, except per share amounts)**

| | Common Stock | | APIC | AOCI | Accumulated Deficit | Total Stockholders' Equity | Noncontrolling Interests | Total Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | | |
| Balance at January 1, 2023 | 117,126 | $ 1,171 | $ 3,383,978 | $ 21,003 | $ (1,169,665) | $ 2,236,487 | $ 360,946 | $ 2,597,433 |
| Issuance of common stock | 4,170 | 42 | 150,793 | — | — | 150,835 | — | 150,835 |
| Offering costs, discounts, and commissions | — | — | (1,939) | — | — | (1,939) | — | (1,939) |
| Change in unrealized value on interest rate swaps | — | — | — | (10,551) | — | (10,551) | (1,265) | (11,816) |
| Common distributions declared, $1.1364 per share | — | — | — | — | (135,456) | (135,456) | — | (135,456) |
| Distributions to noncontrolling interests | — | — | — | — | — | — | (16,334) | (16,334) |
| Share-based compensation | 211 | 2 | 1,164 | — | — | 1,166 | 5,700 | 6,866 |
| Conversion of noncontrolling interests | 517 | 5 | 12,842 | 71 | — | 12,918 | (12,918) | — |
| Net income | — | — | — | — | 56,848 | 56,848 | 6,914 | 63,762 |
| Balance at December 31, 2023 | 122,024 | 1,220 | 3,546,838 | 10,523 | (1,248,273) | 2,310,308 | 343,043 | 2,653,351 |
| Issuance of common stock | 1,903 | 19 | 72,826 | — | — | 72,845 | — | 72,845 |
| Offering costs, discounts, and commissions | — | — | (929) | — | — | (929) | — | (929) |
| Change in unrealized value on interest rate swaps | — | — | — | (6,260) | — | (6,260) | (701) | (6,961) |
| Common distributions declared, $1.19 per share | — | — | — | — | (146,847) | (146,847) | — | (146,847) |
| Distributions to noncontrolling interests | — | — | — | — | — | — | (16,867) | (16,867) |
| Share-based compensation | 140 | 2 | 2,694 | — | — | 2,696 | 7,001 | 9,697 |
| Conversion of noncontrolling interests | 1,053 | 10 | 25,372 | 42 | — | 25,424 | (25,424) | — |
| Net income | — | — | — | — | 62,685 | 62,685 | 7,011 | 69,696 |
| Balance at December 31, 2024 | 125,120 | 1,251 | 3,646,801 | 4,305 | (1,332,435) | 2,319,922 | 314,063 | 2,633,985 |
| Change in unrealized value on interest rate swaps | — | — | — | (3,950) | — | (3,950) | (409) | (4,359) |
| Common distributions declared, $1.2532 per share | — | — | — | — | (158,120) | (158,120) | — | (158,120) |
| Distributions to noncontrolling interests | — | — | — | — | — | — | (16,777) | (16,777) |
| Share-based compensation | 89 | 1 | 3,613 | — | — | 3,614 | 8,067 | 11,681 |
| Conversion of noncontrolling interests | 579 | 6 | 13,791 | 3 | — | 13,800 | (13,800) | — |
| Net income | — | — | — | — | 111,303 | 111,303 | 11,665 | 122,968 |
| Balance at December 31, 2025 | 125,788 | $ 1,258 | $ 3,664,205 | $ 358 | $ (1,379,252) | $ 2,286,569 | $ 302,809 | $ 2,589,378 |

*See notes to consolidated financial statements.*

**PHILLIPS EDISON & COMPANY, INC.**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**FOR THE YEARS ENDED DECEMBER 31, 2025, 2024, AND 2023**
**(In thousands)**

| | 2025 | 2024 | 2023 |
|---|---:|---:|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | | |
| Net income | $ 122,968 | $ 69,696 | $ 63,762 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization of real estate assets | 264,834 | 251,250 | 234,260 |
| Depreciation and amortization of corporate assets | 1,540 | 1,766 | 2,183 |
| Net amortization of above- and below-market leases | (8,643) | (6,587) | (5,178) |
| Amortization of deferred financing expenses | 4,886 | 4,474 | 4,237 |
| Amortization of debt and derivative adjustments | 2,428 | 3,184 | 2,884 |
| Loss on extinguishment or modification of debt, net | 90 | 1,290 | 368 |
| (Gain) loss on disposal of property, net | (38,790) | 30 | (1,110) |
| Impairment of investment in third parties | — | — | 3,000 |
| Straight-line rent, net | (10,692) | (9,650) | (10,145) |
| Share-based compensation | 11,681 | 9,697 | 6,866 |
| Return on investment in unconsolidated joint ventures | 772 | 348 | 271 |
| Other | (243) | (529) | (1,018) |
| Changes in operating assets and liabilities: | | | |
| Other assets, net | (17,508) | (16,623) | (11,524) |
| Accounts payable and other liabilities | 14,826 | 26,364 | 2,112 |
| Net cash provided by operating activities | 348,149 | 334,710 | 290,968 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | | |
| Real estate acquisitions, net | (360,211) | (296,268) | (270,262) |
| Capital expenditures | (136,144) | (95,084) | (95,262) |
| Proceeds (payments) from sale of real estate, net | 121,655 | (17) | 7,208 |
| Investment in unconsolidated joint ventures | (13,699) | (8,371) | — |
| Return of investment in unconsolidated joint ventures | 1,868 | 1,791 | 1,969 |
| Investment in marketable securities | (8,312) | (4,081) | — |
| Proceeds from sale of marketable securities | 133 | 5,848 | 400 |
| Insurance proceeds for property damage claims | 2,420 | 3,238 | 2,561 |
| Net cash used in investing activities | (392,290) | (392,944) | (353,386) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | |
| Proceeds from the issuance of common stock | — | 74,545 | 149,135 |
| Payment of offering costs | — | (929) | (1,939) |
| Proceeds from revolving credit facility | 747,000 | 474,000 | 503,000 |
| Payments on revolving credit facility | (695,000) | (615,000) | (401,000) |
| Proceeds from notes and loans payable, net | 346,297 | 683,047 | 58,000 |
| Payments on mortgages and loans payable | (145,584) | (408,466) | (101,504) |
| Distributions paid | (157,275) | (134,018) | (135,749) |
| Distributions to noncontrolling interests | (16,634) | (15,174) | (15,996) |
| Net cash provided by financing activities | 78,804 | 58,005 | 53,947 |
| NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH | 34,663 | (229) | (8,471) |
| **CASH, CASH EQUIVALENTS, AND RESTRICTED CASH:** | | | |
| Beginning of year | 8,649 | 8,878 | 17,349 |
| End of year | $ 43,312 | $ 8,649 | $ 8,878 |
| | | | |
| **RECONCILIATION TO CONSOLIDATED BALANCE SHEETS:** | | | |
| Cash and cash equivalents | $ 3,544 | $ 4,881 | $ 4,872 |
| Restricted cash | 39,768 | 3,768 | 4,006 |
| Cash, cash equivalents, and restricted cash at end of year | $ 43,312 | $ 8,649 | $ 8,878 |

**PHILLIPS EDISON & COMPANY, INC.**
**CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)**
**FOR THE YEARS ENDED DECEMBER 31, 2025, 2024, AND 2023**
**(In thousands)**

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:** | | | |
| Cash paid for interest | $ 97,685 | $ 75,042 | $ 76,479 |
| Cash paid for income taxes, net | 1,606 | 922 | 689 |
| **SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITIES:** | | | |
| Right-of-use ("ROU") assets obtained in exchange for new lease liabilities | 1,089 | 57 | 887 |
| Secured loan receivable | 17,395 | — | — |
| Accrued capital expenditures | 13,363 | 15,934 | 9,892 |
| Assumed other liabilities | — | 225 | — |
| Receivable from issuance of common stock | — | (1,700) | 1,700 |
| Assumed debt obligations, net | — | — | 9,614 |
| Assumed below-market debt | — | — | 444 |
| Change in distributions payable | 845 | 12,829 | (293) |
| Change in distributions payable - noncontrolling interests | 143 | 1,693 | 338 |

*See notes to consolidated financial statements.*

# Phillips Edison & Company, Inc.
## Notes to Consolidated Financial Statements

## 1. ORGANIZATION

Phillips Edison & Company, Inc. ("we," the "Company," "PECO," "our," or "us") was formed as a Maryland corporation in October 2009. Substantially all of our business is conducted through Phillips Edison Grocery Center Operating Partnership I, L.P. (the "Operating Partnership"), a Delaware limited partnership formed in December 2009. We are a limited partner of the Operating Partnership, and our wholly-owned subsidiary, Phillips Edison Grocery Center OP GP I LLC, is the sole general partner of the Operating Partnership.

We are a real estate investment trust ("REIT") that invests primarily in omni-channel grocery-anchored neighborhood and community shopping centers that have a mix of creditworthy national, regional, and local retailers that sell necessity-based goods and services in strong demographic markets throughout the United States. In addition to managing our own shopping centers, our third-party investment management business provides comprehensive real estate and asset management services to three unconsolidated institutional joint ventures, in which we have partial ownership interests, and one private fund (collectively, the "Managed Funds").

As of December 31, 2025, we wholly-owned 297 real estate properties. Additionally, we owned a 14% interest in Grocery Retail Partners I LLC ("GRP I"), which owned 20 properties, a 20% interest in Necessity Retail Venture LLC ("NRV"), which owned four properties, and a 31% interest in Neighborhood Grocery Catalyst Fund LLC ("NGCF"), which owned three properties.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Set forth below is a summary of the significant accounting estimates and policies that management believes are important to the preparation of our consolidated financial statements. Certain of our accounting estimates are particularly important for an understanding of our financial position and results of operations and require the application of significant judgment by management. For example, significant estimates and assumptions have been made with respect to the useful lives of assets; remaining hold periods of assets; recoverable amounts of receivables; initial valuations of tangible and intangible assets and liabilities, including goodwill, and related amortization periods of deferred costs and intangibles, particularly with respect to property acquisitions; the valuation and nature of derivatives and their effectiveness as hedges; valuations of contingent consideration; and other fair value measurement assessments required for the preparation of the consolidated financial statements. As a result, these estimates are subject to a degree of uncertainty.

**Basis of Presentation and Principles of Consolidation**—The accompanying consolidated financial statements include our accounts and the accounts of the Operating Partnership and its wholly-owned subsidiaries (over which we exercise financial and operating control). The financial statements of the Operating Partnership are prepared using accounting policies consistent with our accounting policies. All intercompany balances and transactions are eliminated upon consolidation.

**Use of Estimates**—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

**Partially-Owned Entities**—If we determine that we are an owner in a variable-interest entity ("VIE"), and we hold a controlling financial interest, then we will consolidate the entity as the primary beneficiary. For a partially-owned entity determined not to be a VIE, we analyze rights held by each partner to determine which would be the consolidating party. We will generally consolidate entities (in the absence of other factors when determining control) when we have over a 50% ownership interest in the entity. We will assess our interests in VIEs on an ongoing basis to determine whether or not we are the primary beneficiary. However, we will also evaluate who controls the entity even in circumstances in which we have greater than a 50% ownership interest. If we do not control the entity due to the lack of decision-making abilities, we will not consolidate the entity. We have determined that the Operating Partnership is considered a VIE. We are the primary beneficiary of the VIE, and our partnership interest is considered a majority voting interest. As such, we have consolidated the Operating Partnership and its wholly-owned subsidiaries. Further, as we hold a majority voting interest in the Operating Partnership, we qualify for the exemption from providing certain of the disclosure requirements associated with VIEs.

Additionally, a Section 1031 like-kind exchange ("Section 1031 Exchange") pursuant to the Internal Revenue Code of 1986, as amended (the "IRC") entails selling one property and reinvesting the proceeds in one or more properties that are similar in nature, character, or class within 180 days. A reverse Section 1031 Exchange occurs when one or more properties is purchased prior to selling one property to be matched in the like-kind exchange, during which time legal title to the purchased property is held by an intermediary. Because we retain essentially all of the legal and economic benefits and obligations related to the acquisition, we consider the purchased property in a reverse Section 1031 Exchange to be a VIE, and therefore, we will consolidate the entity as the primary beneficiary in these instances.

**Noncontrolling Interests**—Noncontrolling interests represent the portion of equity that we do not own in the entities we consolidate. We classify noncontrolling interests within permanent equity on our consolidated balance sheets. The amounts of consolidated net earnings attributable to us and to the noncontrolling interests are presented separately on our consolidated statements of operations and comprehensive income ("consolidated statements of operations"). For additional information regarding noncontrolling interests, refer to Note 12.

**Cash and Cash Equivalents**—We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value and may consist of investments in money market accounts and money market funds. From time to time, the cash and cash equivalent balances at one or more of our financial institutions may exceed the Federal Depository Insurance Corporation coverage.

**Restricted Cash**—Restricted cash primarily consists of cash restricted for the purpose of facilitating a Section 1031 Exchange, escrowed tenant improvement funds, real estate taxes, capital improvement funds, insurance premiums, and other amounts required to be escrowed pursuant to loan agreements. During 2025, we sold three properties as part of facilitating a Section 1031 Exchange that remained open at the end of the year. During 2024, we did not sell any properties as part of facilitating a Section 1031 Exchange that remained open at the end of the year.

**Investment in Property and Lease Intangibles**—We apply Accounting Standards Codification ("ASC") Topic 805: *Business Combinations* ("ASC 805") when evaluating any purchases of real estate. Under this guidance, our real estate acquisition activity is not generally considered a business combination and is instead classified as an asset acquisition. As a result, most acquisition-related costs are capitalized and amortized over the life of the related assets, and there is no recognition of goodwill. None of our real estate acquisitions in 2025 and 2024 met the definition of a business; therefore, we accounted for all as asset acquisitions.

Real estate assets are stated at cost less accumulated depreciation. The majority of acquisition-related costs are capitalized and allocated to the various classes of assets acquired. These costs are then depreciated over the estimated useful lives associated with the assets acquired. Depreciation is computed using the straight-line method. The estimated useful lives for computing depreciation are generally not to exceed 5-7 years for furniture, fixtures, and equipment, 15 years for land improvements, and 30-50 years for buildings and building improvements. Tenant improvements are amortized over the shorter of the respective lease term or the expected useful life of the asset. Major replacements that extend the useful lives of the assets are capitalized, and maintenance and repair costs are expensed as incurred.

We assess the acquisition-date fair values of all tangible assets, identifiable intangibles, and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis, sales comparison approach, and replacement cost approach) that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.

The fair values of buildings and improvements are determined on an as-if-vacant basis. The estimated fair value of acquired in-place leases is the cost we would have incurred to lease the properties to the occupancy level of the properties at the date of acquisition. Such estimates include leasing commissions, legal costs, and other direct costs that would be incurred to lease the properties to such occupancy levels. Additionally, we evaluate the time period over which such occupancy levels would be achieved. Such evaluation includes an estimate of the net market-based rental revenues and net operating costs (primarily consisting of real estate taxes, insurance, and utilities) that would be incurred during the lease-up period. Acquired in-place leases as of the date of acquisition are amortized over the remaining lease terms.

Acquired above- and below-market lease values are recorded based on the present value (using discount rates that reflect the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management's estimate of the market lease rates for the corresponding in-place leases. The capitalized above- and below-market lease values are amortized as adjustments to rental income over the remaining terms of the respective leases. We also consider fixed-rate renewal options in our calculation of the fair value of below-market leases and the periods over which such leases are amortized. If a tenant has a unilateral option to renew a below-market lease and we determine that the tenant has a financial incentive to exercise such option, we include such option in the calculation of the fair value of such lease and the period over which the lease is amortized.

We estimate the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses, and estimates of lost rentals at market rates during the expected lease-up periods.

We estimate the fair value of assumed loans payable based upon indications of then-current market pricing for similar types of debt with similar maturities. Assumed loans payable are initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the loan's outstanding principal balance is amortized over the life of the loan as an adjustment to interest expense. Our accumulated amortization of above- and below-market debt was $2.6 million and $3.1 million as of December 31, 2025 and 2024, respectively.

Real estate assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the individual property may not be recoverable. In such an event, a comparison will be made of the projected operating cash flows of each property on an undiscounted basis to the carrying amount of such property. If deemed unrecoverable on an undiscounted basis, such carrying amount would be adjusted, if necessary, to estimated fair values to reflect impairment in the value of the asset. For additional information regarding real estate asset impairments, refer to our fair value measurement accounting policy below.

**Goodwill and Other Intangibles**—In the case of an acquisition of a business, after identifying all tangible and intangible assets and liabilities, the excess consideration paid over the fair value of the assets and liabilities acquired represents goodwill. We allocate goodwill to the respective reporting units in which such goodwill arises. We evaluate goodwill for impairment when an event occurs or circumstances change that indicate the carrying value may not be recoverable, or at least annually. Our annual testing date is November 30.

The goodwill impairment evaluation is completed using either a qualitative or quantitative approach. Under a qualitative approach, the impairment review for goodwill consists of an assessment of whether it is more-likely-than-not that the reporting unit's fair value is less than its carrying value, including goodwill. If a qualitative approach indicates it is more likely-than-not that the estimated carrying value of a reporting unit (including goodwill) exceeds its fair value, or if we choose to bypass the qualitative approach for any reporting unit, we perform the quantitative approach described below.

When we perform a quantitative test of goodwill for impairment, we compare the carrying value of a reporting unit with its fair value. If the fair value of the reporting unit exceeds its carrying amount, we do not consider goodwill to be impaired and no further analysis would be required. If the fair value is determined to be less than its carrying value, the amount of goodwill impairment equals the amount by which the reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill.

If impairment indicators arise with respect to non-real estate intangible assets with finite useful lives, we evaluate impairment by comparing the carrying amount of the asset to the estimated future undiscounted cash flows expected to be generated by the asset. If estimated future undiscounted cash flows are less than the carrying amount of the asset, then we estimate the fair value of the asset and compare the estimated fair value to the intangible asset's carrying value. We recognize the shortfall from carrying value as an impairment loss in the current period.

Estimates of fair value used in our evaluation of goodwill and intangible assets are based upon discounted future cash flow projections, relevant competitor multiples, or other acceptable valuation techniques. These techniques are based, in turn, upon all available evidence including level three inputs (see fair value measurement policy below), such as revenue and expense growth rates, estimates of future cash flows, capitalization rates, discount rates, general economic conditions and trends, or other available market data. Our ability to accurately predict future operating results and cash flows and to estimate and determine fair values impacts the timing and recognition of impairments. While we believe our assumptions are reasonable, changes in these assumptions may have a material impact on our financial results. Based on the results of our analysis, we concluded that goodwill was not impaired for the years ended December 31, 2025 and 2024.

**Held for Sale Assets**—We consider assets to be held for sale when management believes that a sale is probable within a year. This generally occurs when a sales contract is executed with no substantive contingencies, and the prospective buyer has significant funds at risk. Assets that are classified as held for sale are recorded at the lower of their carrying amount or fair value less cost to sell. As of December 31, 2025 and 2024, there were no properties classified as held for sale.

**Deferred Financing Expenses**—Deferred financing expenses are capitalized and amortized on a straight-line basis over the term of the related financing arrangement, which approximates the effective interest method. Deferred financing expenses related to our term loan facilities and mortgages are in Debt Obligations, Net, while deferred financing expenses related to our revolving credit facility are in Other Assets, Net, on our consolidated balance sheets. The accumulated amortization of deferred financing expenses in Debt Obligations, Net was $14.6 million and $13.8 million as of December 31, 2025 and 2024, respectively.

**Fair Value Measurement**—ASC Topic 820, *Fair Value Measurement* ("ASC 820") defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement. Fair value is defined by ASC 820 as the price that would be received at sale for an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

> Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

> Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

> Level 3—Unobservable inputs, only used to the extent that observable inputs are not available, reflect our assumptions about the pricing of an asset or liability.

Considerable judgment is necessary to develop estimated fair values of financial and non-financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts we did or could actually realize upon disposition of the financial assets and liabilities previously sold or currently held.

On a quarterly basis, we employ a multi-step approach to assess our real estate assets for possible impairment and record any impairment charges identified. The first step is the identification of potential triggering events, such as significant decreases in occupancy or the presence of large dark or vacant spaces. If we observe any of these indicators for a shopping center, we then perform an additional screen test consisting of a years-to-recover analysis to determine if we will recover the net book value of the property over its remaining economic life based upon net operating income ("NOI") as forecasted for the current year. In the event that the results of this first step indicate a triggering event for a center, we proceed to the second step, utilizing an undiscounted cash flow model for the center to identify potential impairment. If the undiscounted cash flows are less than the net book value of the center as of the balance sheet date, we record an impairment charge based on the fair value determined in the third step. In performing the third step, we utilize market data such as capitalization rates and sales price per square foot on comparable recent real estate transactions to estimate the fair value of the real estate assets. We also utilize expected net sales proceeds to estimate the fair value of any centers that are actively being marketed for sale.

In addition to these procedures, we also review undeveloped or unimproved land parcels that we own for evidence of impairment and record any impairment charges as necessary. Primary impairment triggers for these land parcels are changes to our plans or intentions with regards to such properties, or planned dispositions at prices that are less than the current carrying values.

**Investments in Unconsolidated Joint Ventures**—We account for our investments in unconsolidated joint ventures using the equity method of accounting as we exercise significant influence over, but do not control, these entities. These investments were initially recorded at cost and are subsequently adjusted for contributions made to and distributions received from the joint ventures. Earnings or losses from our investments are recognized in accordance with the terms of the applicable joint venture agreements, generally through a pro rata allocation. Under a pro rata allocation, net income or loss is allocated between the partners in the joint ventures based on their respective stated ownership percentages.

We utilize the cumulative-earnings approach for purposes of determining whether distributions should be classified as either a return on investment, which would be included in operating activities, or a return of investment, which would be included in investing activities on the consolidated statements of cash flows. Under this approach, distributions are presumed to be returns on investment unless cumulative returns on investment exceed our cumulative equity in earnings. When such an excess occurs, the current-period distribution up to this excess is considered a return of investment and classified as cash flows from investing activities.

On a periodic basis, management assesses whether there are indicators, including the operating performance of the underlying real estate and general market conditions, that the value of our investments in our unconsolidated joint ventures may be impaired. An investment's value is impaired only if management's estimate of the fair value of the investment is less than its carrying value and such difference is deemed to be other-than-temporary. To the extent impairment has occurred, the loss is measured as the excess of the carrying amount of the investment over its estimated fair value.

Management's estimates of fair value are based upon a discounted cash flow model for each specific investment that includes all estimated cash inflows and outflows over a specified holding period. Where applicable, any estimated debt premiums, capitalization rates, discount rates, and credit spreads used in these models are based upon rates we believe to be within a reasonable range of current market rates.

For additional information regarding our unconsolidated joint ventures, refer to Note 6.

**Leases**—We are party to a number of lease agreements, both as a lessor as well as a lessee of various types of assets.

*Lessor*—The majority of our revenue is lease revenue derived from our real estate assets, which is accounted for under ASC Topic 842, *Leases* ("ASC 842"). We record lease and lease-related revenue as Rental Income on the consolidated statements of operations in accordance with ASC 842.

We enter into leases primarily as a lessor as part of our real estate operations, and leases represent the majority of our revenue. We lease space in our properties generally in the form of operating leases. Our leases typically provide for reimbursements from tenants for common area maintenance, insurance, and real estate tax expenses. Common area maintenance reimbursements can be fixed, with revenue earned on a straight-line basis over the term of the lease, or variable, with revenue recognized as services are performed for which we will be reimbursed.

The lease agreements frequently contain fixed-price renewal options to extend the terms of leases and other terms and conditions as negotiated. In calculating the term of our leases, we consider whether these options are reasonably certain to be exercised. Our determination involves a combination of contract-, asset-, entity-, and market-based factors and involves considerable judgment. We retain substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Currently, our tenants have no options to purchase at the end of the lease term, although in a small number of leases, a tenant, usually the anchor tenant, may have the right of first refusal to purchase one of our properties if we elect to sell the center.

We evaluate whether a lease is an operating, sales-type, or direct financing lease using the criteria established in ASC 842. Leases will be considered either sales-type or direct financing leases if any of the following criteria are met:

- if the lease transfers ownership of the underlying asset to the lessee by the end of the term;
- if the lease grants the lessee an option to purchase the underlying asset that is reasonably certain to be exercised;
- if the lease term is for the major part of the remaining economic life of the underlying asset; or
- if the present value of the sum of the lease payments and any residual value guaranteed by the lessee equals or exceeds substantially all of the fair value of the underlying asset.

We utilize substantial judgment in determining the fair value of the leased asset, the economic life of the leased asset, and the relevant borrowing rate in performing our lease classification analysis. If none of the criteria listed above are met, the lease is classified as an operating lease. Currently, all of our leases are classified as operating leases, and we expect that the majority, if not all, of our leases will continue to be classified as operating leases based upon our typical lease terms.

We commence revenue recognition on our leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. The determination of when revenue recognition under a lease begins, as well as the nature of the leased asset, is dependent upon our assessment of who is the owner, for accounting purposes, of any related tenant improvements. If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space, and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.

If we conclude that we are not the owner, for accounting purposes, of the tenant improvements (i.e., the lessee is the owner), then the leased asset is the unimproved space and any tenant allowances funded under the lease are treated as lease incentives, which reduce revenue recognized over the term of the lease. In these circumstances, we begin revenue recognition when the lessee takes possession of the unimproved space to construct their own improvements. We consider a number of different factors in evaluating whether the lessee or we are the owner of the tenant improvements for accounting purposes. These factors include:

- whether the lease stipulates how and on what a tenant improvement allowance may be spent;
- whether the tenant or landlord retains legal title to the improvements;

- the uniqueness of the improvements;
- the expected economic life of the tenant improvements relative to the length of the lease; and
- who constructs or directs the construction of the improvements.

The majority of our leases provide for fixed rental escalations, and we recognize rental income on a straight-line basis over the term of each lease in such instances. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of Other Assets, Net. Due to the impact of the straight-line adjustments, rental income generally will be greater than the cash collected in the early years and will be less than the cash collected in the later years of a lease.

Reimbursements from tenants for recoverable real estate taxes and operating expenses that are fixed per the terms of the applicable lease agreements are recorded on a straight-line basis, as described above. The majority of our lease agreements with tenants, however, provide for tenant reimbursements that are variable depending upon the applicable expenses incurred. These reimbursements are accrued as revenue in the period in which the applicable expenses are incurred. We make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to materially differ from the estimated reimbursements. Both fixed and variable tenant reimbursements are recorded as Rental Income in the consolidated statements of operations. In certain cases, the lease agreement may stipulate that a tenant make a direct payment for real estate taxes to the relevant taxing authorities. In these cases, we do not record any revenue or expense related to these tenant expenditures. Although we expect such cases to be rare, in the event that a direct-paying tenant failed to make their required payment to the taxing authorities, we would potentially be liable for such amounts, although they are not recorded as a liability in our consolidated balance sheets per the requirements of ASC 842. We have made a policy election to exclude amounts collected from customers for all sales tax and other similar taxes from the transaction price in our recognition of lease revenue. We record such taxes on a net basis in our consolidated statements of operations.

Additionally, we record an immaterial amount of variable revenue in the form of percentage rental income. Our policy for percentage rental income is to defer recognition of contingent rental income until the specified target (i.e., breakpoint) that triggers the contingent rental income is achieved.

In some instances, as part of our negotiations, we may offer lease incentives to our tenants. These incentives usually take the form of payments made to or on behalf of the tenant, and such incentives will be deducted from the lease payment and recorded on a straight-line basis over the term of the new lease.

We record lease termination income if there is a signed termination agreement, all of the conditions of the agreement have been met, collectibility is reasonably assured, and the tenant is no longer occupying the property. Upon early lease termination, we provide for losses related to unrecovered tenant-specific intangibles and other assets. We record lease termination income as Rental Income in the consolidated statements of operations.

Lease receivables are reviewed continually to determine whether or not it is probable that we will realize substantially all remaining lease payments for each of our tenants (i.e., whether a tenant is deemed to be a credit risk). Additionally, we record a general reserve based on our review of operating lease receivables at a company level to ensure they are properly valued based on analysis of historical bad debt, outstanding balances, and the current economic climate. If we determine it is not probable that we will collect substantially all of the remaining lease payments from a tenant, revenue for that tenant is recorded on a cash basis ("cash-basis tenant"), including any amounts relating to straight-line rent receivables and/or receivables for recoverable expenses. We will resume recording lease income on an accrual basis for cash-basis tenants once we believe the collection of rent for the remaining lease term is probable, which will generally be after a period of regular payments. Under ASC 842, the aforementioned adjustments as well as any reserve for disputed charges are recorded as a reduction of Rental Income on the consolidated statements of operations. As of December 31, 2025 and 2024, the reserve in accounts receivable for uncollectible amounts was $2.6 million and $2.2 million, respectively. Receivables on our consolidated balance sheets exclude amounts removed related to tenants considered to be non-creditworthy, which were $10.8 million and $11.2 million as of December 31, 2025 and 2024, respectively.

*Lessee*—We enter into leases as a lessee as part of our real estate operations in the form of ground leases of land for certain properties, and as part of our corporate operations in the form of office space and office equipment leases. Ground leases typically contain one or more options to renew for additional terms and may include options that grant us, as the lessee, the right to terminate the lease, without penalty, in advance of the full lease term. Our office space leases generally have no renewal options. Office equipment leases typically have options to extend the term for a year or less, but contain minimal termination rights. In calculating the term of our leases, we consider whether we are reasonably certain to exercise renewal and/or termination options. Our determination involves a combination of contract-, asset-, entity-, and market-based factors and involves considerable judgment.

Currently, neither our operating leases nor our finance leases have residual value guarantees or other restrictions or covenants, but a small number may contain non-lease components which have been deemed not material and are not separated from the leasing component. We evaluate whether a lease is a finance or operating lease using the criteria established in ASC 842. The criteria we use to determine whether a lease is a finance lease are the same as those we use to determine whether a lease is sales-type lease as a lessor. If none of the finance lease criteria is met, we classify the lease as an operating lease.

We record ROU assets and liabilities in the consolidated balance sheets based upon the terms and conditions of the applicable lease agreement. We use discount rates to calculate the present value of lease payments when determining lease classification and measuring our lease liability. We use the rate implicit in the lease as our discount rate unless that rate cannot be readily determined, in which case we consider various factors, including our incremental secured borrowing rate, in selecting an appropriate discount rate. This requires the application of judgment, and we consider the length of the lease as well as the length and securitization of our outstanding debt agreements in selecting an appropriate rate. Refer to Note 3 for further detail.

**Revenue Recognition**—In addition to our lease-related revenue, we also earn fee revenues by providing services to the Managed Funds. These fees are accounted for within the scope of ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606"), and are recorded as Fees and Management Income on the consolidated statements of operations. We provide services to the Managed Funds, all of which are considered related parties. These services primarily include asset acquisition and disposition services, asset management, operating and leasing of properties, construction management, and other general and administrative responsibilities. These services are currently provided under various combinations of advisory agreements, property management agreements, and other service agreements (the "Management Agreements"). The wide variety of duties within the Management Agreements makes determining the performance obligations within the contracts a matter of judgment. We have concluded that each of the separately disclosed fee types in the below table represents a separate performance obligation within the Management Agreements.

| Fee | Performance Obligation Satisfied | Form and Timing of Payment | Description |
|---|---|---|---|
| Asset Management | Over time | In cash, monthly | Because each increment of service is distinct, although substantially the same, revenue is recognized at the end of each reporting period based upon invested equity and the applicable rate. |
| Property Management | Over time | In cash, monthly | Because each increment of service is distinct, although substantially the same, revenue is recognized at the end of each reporting period based on a percentage of the properties' cash receipts. |
| Leasing Commissions | Point in time (upon close of a transaction) | In cash, upon completion | Revenue is recognized in an amount equal to the fees charged by unaffiliated persons rendering comparable services in the same geographic location. |
| Construction Management | Point in time (upon close of a project) | In cash, upon completion | Revenue is recognized in an amount equal to the fees charged by unaffiliated persons rendering comparable services in the same geographic location. |

Due to the nature of the services being provided under our Management Agreements, each performance obligation has a variable component. Therefore, when we determine the transaction price for the contracts, we are required to constrain our estimate to an amount that is not probable of significant revenue reversal. For most of these fee types, such as leasing commissions, compensation only occurs if a transaction takes place and the amount of compensation is dependent upon the terms of the transaction. For our property and asset management fees, due to the large number and broad range of possible consideration amounts, we calculate the amount earned at the end of each reporting period.

Sales or transfers to non-customers of non-financial assets or in substance non-financial assets that do not meet the definition of a business are accounted for within the scope of ASC Topic 610-20, *Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets* ("ASC 610-20"). Generally, our sales of real estate would be considered a sale of a non-financial asset as defined by ASC 610-20. Under ASC 610-20, if we determine we do not have a controlling financial interest in the entity that holds the asset and the arrangement meets the criteria to be accounted for as a contract, we would derecognize the asset and recognize a gain or loss on the sale of the real estate when control of the underlying asset transfers to the buyer. Further, we may defer a tax gain through a Section 1031 Exchange by purchasing another property within a specified time period. For additional information regarding gain on sale of assets, refer to Note 4.

**Share-Based Compensation**—We account for equity awards in accordance with ASC Topic 718, *Compensation—Stock Compensation*, which requires that all share-based payments to employees and non-employee directors be recognized in the consolidated statements of operations over the requisite service period based on their fair value. Fair value for our performance-based awards is calculated using the Monte Carlo method, which is intended to estimate the fair value of the awards using dividend yields, expected volatilities that are primarily based on available implied data and peer group companies' historical data, and post-vesting restriction periods.

Share-based compensation expense for all awards is included in General and Administrative and Property Operating in our consolidated statements of operations. For more information about our stock-based compensation program, see Note 13.

**Stock Issuance Costs**—Stock issuance costs are offset against stock issuance proceeds and capitalized as a component of APIC on the consolidated balance sheets. We had no stock issuance costs for the year ended December 31, 2025 and approximately $0.9 million and $1.9 million for the years ended December 2024 and 2023, respectively.

**Share Repurchase Program**—Shares repurchased pursuant to a share repurchase program are immediately retired upon purchase. Repurchased common stock is reflected as a reduction of stockholders' equity. Our accounting policy related to share repurchases is to reduce common stock based on the par value of the shares and to reduce capital surplus for the excess of the repurchase price over the par value. We have a share repurchase program approved by our board of directors (the "Board") of up to $250 million of common stock. The program may be suspended or discontinued at any time, and does not obligate us to repurchase any dollar amount or particular number of shares. No share repurchases have been made to date under this program.

**Segments**—Our principal business is the ownership and operation of community and neighborhood shopping centers. We do not distinguish our principal business, or group our operations, by geography or size for purposes of measuring performance. Accordingly, we have presented our results as a single operating and reportable segment. For more information about our single operating and reportable segment, see Note 17.

**Income Taxes**—We have elected to be taxed as a REIT under the IRC. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement to annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gains. We intend to continue to adhere to these requirements and to maintain our REIT status. As a REIT, we are entitled to a deduction for some or all of the distributions we pay to our stockholders. Accordingly, we are generally subject to U.S. federal income taxes on any taxable income that is not currently distributed to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income taxes and may not be able to qualify as a REIT until the fifth subsequent taxable year.

Notwithstanding our qualification as a REIT, we may be subject to certain state and local taxes on our income or properties. In addition, our consolidated financial statements include the operations of wholly-owned subsidiaries that have jointly elected to be treated as taxable REIT subsidiary ("TRS") entities and are subject to U.S. federal, state, and local income taxes at regular corporate tax rates. As a REIT, we may also be subject to certain U.S. federal excise taxes if we engage in certain types of transactions. We recognized federal, state, and local income tax expense of $1.3 million, $1.8 million, and $0.4 million for the years ended December 31, 2025, 2024, and 2023, respectively. All income tax amounts are included in Other Expense, Net on our consolidated statements of operations. For more information regarding our income taxes, see Note 10.

**Recently Adopted or Issued Accounting Pronouncements**—In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"). ASU 2023-09 updates income tax disclosures related to the rate reconciliation and requires disclosure of income taxes paid by jurisdiction. The ASU also makes several other changes to income tax disclosure requirements. The guidance is effective for fiscal years beginning after December 15, 2024. The guidance should be applied prospectively; however, retrospective application is permitted. We adopted this ASU with no significant impact on our consolidated financial statements and related disclosures as result of our REIT status.

In November 2024, the FASB issued ASU 2024-03, *Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* ("ASU 2024-03"). ASU 2024-03 requires disaggregated disclosures in the notes to the financial statements of certain categories of expenses, including purchases of inventory, employee compensation, and depreciation and amortization, that are included in expense line items within the statement of operations. This guidance is to be applied prospectively; however, retrospective application is permitted. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. We are evaluating the impact of this guidance on our disclosures.

In December 2025, the FASB issued ASU 2025-11, *Interim Reporting (Topic 270): Narrow-Scope Improvements* ("ASU 2025-11"). ASU 2025-11 clarifies the applicability of the interim reporting guidance, the types of interim reporting, and the form and content of interim financial statements in accordance with GAAP. Per the FASB, this ASU is not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements but rather provide clarity and improve navigability of the existing interim reporting requirements. This guidance is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. We are evaluating the impact of this guidance on our interim disclosures.

## 3. LEASES

**Lessor**—The majority of our leases are largely similar in that the leased asset is retail space within our properties, and the lease agreements generally contain similar provisions and features, without substantial variations. All of our leases are currently classified as operating leases. Lease income related to our operating leases was as follows for the years ended December 31, 2025, 2024, and 2023 (in thousands):

| | 2025 | | 2024 | | 2023 |
|---|---|---|---|---|---|
| Rental income related to fixed lease payments[1] | $ | 527,114 | $ | 486,328 | $ | 446,576 |
| Rental income related to variable lease payments[1][2] | | 167,211 | | 150,350 | | 138,691 |
| Straight-line rent amortization[3] | | 9,569 | | 8,552 | | 9,539 |
| Amortization of lease assets | | 8,480 | | 6,507 | | 5,126 |
| Lease buyout income | | 2,517 | | 867 | | 1,222 |
| Adjustments for collectibility[4] | | (5,705) | | (5,015) | | (3,653) |
| Total rental income | $ | 709,186 | $ | 647,589 | $ | 597,501 |

[1] Includes rental income related to lease payments before assessing for collectibility.

[2] Variable payments are primarily related to tenant recovery income.

[3] Includes revenue adjustments to straight-line rent for tenants considered non-creditworthy.

[4] Includes general reserves as well as adjustments for tenants considered non-creditworthy for which we are recording revenue on a cash basis, per ASC 842.

Approximate future fixed contractual lease payments to be received under non-cancelable operating leases in effect as of December 31, 2025, assuming no new or renegotiated leases or option extensions on lease agreements, and including the impact of rent abatements and tenants who have been moved to the cash basis of accounting for revenue recognition purposes, were as follows (in thousands):

| Year | Amount |
|---|---|
| 2026 | $ 524,958 |
| 2027 | 474,837 |
| 2028 | 401,693 |
| 2029 | 319,679 |
| 2030 | 233,872 |
| Thereafter | 642,541 |
| Total | $ 2,597,580 |

No single tenant comprised 10% or more of our aggregate annualized base rent ("ABR") as of December 31, 2025. As of December 31, 2025, our wholly-owned real estate investments in Florida and California represented 12.0% and 10.7% of our ABR, respectively. As a result, the geographic concentration of our portfolio makes it particularly susceptible to adverse natural or economic events in the Florida (see "Hurricanes Helene and Milton" in Note 4) and California real estate markets.

**Lessee**—Lease assets and liabilities, grouped by balance sheet line where they are recorded, consisted of the following as of December 31, 2025 and 2024 (in thousands):

| Balance Sheet Information | Balance Sheet Location | 2025 | 2024 |
|---|---|---|---|
| ROU assets, net - operating leases | Investment in Real Estate | $ 3,526 | $ 3,632 |
| ROU assets, net - operating and finance leases | Other Assets, Net | 1,659 | 870 |
| Operating lease liability | Accounts Payable and Other Liabilities | 5,013 | 4,714 |
| Finance lease liability | Debt Obligations, Net | 480 | 31 |

As of December 31, 2025, the weighted-average remaining lease term was approximately 2.5 years for finance leases and 18.0 years for operating leases. The weighted-average discount rate was 6.2% for finance leases and 4.8% for operating leases.

Future undiscounted payments for fixed lease charges by lease type, inclusive of options reasonably certain to be exercised, were as follows as of December 31, 2025 (in thousands):

| Year | Undiscounted Operating | Undiscounted Finance |
|---|---|---|
| 2026 | $ 508 | $ 208 |
| 2027 | 509 | 198 |
| 2028 | 511 | 114 |
| 2029 | 533 | — |
| 2030 | 468 | — |
| Thereafter | 4,979 | — |
| Total undiscounted cash flows from leases | 7,508 | 520 |
| Total lease liabilities recorded at present value | 5,013 | 480 |
| Difference between undiscounted cash flows and present value of lease liabilities | $ 2,495 | $ 40 |

## 4. REAL ESTATE ACTIVITY

**Acquisitions**—The following table summarizes our real estate acquisition activity for the years ended December 31, 2025, 2024, and 2023 (dollars in thousands):

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| Number of properties acquired | 13 | 12 | 11 |
| Number of outparcels and land for future development acquired[1][2] | 4 | 4 | 3 |
| Contract price | $ 356,924 | $ 294,002 | $ 278,480 |
| Total price of acquisitions[3] | 360,211 | 296,268 | 270,262 |

[1] Outparcels acquired are adjacent to shopping centers that we own.

[2] During the year ended December 31, 2024, we acquired an outparcel adjacent to a property that is owned by our unconsolidated joint venture, GRP I. Therefore, the outparcel was an addition to our total property count.

[3] Total price of acquisitions includes closing costs less credits and assumed liabilities.

Subsequent to December 31, 2025, we acquired two properties and one parcel of land for future development for $77.0 million.

The aggregate purchase price of the assets acquired during the years ended December 31, 2025 and 2024 was allocated as follows (in thousands):

| | 2025 | 2024 |
|---|---|---|
| **ASSETS** | | |
| Land and improvements | $ 124,118 | $ 85,916 |
| Building and improvements | 219,815 | 198,979 |
| In-place lease assets | 31,639 | 29,052 |
| Above-market lease assets | 2,634 | 2,179 |
| Total assets | 378,206 | 316,126 |
| | | |
| **LIABILITIES** | | |
| Below-market lease liabilities | 17,995 | 19,633 |
| Other liabilities assumed | — | 225 |
| Total liabilities | 17,995 | 19,858 |
| | | |
| Net assets acquired | $ 360,211 | $ 296,268 |

The weighted-average amortization periods for in-place, above-market, and below-market lease intangibles acquired during the years ended December 31, 2025 and 2024 were as follows (in years):

| | 2025 | 2024 |
|---|---|---|
| Acquired in-place leases | 7 | 11 |
| Acquired above-market leases | 9 | 8 |
| Acquired below-market leases | 13 | 16 |

**Property Dispositions**—The following table summarizes our real estate disposition activity for the years ended December 31, 2025, 2024, and 2023 (dollars in thousands):

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| Number of properties sold | 9 | — | 1 |
| Number of outparcels sold | 1 | — | 2 |
| Contract price | $ 145,326 | $ — | $ 6,250 |
| Proceeds (payments) from sale of real estate, net[1][2][3][4] | 121,655 | (17) | 7,208 |
| Gain (loss) on disposal of property, net[2][3] | 38,790 | (30) | 1,110 |

[1] Total proceeds from sale of real estate, net includes closing costs less credits and secured loans received.

[2] Activity for the year ended December 31, 2023 includes land acquired from us by local authorities.

[3] We sold no properties during the year ended December 31, 2024, but we recognized a minimal loss on disposal of property due to miscellaneous write-off activity and expenses related to previous and future potential dispositions.

[4] During the year ended December 31, 2025, one of our property sales included a seller financing component. We sold the property for $24.9 million and provided secured financing, receiving a note receivable of $17.4 million.

**Hurricanes Helene and Milton** - In late September and early October 2024, Hurricanes Helene and Milton struck the southeast United States and caused various amounts of damage to our properties located in the region. During 2024, we recorded gross cumulative accelerated depreciation of $1.4 million.

## 5. INTANGIBLE ASSETS AND LIABILITIES

**Goodwill**—During the years ended December 31, 2025, 2024, and 2023, we recorded no impairments to goodwill.

**Other Intangible Assets and Liabilities**—Other intangible assets and liabilities consisted of the following as of December 31, 2025 and 2024 (in thousands):

|  | 2025 | | 2024 | |
|---|---|---|---|---|
|  | Gross Amount | Accumulated Amortization | Gross Amount | Accumulated Amortization |
| Corporate intangible assets | $ 6,703 | $ (6,684) | $ 6,703 | $ (6,356) |
| In-place leases | 538,324 | (355,801) | 523,209 | (330,372) |
| Above-market leases | 77,551 | (65,788) | 76,359 | (62,895) |
| Below-market lease liabilities | (214,122) | 95,766 | (201,976) | 85,880 |
| Above-market contract[1] | (2,496) | 1,498 | (2,496) | 998 |

[1] Recorded in Accounts Payable and Other Liabilities on our consolidated balance sheets.

Summarized below is the amortization recorded on other intangible assets and liabilities for the years ended December 31, 2025, 2024, and 2023 (in thousands):

|  | 2025 | 2024 | 2023 |
|---|---|---|---|
| Corporate intangible assets | $ 328 | $ 361 | $ 361 |
| In-place leases | 38,274 | 35,319 | 34,380 |
| Above-market leases | 4,160 | 5,026 | 5,865 |
| Below-market lease liabilities | (12,803) | (11,613) | (11,044) |
| Above-market contract | (499) | (499) | (499) |

Estimated future amortization of the respective other intangible assets and liabilities as of December 31, 2025 for each of the next five years is as follows (in thousands):

|  | Corporate Intangible Assets | In-Place Leases | Above-Market Leases | Below-Market Lease Liabilities | Above-Market Contract |
|---|---|---|---|---|---|
| 2026 | $ 9 | $ 33,593 | $ 3,113 | $ (12,604) | $ (499) |
| 2027 | 5 | 28,532 | 2,334 | (11,963) | (499) |
| 2028 | 4 | 23,462 | 1,752 | (11,195) | — |
| 2029 | 2 | 19,553 | 1,247 | (10,411) | — |
| 2030 | — | 15,930 | 783 | (9,490) | — |

## 6. INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES

**Grocery Retail Partners I and II**—In November 2018, a joint venture named GRP I was formed between subsidiaries of our company and The Northwestern Mutual Life Insurance Company ("Northwestern Mutual"), with our company holding a 15% ownership interest. The joint venture is set to expire ten years after the date of the agreement, unless otherwise extended by the members. In 2019, we assumed a 10% equity interest in Grocery Retail Partners II LLC ("GRP II") through a merger. In October 2020, GRP I acquired GRP II, resulting in our ownership interest in GRP I being adjusted to approximately 14%.

**Necessity Retail Venture**—As of December 31, 2025, through a subsidiary, we owned a 20% equity interest in a joint venture with an affiliate of Cohen & Steers Income Opportunities REIT, Inc. ("Cohen & Steers") targeting $300 million in total equity. We contributed $9.7 million and $3.2 million for the purchase of three properties and one property by the joint venture for the years ended December 31, 2025 and 2024, respectively.

**Neighborhood Grocery Catalyst Fund LLC**—As of December 31, 2025, through a subsidiary, we owned a 31.25% equity interest in a joint venture with certain other investors, which included LS BDC Holdings, LLC, a subsidiary of Lafayette Square USA, Inc., and Northwestern Mutual. We contributed $4.0 million and $4.2 million for the purchase of two properties and one property by the joint venture for the years ended December 31, 2025 and 2024, respectively.

**Necessity Retail Partners**—Prior to its dissolution, we owned a 20% equity interest in Necessity Retail Partners ("NRP"). NRP was initially formed in March 2016 pursuant to the terms of a joint venture agreement, as amended, between Phillips Edison Grocery Center REIT II, Inc. and an affiliate of TPG Real Estate and was set to expire in 2025 unless otherwise extended by the members. In May 2022, we sold the final property in the joint venture. The joint venture was dissolved in December 2025. With the monetization of the joint venture, we exceeded the targeted return and as such were paid compensation of approximately $30,000 and $75,000 for the years ended December 31, 2025 and 2023, respectively, which is recorded in Fees and Management Income on our consolidated statements of operations.

The following table summarizes balances on the consolidated balance sheets related to our unconsolidated joint ventures as of December 31, 2025 and 2024 (dollars in thousands):

| Joint Venture | 2025 | | | 2024 | | |
|---|---|---|---|---|---|---|
| | Ownership Percentage | Number of Shopping Centers | Investment Balance | Ownership Percentage | Number of Shopping Centers | Investment Balance |
| GRP I | 14 % | 20 | $ 21,664 | 14 % | 20 | $ 22,950 |
| NRV | 20 % | 4 | 13,292 | 20 % | 1 | 3,950 |
| NGCF | 31 % | 3 | 7,605 | 31 % | 1 | 4,326 |
| NRP[1] | 20 % | — | — | 20 % | — | 498 |

[1] The NRP joint venture was dissolved in December 2025.

The following table summarizes the activity on the consolidated statements of operations related to our unconsolidated joint ventures as of December 31, 2025, 2024, and 2023 (in thousands):

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| **Distributions to PECO After Formation or Assumption** | | | |
| GRP I | $ 2,058 | $ 2,099 | $ 2,156 |
| NRV | — | 40 | — |
| NGCF | 547 | — | — |
| NRP | 35 | — | 84 |
| | | | |
| **Gain (Loss) from Unconsolidated Joint Ventures[1]** | | | |
| GRP I | $ 772 | $ 348 | $ 281 |
| NRV | (342) | (47) | — |
| NGCF | (189) | (9) | — |
| NRP | (463) | (21) | (21) |

[1] Recorded in Other Expense, Net in the consolidated statements of operations.

## 7. OTHER ASSETS, NET

The following is a summary of Other Assets, Net outstanding as of December 31, 2025 and 2024 (in thousands):

| | 2025 | 2024 |
|---|---|---|
| **Other assets, net:** | | |
| Deferred leasing commissions and costs | $ 61,479 | $ 55,266 |
| Deferred financing expenses[1] | 16,308 | 9,037 |
| Office equipment, including capital lease assets, and other | 30,062 | 26,557 |
| Corporate intangible assets | 6,703 | 6,703 |
| Total depreciable and amortizable assets | 114,552 | 97,563 |
| Accumulated depreciation and amortization | (59,326) | (53,330) |
| Net depreciable and amortizable assets | 55,226 | 44,233 |
| Accounts receivable, net[2] | 52,032 | 46,099 |
| Accounts receivable - affiliates | 1,525 | 1,310 |
| Secured loan receivable[3] | 17,395 | — |
| Deferred rent receivable, net[4] | 80,669 | 71,954 |
| Derivative assets | 177 | 4,510 |
| Prepaid expenses and other | 14,029 | 13,071 |
| Investment in third parties | 6,876 | 6,731 |
| Investment in marketable securities | 16,355 | 7,420 |
| Total other assets, net | $ 244,284 | $ 195,328 |

[1] Deferred financing expenses per the above table are related to our revolving credit facility, and as such we have elected to classify them as an asset rather than as a contra-liability.

[2] Net of $2.6 million and $2.2 million of general reserves for uncollectible amounts as of December 31, 2025 and 2024, respectively. Receivables that were removed for tenants considered to be non-creditworthy were $6.5 million and $6.8 million as of December 31, 2025 and 2024, respectively.

[3] Secured loan receivable relates to the financing provided for the sale of one of our properties during the year ended December 31, 2025. See Note 4.

[4] Net of $4.3 million and $4.4 million of receivables removed as of December 31, 2025 and 2024, respectively, related to straight-line rent for tenants previously or currently considered to be non-creditworthy.

## 8. DEBT OBLIGATIONS

The following is a summary of the outstanding principal balances and interest rates, which includes the effect of derivative financial instruments, for our debt obligations as of December 31, 2025 and 2024 (dollars in thousands):

| | Interest Rate[1] | 2025 | 2024 |
|---|---|---|---|
| Revolving credit facility | SOFR + 0.8% | $ 92,000 | $ 40,000 |
| Term loans[2] | 4.5% - 4.9% | 484,750 | 584,750 |
| Senior unsecured notes due 2031 | 2.625% | 350,000 | 350,000 |
| Senior unsecured notes due 2032 | 5.250% | 350,000 | — |
| Senior unsecured notes due 2034 | 5.750% | 350,000 | 350,000 |
| Senior unsecured notes due 2035 | 4.950% | 350,000 | 350,000 |
| Secured loan facilities | 3.4% - 3.5% | 395,000 | 395,000 |
| Mortgages | 3.5% - 6.2% | 29,915 | 67,555 |
| Finance lease liability | | 480 | 31 |
| Discount on notes payable | | (23,633) | (22,211) |
| Assumed market debt adjustments, net | | 259 | 84 |
| Deferred financing expenses, net | | (3,443) | (5,666) |
| Total | | $ 2,375,328 | $ 2,109,543 |
| | | | |
| Weighted-average interest rate[3] | | 4.5 % | 4.3 % |

(1) Interest rates are as of December 31, 2025.

(2) Our term loans carry an interest rate of the Secured Overnight Financing Rate ("SOFR") plus a spread. While some of the rates are fixed through the use of swaps, a portion of these loans are not subject to a swap, and thus are still indexed to SOFR.

(3) Includes the effects of derivative financial instruments (see Notes 9 and 16).

**2025 Debt Activity**— In June 2025, we issued $350 million of 5.250% senior notes due 2032 at an issue price of 99.832% in an underwritten offering. The offering resulted in gross proceeds of $347.2 million, which were used to pay down our revolving credit facility.

The 2025 senior notes are fully and unconditionally guaranteed by us.

In December 2025, we repaid the $100 million outstanding term loan balance that was set to mature in July 2026.

During the year ended December 31, 2025, we repaid $37.6 million in mortgage debt.

**2024 Debt Activity**—In May 2024, we issued $350 million of 5.750% senior notes due 2034 at an issue price of 98.576% in an underwritten offering. The offering resulted in gross proceeds of $345.0 million, which were used to pay down $202 million of our revolving credit facility and $135 million of our $240 million term loan that was set to mature in November 2025.

In September 2024, we issued $350 million of 4.950% senior notes due 2035 at an issue price of 98.458% in an underwritten offering. The offering resulted in gross proceeds of $344.6 million, which were used to pay down $90 million of our revolving credit facility and $140 million of our $240 million term loan that was set to mature in July 2026. Additionally, we paid in full our $105 million term loan that was set to mature in November 2025.

The 2024 senior notes are fully and unconditionally guaranteed by us.

During the year ended December 31, 2024, we repaid $28.1 million in mortgage debt.

**Revolving Credit Facility**—In January 2025, we amended our senior unsecured revolving credit facility. The amendment increased the aggregate borrowing capacity of the facility to $1 billion and extended the maturity date to January 2029, with options to extend the maturity for two additional six-month periods.

As of December 31, 2025, we had availability of $881.8 million on our senior unsecured revolving credit facility, which was net of outstanding letters of credit. We pay a facility fee of 0.15% on the total amount under the facility.

**Term Loans**—We have three unsecured term loans with maturities ranging from 2026 to 2027. Our term loans have interest rates of SOFR plus interest rate spreads based on our investment grade rating. We have utilized interest rate swaps to fix the rates on a portion of our term loans, with $284.8 million in term loans not fixed through such swaps.

As of December 31, 2025 and 2024, the weighted-average interest rate, including the impact of swaps, on our term loans was 4.7% and 4.6%, respectively.

In January 2026, we extended the maturity of our $161.8 million term loan from January 2026 to January 2027.

**Secured Debt**—Our secured debt includes two facilities secured by certain properties in our portfolio, mortgage loans secured by individual properties, and finance leases. The interest rates on our secured debt are fixed. As of December 31, 2025 and 2024, our weighted average interest rate for our secured debt was 3.6%.

**Debt Allocation**—The allocation of total debt between fixed-rate and variable-rate as well as between secured and unsecured, excluding market debt adjustments, discount on senior notes, and deferred financing expenses, net, and including the effects of derivative financial instruments as of December 31, 2025 and 2024 is summarized below (in thousands):

| | 2025 | 2024 |
|---|---|---|
| As to interest rate[1]: | | |
| Fixed-rate debt | $ 2,025,395 | $ 1,987,586 |
| Variable-rate debt | 376,750 | 149,750 |
| Total | $ 2,402,145 | $ 2,137,336 |
| As to collateralization: | | |
| Unsecured debt | $ 1,976,750 | $ 1,674,750 |
| Secured debt | 425,395 | 462,586 |
| Total | $ 2,402,145 | $ 2,137,336 |

[1] Fixed-rate debt includes, and variable-rate debt excludes, the portion of such debt that has been hedged by interest rate derivatives. As of December 31, 2025, $200 million in variable rate debt was hedged to a fixed rate for a period of 0.7 years (see Notes 9 and 16).

**Maturity Schedule**—Below is our maturity schedule with the respective principal payment obligations, excluding finance lease liabilities, market debt adjustments, discount on senior notes, and deferred financing expenses, net (in thousands):

| | 2026 | 2027 | 2028 | 2029 | 2030 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| Unsecured debt[1][2] | $ 161,750 | $ 323,000 | $ — | $ 92,000 | $ — | $1,400,000 | $1,976,750 |
| Secured debt | 1,904 | 200,595 | 17,367 | 805 | 200,844 | 3,400 | 424,915 |
| Total | $ 163,654 | $ 523,595 | $ 17,367 | $ 92,805 | $ 200,844 | $1,403,400 | $2,401,665 |

[1] Includes our revolving credit facility, term loans, and senior notes.
[2] In January 2026, we extended the maturity of our $161.8 million term loan from January 2026 to January 2027. We have an additional option to extend the maturity until January 2028.

## 9. DERIVATIVES AND HEDGING ACTIVITIES

**Risk Management Objective of Using Derivatives**—We are exposed to certain risks arising from both our business operations and economic conditions. We principally manage our exposure to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of our debt funding, and through the use of derivative financial instruments. Specifically, we enter into interest rate swaps to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Our derivative financial instruments are used to manage differences in the amount, timing, and duration of our known or expected cash receipts and our known or expected cash payments principally related to our investments and borrowings.

**Cash Flow Hedges of Interest Rate Risk**—Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for our making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

The changes in the fair value of derivatives designated, and that qualify, as cash flow hedges are recorded in AOCI and are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During the years ended December 31, 2025 and 2024, such derivatives were used to hedge the variable cash flows associated with certain variable-rate debt. Amounts reported in AOCI related to these derivatives will be reclassified to Interest Expense, Net as interest payments are made on the variable-rate debt. During the next twelve months, we estimate that an additional $0.2 million will be reclassified from AOCI as a decrease to Interest Expense, Net.

In January 2024, we entered into an interest rate swap which had a notional amount of $150 million and swapped SOFR for a fixed rate of approximately 3.45% which became effective in September 2024 and matured in December 2025.

The following is a summary of our interest rate swaps that were designated as cash flow hedges of interest rate risk as of December 31, 2025 and 2024 (dollars in thousands):

| | 2025 | 2024 |
|---|---|---|
| Count | 1 | 3 |
| Notional amount | $ 200,000 | $ 475,000 |
| Fixed SOFR | 3.4% | 2.8% - 3.4% |
| Maturity date | 2026 | 2025 - 2026 |
| Weighted-average term (in years) | 0.7 | 1.3 |

The table below details the nature of the gain and loss recognized on interest rate derivatives designated as cash flow hedges in the consolidated statements of operations for the years ended December 31, 2025, 2024, and 2023 (in thousands):

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| Amount of gain recognized in Other Comprehensive Income | $ 310 | $ 8,400 | $ 8,586 |
| Amount of gain reclassified from AOCI into Interest Expense, Net | (4,669) | (15,361) | (20,402) |

**Credit-risk-related Contingent Features**—We have agreements with our derivative counterparties that contain provisions where, if we default, or are capable of being declared in default, on any of our indebtedness, we could also be declared to be in default on our derivative obligations. As of December 31, 2025, there were no derivatives with a fair value in a net liability position, which would include accrued interest but exclude any adjustment for nonperformance risk related to these agreements.

## 10. INCOME TAXES

**General**—We have elected to be taxed as a REIT under the IRC. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement to annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gains. We intend to continue to adhere to these requirements and to maintain our REIT status. As a REIT, we are entitled to a deduction for some or all of the distributions we pay to our stockholders. Accordingly, we are generally subject to U.S. federal income taxes on any taxable income that is not currently distributed to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income taxes and may not be able to qualify as a REIT until the fifth taxable year following the year of disqualification.

Notwithstanding our qualification as a REIT, we may be subject to certain state and local taxes on our income or properties. In addition, our consolidated financial statements include the operations of certain wholly-owned entities that have jointly elected to be treated as TRS entities and are subject to U.S. federal, state, and local incomes taxes at regular corporate tax rates. As a REIT, we may also be subject to certain U.S. federal excise taxes if we engage in certain types of transactions.

Income tax benefits from uncertain tax positions are recognized in the consolidated financial statements only if we believe it is more likely than not that the uncertain tax position will be sustained based solely on the technical merits of the tax position and consideration of the relevant taxing authority's widely understood administrative practices and precedents. We do not believe that we have any uncertain tax positions at December 31, 2025 and 2024.

The statute of limitations for the federal income tax returns remain open for the 2022 through 2024 tax years. The statute of limitations for state income tax returns remain open in accordance with each state's statute.

Our accounting policy is to classify interest and penalties as a component of income tax expense. We accrued no interest and penalties as of December 31, 2025 and 2024.

**Deferred Tax Assets and Liabilities**—Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates in effect for the year in which these temporary differences are expected to reverse. Deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including future reversal of existing taxable temporary differences, the magnitude and timing of future projected taxable income, and tax planning strategies. We had deferred tax assets of $4.1 million and $3.5 million at December 31, 2025 and 2024, respectively, net of a valuation allowance of $0.1 million for both years. Additionally, we had deferred tax liabilities of $4.5 million at December 31, 2025 and 2024. Our deferred tax assets and liabilities result from the activities of our TRS entities. As of December 31, 2025, the TRS entities have state NOL carryforwards of approximately $3.5 million, which will expire as determined under each state's statute.

Differences between the net income presented on the consolidated statements of operations and taxable income are primarily related to (i) the differences in the periods over which depreciation and amortization expenses are recognized for financial reporting purposes and tax purposes, (ii) the difference in the periods in which gains on the disposition of real estate are recognized for financial reporting purposes and tax purposes, (iii) the timing of the recognition of rental income for financial reporting purposes and tax purposes, and (iv) the timing of the expense recognition of certain ordinary and necessary center repair expenditures.

**Distributions**—The following table reconciles Net Income Attributable to Stockholders to REIT taxable income before the dividends paid deduction for the years ended December 31, 2025, 2024, and 2023 (in thousands):

|  | 2025 | 2024 | 2023 |
|---|---|---|---|
| Net income attributable to stockholders | $ 111,303 | $ 62,685 | $ 56,848 |
| Net income from TRS entities | (2,822) | (10,298) | (9,768) |
| Net income attributable to REIT operations | 108,481 | 52,387 | 47,080 |
| Book/tax differences | 19,764 | 59,885 | 54,311 |
| REIT taxable income | 128,245 | 112,272 | 101,391 |
| Less: Capital gains | — | — | (96) |
| REIT taxable income subject to 90% dividend requirement | $ 128,245 | $ 112,272 | $ 101,295 |

Total gross distributions to our stockholders exceeded 100% of REIT taxable income for the years ended December 31, 2025, 2024, and 2023.

The tax characterization of our distributions declared for the years ended December 31, 2025, 2024, and 2023 was as follows:

|  | 2025 | 2024 | 2023 |
|---|---|---|---|
| Common stock: |  |  |  |
| Ordinary dividends | 82.0 % | 77.4 % | 75.9 % |
| Non-dividend distributions | 18.0 % | 22.6 % | 24.0 % |
| Capital gain distributions[1] | — % | — % | 0.1 % |
| Total distributions per share of common stock | 100.0 % | 100.0 % | 100.0 % |

[1] Pursuant to U.S. Treasury Regulation §1.1061-6(c) and §1061 of the IRC, the One Year Amounts and Three Year Amounts disclosures are both zero with respect to direct and indirect holders of "applicable partnership interests" for us and our subsidiary REIT, Phillips Edison Institutional REIT, LLC for all years presented.

## 11. COMMITMENTS AND CONTINGENCIES

**Litigation**—We are involved in various claims and litigation matters arising in the ordinary course of business, some of which involve claims for damages. Many of these matters are covered by insurance, although they may nevertheless be subject to deductibles or retentions. Although the ultimate liability for these matters cannot be determined, based upon information currently available, we believe the resolution of such claims and litigation will not have a material adverse effect on our consolidated financial statements.

**Environmental Matters**—In connection with the ownership and operation of real estate, we may potentially be liable for costs and damages related to environmental matters. In addition, we may own or acquire certain properties that are subject to environmental remediation. Depending on the nature of the environmental matter, the seller of the property, a tenant of the property, and/or another third party may be responsible for environmental remediation costs related to a property. Additionally, in connection with the purchase of certain properties, the respective sellers and/or tenants may agree to indemnify us against future remediation costs. We also carry environmental liability insurance on our properties that provides limited coverage for any remediation liability and/or pollution liability for third-party bodily injury and/or property damage claims for which we may be liable. We are not currently aware of any environmental matters that we believe are reasonably likely to have a material effect on our consolidated financial statements.

**Captive Insurance**—Our captive insurance company, Silver Rock Insurance, Inc. ("Silver Rock"), provides general liability insurance, wind, reinsurance, and other coverage to us and our GRP I, NRV, and NGCF joint ventures. We capitalize Silver Rock in accordance with applicable regulatory requirements.

Silver Rock establishes annual premiums based on the past loss experience of the insured properties. An independent third party was engaged to perform an actuarial estimate of projected future claims, related deductibles, and projected future expenses necessary to fund associated risk management programs. Premiums paid to Silver Rock may be adjusted based on this estimate, and such premiums may be reimbursed by tenants pursuant to specific lease terms.

As of December 31, 2025, we had four letters of credit outstanding totaling approximately $26.2 million to provide security for our obligations under Silver Rock's insurance and reinsurance contracts.

The following is a summary of the activity in the liability for unpaid losses, which is recorded in Accounts Payable and Other Liabilities on our consolidated balance sheets, for the years ended December 31, 2025 and 2024 (in thousands):

| | 2025 | 2024 |
|---|---|---|
| Beginning balances | $ 12,099 | $ 9,410 |
| Incurred (adjustments) related to: | | |
| Current year | 5,229 | 5,504 |
| Prior years | (1,473) | (1,176) |
| Total incurred | 3,756 | 4,328 |
| Paid related to: | | |
| Current year | 379 | 199 |
| Prior years | 3,172 | 1,440 |
| Total paid | 3,551 | 1,639 |
| Liabilities for unpaid losses as of December 31 | $ 12,304 | $ 12,099 |

## 12. EQUITY

**General**—The holders of common stock are entitled to one vote per share on all matters voted on by stockholders, including one vote per nominee in the election of the Board. Our charter does not provide for cumulative voting in the election of directors.

**At-the-Market Offering ("ATM")**—In February 2022, we entered into a sales agreement relating to the potential sale of shares of common stock pursuant to a continuous offering program, allowing up to $250 million in offerings. During the year ended December 31, 2024, prior to the entry into the new program described below, we issued approximately 46,000 shares of our common stock at a gross weighted average price of $37.05 per share under this ATM program for net proceeds of $1.7 million, after approximately $17,000 in commissions.

In February 2024, we entered into a new sales agreement relating to the potential sale of shares of common stock pursuant to a continuous offering program, which replaced the previous agreement. In accordance with the terms of the sales agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $250 million from time to time through our sales agents, or, if applicable, as forward sellers. During the three months and year ended December 31, 2025, we issued no shares of our common stock under this ATM program. During the three months and year ended December 31, 2024, we issued 1.9 million shares of our common stock at a gross weighted average price of $39.23 under this ATM program for net proceeds of $72.1 million, after approximately $0.7 million in commissions. As of December 31, 2025, approximately $177 million of common stock remained available for issuance under the current ATM program.

**Distributions**—In 2025, we declared and paid monthly distributions of $0.1025 per common share and OP unit, or $1.23 annualized, for each month beginning January 2025 through August 2025. In September 2025, the Board authorized a 5.7% increase of our monthly distribution rate to $0.1083 per common share and OP unit. We declared and paid monthly distributions of $0.1083 per common share and OP unit, or $1.30 annualized, for each month beginning September 2025 through December 2025. Distributions paid to stockholders and OP unit holders of record subsequent to December 31, 2025 were as follows (dollars in thousands, excluding per share amounts):

| Month | Date of Record | Date Distribution Paid | Monthly Distribution Rate | Cash Distribution |
|---|---|---|---|---|
| December | 12/15/2025 | 1/6/2026 | $ 0.1083 | $ 14,969 |
| January | 1/15/2026 | 2/3/2026 | 0.1083 | 14,978 |

**Convertible Noncontrolling Interests**—As of December 31, 2025 and 2024, we had approximately 12.7 million and 13.0 million outstanding non-voting OP units, respectively. Additionally, certain of our outstanding restricted share and performance share awards will result in the issuance of OP units upon vesting in future periods. These are included in the outstanding unvested award totals disclosed in Note 13.

Under the terms of the Fourth Amended and Restated Agreement of Limited Partnership, OP unit holders may elect to cause the Operating Partnership to redeem their OP units. The Operating Partnership controls the form of the redemption, and may elect to redeem OP units for shares of our common stock, provided that the OP units have been outstanding for at least one year, or for cash. As the form of redemption for OP units is within our control, the OP units outstanding as of December 31, 2025 and 2024 are classified as Noncontrolling Interests within permanent equity on our consolidated balance sheets.

The table below is a summary of our OP unit activity for the years ended December 31, 2025 and 2024 (dollars and shares in thousands):

|  | 2025 | 2024 |
|---|---|---|
| OP units converted into shares of common stock[1] | 579 | 1,053 |
| Distributions declared on OP units[2] | $ 16,777 | $ 16,867 |

[1] OP units convert into shares of our common stock at a 1:1 ratio.

[2] Distributions declared on OP units are included in Distributions to Noncontrolling Interests on the consolidated statements of equity.

**Share Repurchase Program**—We have a Board approved share repurchase program of up to $250 million of common stock. The program may be suspended or discontinued at any time, and does not obligate us to repurchase any dollar amount or particular number of shares. No share repurchases have been made to date under this program.

## 13. COMPENSATION

**Employee Long Term Incentive Plan**—We issue stock awards that vest based upon the completion of a service period ("service-based awards") under our 2020 Omnibus Incentive Plan ("2020 Incentive Plan"), which became effective in June 2020. Awards to employees are typically granted and vest during the first quarter of each year. Service-based awards typically follow a four-year graded vesting schedule and will vest in the form of common stock or OP units.

We recognize expense for awards with graded vesting under the accelerated recognition method, whereby each vesting is treated as a separate award with expense for each vesting recognized ratably over the requisite service period. We account for forfeitures as they occur. Expense amounts are recorded in General and Administrative or Property Operating on our consolidated statements of operations. Awards are valued according to the Nasdaq closing stock price at the date of the grant. Holders of unvested service-based awards are entitled to dividend and distribution rights, but are not entitled to voting rights.

Additionally, we issue performance-based awards that are earned based on the achievement of specified performance metrics measured at the end of the three-year performance period. The maximum number of performance-based awards earned cannot exceed two times the target number. Half of the earned performance-based awards vest when earned at the end of the three-year performance period and the second half of the earned performance-based awards vest one year later, subject to continued employment.

Beginning in 2022, our Compensation Committee approved a change to our performance-based long-term incentive program such that the performance-based component of awards under the program will be based on a single metric, total shareholder return ("TSR") relative to the FTSE Nareit Equity Shopping Center Index. Prior to 2022, our performance-based equity grants were based on two separate, equally-weighted performance metrics: (i) three-year average Same-Center NOI growth measured against a peer group of public retail REITs; and (ii) three-year Core Funds From Operations ("FFO") per share growth measured against the same peer group. Same-Center NOI and Core FFO are both non-GAAP measures.

The fair value of the 2025, 2024, and 2023 performance-based awards on the date of grant was $6.4 million, $5.4 million, and $6.0 million, respectively, using a Monte Carlo simulation to estimate the fair value through a risk-neutral premise. The following is a summary of the significant assumptions used to value the performance-based awards granted during the years ended December 31, 2025, 2024, and 2023:

|  | 2025 | 2024 | 2023 |
|---|---|---|---|
| Expected volatility | 23.0 % | 26.0 % | 38.0 % |
| Dividend yield | 3.40 % | 3.40 % | 3.20 % |
| Risk-free interest rate | 4.04 % | 4.35 % | 4.63 % |

In addition to the single TSR performance metric, a Company absolute TSR modifier will be applied if our three-year absolute TSR percentage at the end of the performance period is negative (the "Absolute TSR Modifier"). Specifically, to the extent that any portion of the award above the target level is earned based on achievement of the relative TSR performance metric at the end of the performance period, but our absolute TSR percentage at the end of the performance period is negative, the portion of the award that is earned at the end of the performance period will be capped at the target amount. The remaining amount of the award that would have been earned based on achievement of the performance metric (the "Contingent Portion") will become earned and vested if and when our absolute TSR performance is positive measured from the last day of the performance period through the last day of any calendar quarter within five years following the completion of the performance period (when compared to the share value at the beginning of the performance period). In the event that such share value target is not achieved as described above, the Contingent Portion will be forfeited.

**Underwritten IPO Grants**—In connection with our underwritten IPO in 2021, we issued a total of 0.5 million RSUs, inclusive of 0.3 million OP units, and restricted stock awards in the form of time-based stock compensation awards with expenses included within Other Expense, Net on our consolidated statements of operations. Included in the restricted stock awards were 24,000 RSUs granted to our independent directors. The shares had a grant price of $28.00 per share and, with the exception of one individual whose award was subject to accelerated vesting provisions, 50% of the shares vested after 18 months and the remaining 50% vested after 36 months.

**Independent Director Stock Plan**—The Board approves restricted stock awards pursuant to our 2020 Incentive Plan. The awards are granted to our independent directors as service-based awards. As of December 31, 2025 and 2024, there were approximately 23,000 and 24,000 outstanding unvested awards granted to independent directors, respectively, in connection with the 2020 Incentive Plan.

**Share-Based Compensation Award Activity**—As of December 31, 2025, the fair value for certain of our equity awards was based on our Nasdaq closing stock price at the date of the grant and the fair value for our 2025, 2024, and 2023 performance-based awards was calculated using the Monte Carlo method, as described above. All share-based compensation awards, regardless of the form of payout upon vesting, are presented in the following table, which summarizes our stock-based award activity (number of units in thousands):

| | Restricted Stock Awards[1] | Performance Stock Awards[1] | Weighted-Average Grant-Date Fair Value |
|---|---|---|---|
| Nonvested at January 1, 2023 | 770 | 1,136 | $ 29.60 |
| Granted | 162 | 308 | 27.27 |
| Vested | (393) | (129) | 29.99 |
| Forfeited | (10) | — | 30.75 |
| Nonvested at December 31, 2023 | 529 | 1,315 | 28.89 |
| Granted | 196 | 248 | 27.49 |
| Vested | (327) | (104) | 28.69 |
| Forfeited | (18) | (711) | 32.83 |
| Nonvested at December 31, 2024 | 380 | 748 | 25.87 |
| Granted | 195 | 263 | 29.54 |
| Vested | (145) | (199) | 26.16 |
| Forfeited | (12) | (46) | 25.11 |
| Nonvested at December 31, 2025 | 418 | 766 | $ 27.25 |

[1] The maximum number of award units that could be issued under all outstanding grants was 1.2 million as of December 31, 2025. The number of award units expected to vest was 0.8 million as of December 31, 2025.

The expense for all stock-based awards during the years ended December 31, 2025, 2024, and 2023 was $11.2 million, $10.3 million, and $9.4 million, respectively. We had $13.6 million of unrecognized compensation costs related to these awards that we expect to recognize over a weighted average period of approximately two years. The fair value at the vesting date for stock-based awards that vested during the year ended December 31, 2025 was $8.4 million.

**401(k) Plan**—We sponsor a 401(k) plan that provides benefits for qualified employees. Our match of the employee contributions is discretionary and has a five-year vesting schedule. The cash contributions to the plan for the years ended December 31, 2025, 2024, and 2023 were approximately $1.3 million, $1.1 million, and $1.1 million, respectively. All employees who have attained the age of 21 are eligible to participate starting the first day of the month following their date of hire. Employees are vested immediately with respect to employee contributions.

## 14. EARNINGS PER SHARE

Basic earnings per share ("EPS") is computed by dividing Net Income Attributable to Stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS reflects the potential dilution that could occur from share equivalent activity.

The following table provides a reconciliation of the numerator and denominator of the earnings per share calculations for the years ended December 31, 2025, 2024, and 2023 (in thousands, except per share amounts):

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| Numerator: | | | |
| Net income attributable to stockholders - basic | $ 111,303 | $ 62,685 | $ 56,848 |
| Net income attributable to convertible OP units[1] | 11,665 | 7,011 | 6,914 |
| Net income - diluted | $ 122,968 | $ 69,696 | $ 63,762 |
| Denominator: | | | |
| Weighted-average shares - basic | 125,544 | 122,722 | 118,278 |
| OP units[1] | 12,840 | 13,582 | 14,096 |
| Dilutive restricted stock awards | 515 | 517 | 596 |
| Adjusted weighted-average shares - diluted | 138,899 | 136,821 | 132,970 |
| Earnings per common share: | | | |
| Basic and diluted income per share | $ 0.89 | $ 0.51 | $ 0.48 |

[1] OP units include units that are convertible into common stock or cash, at the Operating Partnership's option. The Operating Partnership income or loss attributable to these OP units, which is included as a component of Net Income Attributable to Noncontrolling Interests on the consolidated statements of operations, has been added back in the numerator as these OP units were included in the denominator for

all years presented. OP units are allocated income on a consistent basis with the common stockholder and therefore have no dilutive impact to earnings per share of common stock.

## 15. RELATED PARTY TRANSACTIONS

**Revenue**—We have entered into agreements with the Managed Funds related to certain advisory, management, and administrative services we provide to their real estate assets in exchange for fees and reimbursement of certain expenses. Summarized below are amounts included in Fees and Management Income. The revenue includes the fees and reimbursements earned by us from the Managed Funds and other revenues that are not in the scope of ASC 606 but are included in this table for the purpose of disclosing all related party revenues during the years ended December 31, 2025, 2024, and 2023 (in thousands):

|  | 2025 | 2024 | 2023 |
|---|---|---|---|
| Recurring fees[1] | $ 4,707 | $ 4,091 | $ 3,894 |
| Realized performance income[2] | 30 | — | 75 |
| Transactional revenue and reimbursements[3] | 3,083 | 2,809 | 2,249 |
| Insurance premiums[4] | 4,931 | 3,831 | 3,428 |
| Total fees and management income | $ 12,751 | $ 10,731 | $ 9,646 |

[1] Recurring fees include asset management fees and property management fees.

[2] Realized performance income includes fees received related to the achievement of certain performance targets in our NRP joint venture, which was dissolved in December 2025.

[3] Transactional revenue includes items such as leasing commissions and construction management fees.

[4] Insurance premium income includes amounts for reinsurance from third parties not affiliated with us.

**Tax Protection Agreement**—Through our Operating Partnership, we are currently party to a tax protection agreement (the "2017 TPA") with certain partners that contributed property to our Operating Partnership on October 4, 2017, among them certain of our executive officers, including Jeffrey S. Edison, our Chairman and Chief Executive Officer, under which the Operating Partnership agreed to indemnify such partners for tax liabilities that could accrue to them personally related to our potential disposition of certain properties within our portfolio. The 2017 TPA will expire on October 4, 2027. On July 19, 2021, we entered into an additional tax protection agreement (the "2021 TPA") with certain of our executive officers and board members, including Mr. Edison. The 2021 TPA carries a term of four years and will become effective upon the expiration of the 2017 TPA. As of December 31, 2025, the potential "make-whole amount" on the estimated aggregate amount of built-in gain subject to protection under the agreements is approximately $114.3 million. The protection provided under the terms of the 2021 TPA will expire in 2031. We have not recorded any liability related to the 2017 TPA or the 2021 TPA on our consolidated balance sheets for any periods presented, nor recognized any expense since the inception of the 2017 TPA, owing to the fact that any potential liability under the agreements is controlled by us and we believe we will either (i) continue to own and operate the protected properties or (ii) be able to successfully complete Section 1031 Exchanges (unless there is a change in applicable law) or complete other tax-efficient transactions to avoid any liability under the agreements.

**Other Related Party Matters**—As of December 31, 2025, we were the limited guarantor of $173.8 million, $102.7 million, and $31.8 million in mortgage loans secured by properties owned by GRP I, NRV, and NGCF, respectively. Our guaranties for the GRP I, NRV, and NGCF debt are limited to being the non-recourse carveout guarantor and the environmental indemnitor. Further, we are also party to agreements with each of GRP I, NRV, and NGCF, as applicable, in which any potential liability under such guaranties will be apportioned between us and GRP I, NRV, and NGCF based on our respective ownership percentages in the joint ventures. We had no liability recorded on our consolidated balance sheets for the guaranties as of December 31, 2025 and 2024.

In December 2022, we contributed certain assets to a third-party company in exchange for a warrant representing a 15% equity interest in the company, subject to certain conditions. This non-cash investment had a fair market value of $6.8 million, was accounted for as an equity method investment, and was recorded in Other Assets, Net. In connection with the transaction, we entered into a services contract for the use of these assets with the third-party company for a term of five years, with a required minimum annual payment by us of $1.2 million. For the years ended December 31, 2025, 2024, and 2023, we paid service fees of $1.8 million, $1.8 million, and $1.9 million, respectively, and recorded equity income of $0.1 million, equity loss of $0.2 million, and equity income of $0.1 million, respectively.

PECO Air L.L.C. ("PECO Air"), an entity in which Mr. Edison, our Chairman and Chief Executive Officer, owns a 50% interest, owns an airplane that we use for business purposes in the course of our operations. We paid approximately $1.1 million, $0.9 million, and $0.9 million to PECO Air for use of its airplane per the terms of our contractual agreements for the years ended December 31, 2025, 2024, and 2023, respectively.

## 16. FAIR VALUE MEASUREMENTS

The following describes the methods we use to estimate the fair value of our financial and nonfinancial assets and liabilities:

**Cash and Cash Equivalents, Restricted Cash, Accounts Receivable, and Accounts Payable**—We consider the carrying values of these financial instruments to approximate fair value because of the short period of time between origination of the instruments and their expected realization.

**Real Estate Investments**—The purchase prices of the investment properties, including related lease intangible assets and liabilities, are allocated at estimated fair value based on Level 3 inputs, such as discount rates, capitalization rates, comparable sales, replacement costs, income and expense growth rates, and current market rents and allowances as determined by management.

**Debt Obligations**—We estimate the fair value of our revolving credit facility, term loans, secured portfolio of loans, and mortgages by discounting the future cash flows of each instrument at rates currently offered for similar debt instruments of comparable maturities by our lenders using Level 3 inputs. The discount rates used approximate current lending rates for loans or groups of loans with similar maturities and credit quality, assuming the debt is outstanding through maturity and considering the debt's collateral (if applicable). We have utilized market information, as available, or present value techniques to estimate the amounts required to be disclosed. We estimate the fair value of our senior unsecured notes by using quoted prices in active markets, which are considered Level 1 inputs.

The following is a summary of borrowings as of December 31, 2025 and 2024 (in thousands):

| | 2025 | | 2024 | |
| --- | --- | --- | --- | --- |
| | Recorded Principal Balance[1] | Fair Value | Recorded Principal Balance[1] | Fair Value |
| Revolving credit facility | $ 92,000 | $ 92,445 | $ 40,000 | $ 40,088 |
| Term loans | 483,415 | 485,508 | 580,928 | 587,341 |
| Senior unsecured notes due 2031 | 345,157 | 313,817 | 344,417 | 292,810 |
| Senior unsecured notes due 2032 | 346,529 | 357,868 | — | — |
| Senior unsecured notes due 2034 | 342,564 | 366,377 | 341,919 | 350,735 |
| Senior unsecured notes due 2035 | 342,117 | 345,356 | 341,453 | 329,280 |
| Secured portfolio loan facilities | 393,012 | 370,922 | 393,056 | 359,194 |
| Mortgages[2] | 30,534 | 29,621 | 67,770 | 66,883 |
| Total | $ 2,375,328 | $ 2,361,914 | $ 2,109,543 | $ 2,026,331 |

[1] As of December 31, 2025 and 2024, respectively, recorded principal balances include: (i) net deferred financing fees of $3.4 million and $5.7 million; (ii) assumed market debt adjustments of $0.3 million and $0.1 million; and (iii) notes payable discounts of $23.6 million and $22.2 million.

[2] Our finance lease liability is included in the mortgages line item, as presented.

**Recurring and Nonrecurring Fair Value Measurements**—Our marketable securities and interest rate swaps are measured and recognized at fair value on a recurring basis, while certain real estate assets and liabilities are measured and recognized at fair value as needed. Fair value measurements that occurred as of and during the years ended December 31, 2025 and 2024 were as follows (in thousands):

| | 2025 | | | 2024 | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Level 1 | Level 2 | Level 3 | Level 1 | Level 2 | Level 3 |
| **Recurring** | | | | | | |
| Marketable securities[1] | $ 16,355 | $ — | $ — | $ 7,420 | $ — | $ — |
| Derivative assets[1][2] | — | 177 | — | — | 4,510 | — |

[1] We record marketable securities and derivative assets in Other Assets, Net on our consolidated balance sheets.

[2] The fair values of the derivative assets exclude associated accrued interest receivable of $0.1 million and $0.5 million as of December 31, 2025 and 2024, respectively.

*Marketable Securities*—We estimate the fair value of marketable securities using Level 1 inputs. We utilize unadjusted quoted prices for identical assets in active markets that we have the ability to access.

*Derivative Instruments*—As of December 31, 2025 and 2024, we had interest rate swaps that fixed SOFR on portions of our unsecured term loan facilities.

All interest rate swap agreements are measured at fair value on a recurring basis. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.

To comply with the provisions of ASC 820, we incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although we determined that the significant inputs used to value our derivatives fell within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our counterparties and our own credit risk utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by us and our counterparties. However, as of December 31, 2025 and 2024, we have assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

*Real Estate Asset Impairment*—Our real estate assets are measured and recognized at fair value, less costs to sell for held-for-sale properties, on a nonrecurring basis dependent upon when we determine an impairment has occurred. We impair assets that are under contract at a disposition price that is less than carrying value, or that have other operational impairment indicators. The valuation technique used for the fair value of all impaired real estate assets was the expected net sales proceeds, which we consider to be a Level 2 input in the fair value hierarchy.

We recorded no expense for impairment of real estate assets for the years ended December 31, 2025, 2024, and 2023.

## 17. REPORTABLE SEGMENTS

Our principal business is the ownership and operation of community and neighborhood shopping centers. We conduct our operations solely in the United States, and we do not distinguish our principal business, or group our operations, by geography or size for the purpose of measuring performance. We concluded that we have only one operating and reportable segment, Real Estate Properties. Our conclusion was determined on the basis of the way in which our chief operating decision maker ("CODM") regularly reviews internally reported financial information to analyze financial performance, make decisions, and allocate resources at the consolidated level.

Our Real Estate Properties segment derives a majority of its revenue from the lease contracts it enters into as a lessor, which are all in the form of operating leases. Further, our lease contracts typically provide for reimbursements from tenants for common area maintenance, insurance, and real estate tax expense. No single tenant comprised 10% or more of our aggregate ABR for the years ended December 31, 2025, 2024, and 2023. For a detailed discussion of the accounting policies related to our lease revenue, see Note 2.

Our CODM is Mr. Edison, our Chairman and Chief Executive Officer. Our CODM assesses performance, makes decisions, and allocates operating and capital resources of the Real Estate Properties segment by utilizing net income (loss) on a consolidated basis. Our CODM evaluates net income (loss) by monitoring budget versus actual as well as variance analysis to prior periods to analyze the performance of the segment. Information about the net income (loss) of the Real Estate Properties segment that is regularly reviewed by our CODM, including revenue and significant expenses, was as follows for the years ended December 31, 2025, 2024, and 2023 (in thousands):

| | | 2025 | | 2024 | | 2023 |
|---|---|---|---|---|---|---|
| **Revenues:** | | | | | | |
| Rental income | $ | 709,186 | $ | 647,589 | $ | 597,501 |
| Fees and management income | | 12,751 | | 10,731 | | 9,646 |
| Other property income | | 4,657 | | 3,072 | | 2,977 |
| Total revenues | | 726,594 | | 661,392 | | 610,124 |
| **Operating Expenses:** | | | | | | |
| Property operating[1] | | 123,649 | | 112,633 | | 102,303 |
| Real estate taxes | | 86,087 | | 77,684 | | 72,816 |
| Employee-related expenses | | 35,279 | | 28,013 | | 26,870 |
| Other general and administrative expenses[2] | | 16,359 | | 17,598 | | 17,496 |
| Depreciation and amortization | | 266,374 | | 253,016 | | 236,443 |
| Total operating expenses | | 527,748 | | 488,944 | | 455,928 |
| **Other:** | | | | | | |
| Interest expense, net[3] | | (110,338) | | (96,990) | | (84,232) |
| Gain (loss) on disposal of property, net | | 38,790 | | (30) | | 1,110 |
| Other expense, net | | (4,330) | | (5,732) | | (7,312) |
| Net income | $ | 122,968 | $ | 69,696 | $ | 63,762 |
| Net income attributable to noncontrolling interests | | (11,665) | | (7,011) | | (6,914) |
| Net income attributable to stockholders | $ | 111,303 | $ | 62,685 | $ | 56,848 |

[1] Property operating is primarily made up of common area maintenance, compensation, insurance, and other costs related to the leasing of our real estate properties. Our CODM is not provided with further disaggregation and uses total property operating expenses to manage the business.

[2] Other general and administrative expenses is primarily made up of professional fees, technology and communication expense, and insurance, taxes, and board costs.

[3] Interest income is not a significant component of Interest Expense, Net.

The measure of segment assets regularly reviewed by our CODM is reported on the consolidated balance sheets as Total Assets.

## 18. SUBSEQUENT EVENTS

In preparing the audited consolidated financial statements, we have evaluated subsequent events through the date of filing of this report on Form 10-K for recognition and/or disclosure purposes. Based on this evaluation, we have determined that there were no events that have occurred that require recognition or disclosure, other than certain events and transactions that have been disclosed elsewhere in these consolidated financial statements.

**SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION**

**December 31, 2025**

**(in thousands)**

| | | | Initial Cost | | | Gross Amount Carried at End of Period[3] | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Property Name | City, State | Encumbrances[1] | Land and Improvements | Buildings and Improvements | Costs Capitalized Subsequent to Acquisition[2] | Land and Improvements | Buildings and Improvements | Total | Accumulated Depreciation | Date Constructed/ Renovated | Date Acquired |
| Snow View Plaza | Parma, OH | $— | $4,104 | $6,432 | $1,590 | $4,613 | $7,513 | $12,126 | $5,207 | 1981/2023 | 12/15/2010 |
| Lakeside Plaza | Salem, VA | — | 3,344 | 5,247 | 2,591 | 3,691 | 7,491 | 11,182 | 4,178 | 1988/2025 | 11/23/2011 |
| St. Charles Plaza | Davenport, FL | — | 4,090 | 4,399 | 920 | 4,467 | 4,942 | 9,409 | 4,119 | 2007/2011 | 11/23/2011 |
| Burwood Village Center | Glen Burnie, MD | — | 5,448 | 10,167 | 841 | 5,824 | 10,632 | 16,456 | 7,278 | 1971/2002 | 11/23/2011 |
| Centerpoint | Easley, SC | — | 2,750 | 4,361 | 1,676 | 3,471 | 5,316 | 8,787 | 3,614 | 2002 | 11/23/2011 |
| Southampton Village | Tyrone, GA | — | 3,046 | 5,787 | 2,094 | 3,446 | 7,481 | 10,927 | 4,185 | 2003/2024 | 11/23/2011 |
| Cureton Town Center | Waxhaw, NC | — | 6,569 | 6,197 | 2,680 | 5,942 | 9,504 | 15,446 | 6,503 | 2006/2025 | 12/29/2011 |
| Tramway Crossing | Sanford, NC | — | 2,016 | 3,071 | 1,355 | 2,906 | 3,536 | 6,442 | 2,939 | 1996 | 2/23/2012 |
| Village At Glynn Place | Brunswick, GA | — | 5,812 | 7,368 | 2,373 | 6,089 | 9,464 | 15,553 | 6,131 | 1992/2009 | 4/27/2012 |
| Meadowthorpe Manor Shoppes | Lexington, KY | — | 4,093 | 4,185 | 2,384 | 4,666 | 5,996 | 10,662 | 3,517 | 1989/2022 | 5/9/2012 |
| Brentwood Commons | Bensenville, IL | — | 6,105 | 8,024 | 2,647 | 6,427 | 10,349 | 16,776 | 6,254 | 1981/2015 | 7/5/2012 |
| Sidney Towne Center | Sidney, OH | — | 1,429 | 3,802 | 1,843 | 2,292 | 4,782 | 7,074 | 3,862 | 1981/2007 | 8/2/2012 |
| Broadway Plaza | Tucson, AZ | — | 4,979 | 7,169 | 3,742 | 6,456 | 9,434 | 15,890 | 6,201 | 1982/2003 | 8/13/2012 |
| Baker Hill | Glen Ellyn, IL | — | 7,068 | 13,738 | 10,728 | 7,777 | 23,757 | 31,534 | 14,517 | 1998/2018 | 9/6/2012 |
| New Prague Commons | New Prague, MN | — | 3,248 | 6,604 | 3,257 | 3,531 | 9,578 | 13,109 | 6,373 | 2008/2019 | 10/12/2012 |
| Heron Creek Towne Center | North Port, FL | — | 4,062 | 4,082 | 1,147 | 4,421 | 4,870 | 9,291 | 3,223 | 2001 | 12/17/2012 |
| Quartz Hill Towne Centre | Lancaster, CA | 11,740 | 8,596 | 13,529 | 1,528 | 9,346 | 14,307 | 23,653 | 8,090 | 1991/2012 | 12/27/2012 |
| Village One Plaza | Modesto, CA | 17,700 | 5,166 | 18,752 | 1,124 | 5,540 | 19,502 | 25,042 | 10,397 | 2007 | 12/28/2012 |
| Hilfiker Shopping Center | Salem, OR | — | 2,879 | 4,750 | 1,011 | 3,044 | 5,596 | 8,640 | 2,798 | 1984/2024 | 12/28/2012 |
| Butler Creek | Acworth, GA | — | 3,925 | 6,129 | 4,188 | 4,883 | 9,359 | 14,242 | 5,108 | 1989/2021 | 1/15/2013 |
| Fairview Oaks | Ellenwood, GA | 6,430 | 3,563 | 5,266 | 1,356 | 4,045 | 6,140 | 10,185 | 3,939 | 1996 | 1/15/2013 |
| Grassland Crossing | Alpharetta, GA | — | 3,680 | 5,791 | 1,856 | 4,007 | 7,320 | 11,327 | 4,159 | 1996 | 1/15/2013 |
| Hamilton Ridge | Buford, GA | 11,421 | 4,772 | 7,168 | 4,344 | 5,149 | 11,135 | 16,284 | 5,271 | 2002/2024 | 1/15/2013 |
| Mableton Crossing | Mableton, GA | — | 4,426 | 6,413 | 1,716 | 4,905 | 7,650 | 12,555 | 4,703 | 1997 | 1/15/2013 |
| Shops at Westridge | McDonough, GA | — | 3,962 | 3,901 | 2,230 | 4,166 | 5,927 | 10,093 | 3,404 | 2006/2020 | 1/15/2013 |
| Fairlawn Town Centre | Fairlawn, OH | 20,000 | 10,398 | 29,005 | 7,518 | 11,812 | 35,109 | 46,921 | 19,439 | 1962/2025 | 1/30/2013 |
| Macland Pointe | Marietta, GA | — | 3,493 | 5,364 | 1,530 | 4,215 | 6,172 | 10,387 | 4,244 | 1992 | 2/13/2013 |
| Kleinwood Center | Spring, TX | — | 11,478 | 18,954 | 1,598 | 11,890 | 20,140 | 32,030 | 11,972 | 2003 | 3/21/2013 |
| Murray Landing | Columbia, SC | 6,750 | 3,221 | 6,856 | 5,817 | 3,840 | 12,054 | 15,894 | 5,013 | 2003/2016 | 3/21/2013 |
| Vineyard Shopping Center | Tallahassee, FL | — | 2,761 | 4,221 | 1,000 | 3,149 | 4,833 | 7,982 | 3,054 | 2002 | 3/21/2013 |
| Lutz Lake Crossing | Lutz, FL | — | 2,636 | 6,600 | 1,411 | 3,080 | 7,567 | 10,647 | 3,912 | 2002 | 4/4/2013 |
| Publix at Seven Hills | Spring Hill, FL | — | 2,171 | 5,642 | 8,225 | 2,520 | 13,518 | 16,038 | 1,987 | 1991/2006 | 4/4/2013 |
| Hartville Centre | Hartville, OH | — | 2,069 | 3,691 | 2,012 | 2,500 | 5,272 | 7,772 | 3,318 | 1988/2008 | 4/23/2013 |
| Sunset Shopping Center | Corvallis, OR | 15,410 | 7,933 | 14,939 | 3,664 | 8,272 | 18,264 | 26,536 | 9,140 | 1998/2023 | 5/31/2013 |
| Savage Town Square | Savage, MN | 9,000 | 4,106 | 9,409 | 697 | 4,533 | 9,679 | 14,212 | 5,793 | 2003 | 6/19/2013 |
| Glenwood Crossings | Kenosha, WI | — | 1,872 | 9,914 | 1,465 | 2,492 | 10,759 | 13,251 | 5,717 | 1992/2018 | 6/27/2013 |

**SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION**

**December 31, 2025**

**(in thousands)**

| Property Name | City, State | Encumbrances[1] | Initial Cost | | Costs Capitalized Subsequent to Acquisition[2] | Gross Amount Carried at End of Period[3] | | | Accumulated Depreciation | Date Constructed/ Renovated | Date Acquired |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land and Improvements | Buildings and Improvements | | Land and Improvements | Buildings and Improvements | Total | | | |
| Shiloh Square Shopping Center | Kennesaw, GA | — | 4,685 | 8,729 | 2,870 | 5,150 | 11,134 | 16,284 | 5,684 | 1996/2003 | 6/27/2013 |
| Boronda Plaza | Salinas, CA | 14,750 | 9,027 | 11,870 | 871 | 9,384 | 12,384 | 21,768 | 6,854 | 2003/2021 | 7/3/2013 |
| Westwoods Shopping Center | Arvada, CO | — | 3,706 | 11,115 | 1,449 | 4,667 | 11,603 | 16,270 | 6,597 | 2003/2011 | 8/8/2013 |
| Paradise Crossing | Lithia Springs, GA | — | 2,204 | 6,064 | 1,127 | 2,587 | 6,808 | 9,395 | 3,799 | 2000 | 8/13/2013 |
| Contra Loma Plaza | Antioch, CA | — | 3,018 | 3,926 | 2,444 | 3,823 | 5,565 | 9,388 | 2,819 | 1989/2022 | 8/19/2013 |
| South Oaks Plaza | St. Louis, MO | — | 1,938 | 6,634 | 2,660 | 2,204 | 9,028 | 11,232 | 4,437 | 1969/2021 | 8/21/2013 |
| Yorktown Centre | Millcreek Township, PA | — | 3,736 | 15,396 | 3,620 | 4,887 | 17,865 | 22,752 | 10,354 | 1989/2020 | 8/30/2013 |
| Dyer Town Center | Dyer, IN | — | 6,017 | 10,214 | 981 | 6,609 | 10,603 | 17,212 | 6,303 | 2004/2005 | 9/4/2013 |
| East Burnside Plaza | Portland, OR | — | 2,484 | 5,422 | 207 | 2,621 | 5,492 | 8,113 | 2,462 | 1955/1999 | 9/12/2013 |
| Red Maple Village | Tracy, CA | 18,358 | 9,250 | 19,466 | 1,273 | 9,691 | 20,298 | 29,989 | 9,502 | 2009 | 9/18/2013 |
| Crystal Beach Plaza | Palm Harbor, FL | 6,360 | 2,334 | 7,918 | 1,056 | 2,598 | 8,710 | 11,308 | 4,702 | 2010 | 9/25/2013 |
| CitiCentre Plaza | Carroll, IA | — | 770 | 2,530 | 844 | 1,134 | 3,010 | 4,144 | 1,641 | 1991/2018 | 10/2/2013 |
| Duck Creek Plaza | Bettendorf, IA | — | 4,612 | 13,007 | 3,817 | 5,262 | 16,174 | 21,436 | 7,517 | 2005/2023 | 10/8/2013 |
| Cahill Plaza | Inver Grove Heights, MN | — | 2,587 | 5,114 | 1,121 | 3,093 | 5,729 | 8,822 | 3,369 | 1995/2020 | 10/9/2013 |
| College Plaza | Normal, IL | — | 4,460 | 17,772 | 8,954 | 5,213 | 25,973 | 31,186 | 10,467 | 1983/2018 | 10/22/2013 |
| Courthouse Marketplace | Virginia Beach, VA | 11,650 | 6,130 | 8,061 | 2,046 | 6,532 | 9,705 | 16,237 | 5,257 | 2005/2024 | 10/25/2013 |
| Hastings Marketplace | Hastings, MN | — | 3,980 | 10,045 | 1,643 | 4,708 | 10,960 | 15,668 | 5,971 | 2002 | 11/6/2013 |
| Coquina Plaza | Southwest Ranches, FL | — | 9,458 | 11,770 | 2,160 | 9,845 | 13,543 | 23,388 | 6,472 | 1998 | 11/7/2013 |
| Shoppes of Paradise Lakes | Miami, FL | — | 5,811 | 6,020 | 1,553 | 6,248 | 7,136 | 13,384 | 3,748 | 1999 | 11/7/2013 |
| Collington Plaza | Bowie, MD | — | 12,207 | 15,142 | 2,356 | 12,581 | 17,124 | 29,705 | 8,551 | 1996 | 11/21/2013 |
| Golden Town Center | Golden, CO | 13,047 | 7,065 | 10,166 | 2,590 | 7,820 | 12,001 | 19,821 | 6,794 | 1993/2003 | 11/22/2013 |
| Northstar Marketplace | Ramsey, MN | — | 2,810 | 9,204 | 4,630 | 3,095 | 13,549 | 16,644 | 5,669 | 2004/2025 | 11/27/2013 |
| Bear Creek Plaza | Petoskey, MI | — | 5,677 | 17,611 | 2,903 | 5,919 | 20,272 | 26,191 | 10,583 | 1998/2024 | 12/18/2013 |
| East Side Square | Springfield, OH | — | 394 | 963 | 325 | 529 | 1,153 | 1,682 | 667 | 2007 | 12/18/2013 |
| Flag City Station | Findlay, OH | — | 4,685 | 9,630 | 3,942 | 5,198 | 13,059 | 18,257 | 6,408 | 1992/2020 | 12/18/2013 |
| Town & Country Shopping Center | Noblesville, IN | 13,480 | 7,361 | 16,269 | 521 | 7,463 | 16,688 | 24,151 | 9,089 | 1998/2023 | 12/18/2013 |
| Sulphur Grove | Huber Heights, OH | — | 553 | 2,142 | 821 | 611 | 2,905 | 3,516 | 1,461 | 2004 | 12/18/2013 |
| Southgate Shopping Center | Des Moines, IA | — | 2,434 | 8,358 | 1,911 | 3,042 | 9,661 | 12,703 | 5,400 | 1972/2014 | 12/20/2013 |
| Sterling Pointe Center | Lincoln, CA | 24,563 | 7,039 | 20,822 | 2,527 | 7,758 | 22,630 | 30,388 | 10,615 | 2004/2017 | 12/20/2013 |
| Arcadia Plaza | Phoenix, AZ | — | 5,774 | 6,904 | 3,279 | 6,123 | 9,834 | 15,957 | 5,358 | 1980/2018 | 12/30/2013 |
| Stop & Shop Plaza | Enfield, CT | — | 8,892 | 15,028 | 1,666 | 9,435 | 16,151 | 25,586 | 8,829 | 1988/1998 | 12/30/2013 |
| Fair Acres Shopping Center | Oshkosh, WI | — | 3,543 | 5,189 | 1,463 | 4,176 | 6,019 | 10,195 | 3,792 | 1992/2016 | 1/21/2014 |

**SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION**

**December 31, 2025**

**(in thousands)**

| | | | Initial Cost | | | Gross Amount Carried at End of Period[3] | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Property Name | City, State | Encumbrances[1] | Land and Improvements | Buildings and Improvements | Costs Capitalized Subsequent to Acquisition[2] | Land and Improvements | Buildings and Improvements | Total | Accumulated Depreciation | Date Constructed/ Renovated | Date Acquired |
| Savoy Plaza | Savoy, IL | — | 4,304 | 10,895 | 1,168 | 4,978 | 11,389 | 16,367 | 6,744 | 1999/2025 | 1/31/2014 |
| The Shops of Uptown | Park Ridge, IL | — | 7,744 | 16,884 | 2,865 | 8,210 | 19,283 | 27,493 | 8,367 | 2006 | 2/25/2014 |
| Chapel Hill North Center | Chapel Hill, NC | 5,131 | 5,043 | 10,189 | 2,428 | 5,462 | 12,198 | 17,660 | 6,785 | 1998 | 2/28/2014 |
| Coppell Market Center | Coppell, TX | — | 4,870 | 12,236 | 854 | 5,231 | 12,729 | 17,960 | 6,487 | 2008 | 3/5/2014 |
| Winchester Gateway | Winchester, VA | — | 9,342 | 23,468 | 2,958 | 9,703 | 26,065 | 35,768 | $12,973 | 2006 | 3/5/2014 |
| Stonewall Plaza | Winchester, VA | — | 7,929 | 16,642 | 1,404 | 8,183 | 17,792 | 25,975 | 9,083 | 2007 | 3/5/2014 |
| Town Fair Center | Louisville, KY | — | 8,108 | 14,411 | 6,386 | 9,243 | 19,662 | 28,905 | 10,906 | 1988/2019 | 3/12/2014 |
| Villages at Eagles Landing | Stockbridge, GA | — | 2,824 | 5,515 | 1,485 | 3,415 | 6,409 | 9,824 | 4,100 | 1995 | 3/13/2014 |
| Champions Gate Village | Davenport, FL | — | 1,814 | 6,060 | 1,245 | 2,113 | 7,006 | 9,119 | 3,581 | 2001 | 3/14/2014 |
| Towne Centre at Wesley Chapel | Wesley Chapel, FL | — | 2,466 | 5,553 | 1,336 | 3,029 | 6,326 | 9,355 | 3,134 | 2000 | 3/14/2014 |
| Statler Square | Staunton, VA | — | 4,108 | 9,072 | 1,440 | 4,701 | 9,919 | 14,620 | 5,450 | 1989/1997 | 3/21/2014 |
| Burbank Plaza | Burbank, IL | — | 2,972 | 4,546 | 4,091 | 3,793 | 7,816 | 11,609 | 4,469 | 1972/2018 | 3/25/2014 |
| Hamilton Village | Chattanooga, TN | — | 12,682 | 19,103 | 6,312 | 13,559 | 24,538 | 38,097 | 13,597 | 1989/2021 | 4/3/2014 |
| Waynesboro Plaza | Waynesboro, VA | — | 5,597 | 8,334 | 397 | 5,848 | 8,480 | 14,328 | 5,128 | 2005 | 4/30/2014 |
| Southwest Marketplace | Las Vegas, NV | — | 16,019 | 11,270 | 10,640 | 16,349 | 21,580 | 37,929 | 8,109 | 2008/2022 | 5/5/2014 |
| Hampton Village | Taylors, SC | — | 5,456 | 7,254 | 6,274 | 6,144 | 12,840 | 18,984 | 6,982 | 1959/2019 | 5/21/2014 |
| Central Station | Louisville, KY | 12,566 | 6,143 | 6,932 | 3,554 | 6,795 | 9,834 | 16,629 | 5,163 | 2005/2018 | 5/23/2014 |
| Fairview Plaza | New Cumberland, PA | — | 2,786 | 8,500 | 1,314 | 3,212 | 9,388 | 12,600 | 4,115 | 1992/1999 | 5/27/2014 |
| Broadway Promenade | Sarasota, FL | — | 3,831 | 6,795 | 1,461 | 4,275 | 7,812 | 12,087 | 3,578 | 2007 | 5/28/2014 |
| Townfair Center | Indiana, PA | — | 7,007 | 13,233 | 1,567 | 7,456 | 14,351 | 21,807 | 8,452 | 1995/2016 | 5/29/2014 |
| Heath Brook Commons | Ocala, FL | 6,930 | 3,470 | 8,352 | 1,351 | 3,759 | 9,414 | 13,173 | 4,639 | 2002 | 5/30/2014 |
| The Orchards | Yakima, WA | — | 5,425 | 8,743 | 919 | 5,887 | 9,200 | 15,087 | 4,943 | 2002 | 6/3/2014 |
| Shaw's Plaza Hanover | Hanover, MA | — | 2,826 | 5,314 | 10 | 2,826 | 5,324 | 8,150 | 2,602 | 1994/2000 | 6/23/2014 |
| Shaw's Plaza Easton | Easton, MA | — | 5,520 | 7,173 | 4,474 | 5,937 | 11,230 | 17,167 | 4,269 | 1984/2024 | 6/23/2014 |
| Lynnwood Place | Jackson, TN | — | 3,341 | 4,826 | 1,386 | 3,866 | 5,687 | 9,553 | 3,303 | 1986/2013 | 7/28/2014 |
| Thompson Valley Towne Center | Loveland, CO | — | 5,758 | 17,387 | 3,489 | 6,520 | 20,114 | 26,634 | 9,643 | 1999 | 8/1/2014 |
| Lumina Commons | Wilmington, NC | 4,764 | 2,008 | 11,249 | 1,839 | 2,136 | 12,960 | 15,096 | 5,451 | 1974/2007 | 8/4/2014 |
| Driftwood Village | Ontario, CA | — | 6,811 | 12,993 | 3,629 | 8,357 | 15,076 | 23,433 | 6,951 | 1985/2025 | 8/7/2014 |
| French Golden Gate | Bartow, FL | — | 2,599 | 12,877 | 2,673 | 2,958 | 15,191 | 18,149 | 6,609 | 1960/2011 | 8/28/2014 |
| Orchard Square | Washington Township, MI | — | 1,361 | 11,550 | 1,441 | 1,714 | 12,638 | 14,352 | 5,773 | 1999/2011 | 9/8/2014 |
| Trader Joe's Center | Dublin, OH | 10,902 | 2,338 | 7,922 | 3,748 | 3,077 | 10,931 | 14,008 | 5,393 | 1986 | 9/11/2014 |
| Palmetto Pavilion | North Charleston, SC | — | 2,509 | 8,526 | 1,887 | 3,632 | 9,290 | 12,922 | 4,357 | 2003 | 9/11/2014 |
| Five Town Plaza | Springfield, MA | — | 8,912 | 19,635 | 8,788 | 10,775 | 26,560 | 37,335 | 14,554 | 1970/2025 | 9/24/2014 |
| Fairfield Crossing | Beavercreek, OH | — | 3,572 | 10,026 | 414 | 3,859 | 10,153 | 14,012 | 5,120 | 1994 | 10/24/2014 |

**SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION**

**December 31, 2025**

**(in thousands)**

| | | | Initial Cost | | Costs Capitalized Subsequent to Acquisition[2] | Gross Amount Carried at End of Period[3] | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Property Name | City, State | Encumbrances[1] | Land and Improvements | Buildings and Improvements | | Land and Improvements | Buildings and Improvements | Total | Accumulated Depreciation | Date Constructed/ Renovated | Date Acquired |
| Beavercreek Towne Center | Beavercreek, OH | — | 14,055 | 30,799 | 5,416 | 15,893 | 34,377 | 50,270 | 18,514 | 1994/2019 | 10/24/2014 |
| Grayson Village | Loganville, GA | — | 3,952 | 5,620 | 2,851 | 4,351 | 8,072 | 12,423 | 4,773 | 2002/2019 | 10/24/2014 |
| The Fresh Market Commons | Pawleys Island, SC | — | 2,442 | 4,941 | 301 | 2,598 | 5,086 | 7,684 | 2,781 | 2011/2014 | 10/28/2014 |
| Claremont Village | Everett, WA | — | 5,635 | 10,544 | 2,517 | 6,375 | 12,321 | 18,696 | 5,791 | 1994/2012 | 11/6/2014 |
| Cherry Hill Marketplace | Westland, MI | — | 4,641 | 10,137 | 2,924 | 5,368 | 12,334 | 17,702 | 7,449 | 1992/2017 | 12/17/2014 |
| Nor'Wood Shopping Center | Colorado Springs, CO | — | 5,358 | 6,684 | 3,122 | 5,632 | 9,532 | 15,164 | 4,751 | 2003/2025 | 1/8/2015 |
| Sunburst Plaza | Glendale, AZ | — | 3,435 | 6,041 | 2,981 | 4,402 | 8,055 | 12,457 | 4,553 | 1970/2022 | 2/11/2015 |
| Rivermont Station | Johns Creek, GA | — | 6,876 | 8,916 | 5,376 | 7,296 | 13,872 | 21,168 | 7,787 | 1996/2022 | 2/27/2015 |
| Breakfast Point Marketplace | Panama City Beach, FL | — | 5,578 | 12,052 | 1,096 | 6,113 | 12,613 | 18,726 | 6,610 | 2009/2010 | 3/13/2015 |
| Falcon Valley | Lenexa, KS | — | 3,131 | 6,873 | 511 | 3,588 | 6,927 | 10,515 | 4,057 | 2008/2009 | 3/13/2015 |
| Kohl's Onalaska | Onalaska, WI | — | 2,670 | 5,648 | 300 | 2,670 | 5,948 | 8,618 | 3,305 | 1992/2021 | 3/13/2015 |
| Coronado Center | Santa Fe, NM | 11,560 | 4,396 | 16,460 | 6,237 | 5,009 | 22,084 | 27,093 | 9,247 | 1964/2023 | 5/1/2015 |
| West Creek Plaza | Coconut Creek, FL | — | 3,459 | 6,131 | 803 | 3,702 | 6,691 | 10,393 | 3,092 | 2006/2013 | 7/10/2015 |
| Northwoods Crossing | Taunton, MA | — | 10,092 | 14,437 | 1,117 | 10,225 | 15,421 | 25,646 | 10,659 | 2003/2022 | 5/24/2016 |
| Murphy Marketplace | Murphy, TX | — | 28,652 | 33,122 | 9,967 | 29,934 | 41,807 | 71,741 | 15,489 | 2008/2025 | 6/24/2016 |
| Harbour Village | Jacksonville, FL | — | 5,630 | 16,727 | 4,339 | 6,201 | 20,495 | 26,696 | 8,602 | 2006/2021 | 9/22/2016 |
| Oak Mill Plaza | Niles, IL | — | 6,843 | 13,692 | 8,165 | 7,740 | 20,960 | 28,700 | 9,765 | 1977/2023 | 10/3/2016 |
| Southern Palms | Tempe, AZ | — | 10,025 | 24,346 | 5,021 | 10,608 | 28,784 | 39,392 | 13,877 | 1982/2018 | 10/26/2016 |
| Golden Eagle Village | Clermont, FL | — | 3,760 | 7,735 | 1,911 | 4,046 | 9,360 | 13,406 | 3,989 | 2011 | 10/27/2016 |
| Atwater Marketplace[4] | Atwater, CA | — | 6,116 | 7,597 | (11,465) | 417 | 1,831 | 2,248 | 300 | 2023 | 2/10/2017 |
| Rocky Ridge Town Center | Roseville, CA | 17,911 | 5,449 | 29,207 | 1,402 | 5,708 | 30,350 | 36,058 | 10,444 | 1996/2015 | 4/18/2017 |
| Greentree Centre | Racine, WI | — | 2,955 | 8,718 | 628 | 3,140 | 9,161 | 12,301 | 3,955 | 1989/2018 | 5/5/2017 |
| Birdneck Shopping Center | Virginia Beach, VA | — | 1,900 | 3,253 | 1,088 | 2,096 | 4,145 | 6,241 | 2,353 | 1987/2017 | 10/4/2017 |
| Crossroads Plaza | Asheboro, NC | — | 1,722 | 2,720 | 942 | 2,323 | 3,061 | 5,384 | 1,943 | 1984/2016 | 10/4/2017 |
| Dunlop Village | Colonial Heights, VA | — | 2,420 | 4,892 | 2,603 | 2,924 | 6,991 | 9,915 | 2,965 | 1987/2012 | 10/4/2017 |
| Edgecombe Square | Tarboro, NC | — | 1,412 | 2,258 | 608 | 1,554 | 2,724 | 4,278 | 2,211 | 1990/2013 | 10/4/2017 |
| Forest Park Square | Cincinnati, OH | — | 4,007 | 5,877 | 1,334 | 4,522 | 6,696 | 11,218 | 3,797 | 1988/2018 | 10/4/2017 |
| Goshen Station | Goshen, OH | — | 1,555 | 4,621 | 191 | 1,800 | 4,567 | 6,367 | 3,148 | 1973/2003 | 10/4/2017 |
| The Village Shopping Center | Mooresville, IN | — | 2,059 | 8,325 | 1,020 | 2,471 | 8,933 | 11,404 | 4,015 | 1965/2024 | 10/4/2017 |
| Hickory Plaza | Nashville, TN | — | 2,927 | 5,099 | 2,480 | 3,014 | 7,492 | 10,506 | 2,897 | 1974/2020 | 10/4/2017 |
| Highland Fair | Gresham, OR | — | 3,263 | 7,979 | 1,097 | 3,517 | 8,822 | 12,339 | 3,147 | 1984/2013 | 10/4/2017 |
| Mayfair Village | Hurst, TX | 18,726 | 15,343 | 16,522 | 4,464 | 16,146 | 20,183 | 36,329 | 8,994 | 1981/2025 | 10/4/2017 |
| LaPlata Plaza | La Plata, MD | 17,860 | 8,434 | 22,855 | 2,476 | 8,773 | 24,992 | 33,765 | 9,267 | 2003/2019 | 10/4/2017 |
| Lafayette Square | Lafayette, IN | — | 5,387 | 5,636 | 1,446 | 5,482 | 6,987 | 12,469 | 6,217 | 1963/2025 | 10/4/2017 |

**SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION**

**December 31, 2025**

**(in thousands)**

| | | | Initial Cost | | Costs Capitalized Subsequent to Acquisition[2] | Gross Amount Carried at End of Period[3] | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Property Name | City, State | Encumbrances[1] | Land and Improvements | Buildings and Improvements | | Land and Improvements | Buildings and Improvements | Total | Accumulated Depreciation | Date Constructed/ Renovated | Date Acquired |
| Mountain Park Plaza | Roswell, GA | — | 6,118 | 6,652 | 1,248 | 6,235 | 7,783 | 14,018 | 3,197 | 1988/2003 | 10/4/2017 |
| Nordan Shopping Center | Danville, VA | — | 1,911 | 6,751 | 1,103 | 2,155 | 7,610 | 9,765 | 3,448 | 1961/2015 | 10/4/2017 |
| Northside Plaza | Clinton, NC | — | 1,406 | 5,471 | 645 | 1,588 | 5,934 | 7,522 | 2,854 | 1982/2015 | 10/4/2017 |
| Park Place Plaza | Port Orange, FL | — | 2,347 | 8,458 | (1,662) | 2,104 | 7,039 | 9,143 | 2,418 | 1984/2012 | 10/4/2017 |
| Parsons Village | Seffner, FL | — | 3,465 | 10,864 | (3,482) | 2,809 | 8,038 | 10,847 | 2,942 | 1983/1994 | 10/4/2017 |
| Hillside - West | Hillside, UT | — | 691 | 1,739 | 3,870 | 4,561 | 1,739 | 6,300 | 1,140 | 2006 | 10/4/2017 |
| South Oaks Shopping Center | Live Oak, FL | — | 1,742 | 5,119 | 1,003 | 1,960 | 5,904 | 7,864 | 3,365 | 1976/2022 | 10/4/2017 |
| Summerville Galleria | Summerville, SC | — | 4,104 | 8,668 | 2,045 | 4,660 | 10,157 | 14,817 | 4,431 | 1989/2014 | 10/4/2017 |
| The Oaks | Hudson, FL | — | 3,876 | 6,668 | 13,330 | 4,642 | 19,232 | 23,874 | 6,154 | 1981/2025 | 10/4/2017 |
| Riverplace Centre | Noblesville, IN | 6,011 | 3,890 | 4,044 | 1,091 | 4,050 | 4,975 | 9,025 | 3,118 | 1992/2020 | 10/4/2017 |
| Towne Crossing Shopping Center | Mesquite, TX | — | 5,358 | 15,584 | 4,381 | 6,779 | 18,544 | 25,323 | 7,593 | 1984/2024 | 10/4/2017 |
| Village at Waterford | Midlothian, VA | — | 2,702 | 5,194 | 1,422 | 3,342 | 5,976 | 9,318 | 2,772 | 1991/2016 | 10/4/2017 |
| Windsor Center | Dallas, NC | — | 2,488 | 5,186 | 1,108 | 2,683 | 6,099 | 8,782 | 3,145 | 1974/2015 | 10/4/2017 |
| Willowbrook Commons | Nashville, TN | — | 5,384 | 6,002 | 1,137 | 5,917 | 6,606 | 12,523 | 3,220 | 2005 | 10/4/2017 |
| Edgewood Towne Center | Edgewood, PA | — | 10,029 | 22,535 | 4,179 | 11,326 | 25,417 | 36,743 | 12,078 | 1990/2021 | 10/4/2017 |
| Everson Pointe | Snellville, GA | 7,930 | 4,222 | 8,421 | 703 | 4,412 | 8,934 | 13,346 | 3,767 | 1999 | 10/4/2017 |
| Shoppes of Lake Village | Leesburg, FL | — | 7,193 | 3,795 | 7,702 | 7,581 | 11,109 | 18,690 | 5,009 | 1987/2021 | 2/26/2018 |
| Sierra Vista Plaza | Murrieta, CA | — | 9,824 | 11,669 | 3,219 | 10,538 | 14,174 | 24,712 | 5,261 | 1991/2025 | 9/28/2018 |
| Wheat Ridge Marketplace | Wheat Ridge, CO | — | 7,926 | 8,393 | 2,003 | 8,548 | 9,774 | 18,322 | 4,179 | 1996/2024 | 10/3/2018 |
| Atlantic Plaza | North Reading, MA | — | 12,341 | 12,699 | 2,386 | 12,684 | 14,742 | 27,426 | 6,418 | 1959/2014 | 11/9/2018 |
| Staunton Plaza | Staunton, VA | — | 4,818 | 14,380 | 137 | 4,900 | 14,435 | 19,335 | 4,512 | 2006 | 11/16/2018 |
| Bethany Village | Alpharetta, GA | — | 6,138 | 8,355 | 962 | 6,291 | 9,164 | 15,455 | 3,317 | 2001 | 11/16/2018 |
| Kings Crossing | Sun City Center, FL | 12,176 | 5,654 | 11,225 | 870 | 5,997 | 11,752 | 17,749 | 3,942 | 2000/2018 | 11/16/2018 |
| Lake Washington Crossing | Melbourne, FL | — | 4,222 | 13,553 | 3,605 | 4,389 | 16,991 | 21,380 | 4,843 | 1987/2023 | 11/16/2018 |
| Kipling Marketplace | Littleton, CO | — | 4,020 | 10,405 | 718 | 4,230 | 10,913 | 15,143 | 4,240 | 1983/2009 | 11/16/2018 |
| MetroWest Village | Orlando, FL | — | 6,841 | 15,333 | 4,526 | 7,238 | 19,462 | 26,700 | 3,870 | 1990/2025 | 11/16/2018 |
| Spring Cypress Village | Houston, TX | — | 9,579 | 14,567 | 1,662 | 9,833 | 15,975 | 25,808 | 5,515 | 1982/2024 | 11/16/2018 |
| Commonwealth Square | Folsom, CA | — | 9,955 | 12,586 | 1,951 | 10,261 | 14,231 | 24,492 | 6,578 | 1987 | 11/16/2018 |
| Shasta Crossroads | Redding, CA | — | 9,598 | 18,643 | (1,758) | 8,507 | 17,976 | 26,483 | 5,177 | 1989/2023 | 11/16/2018 |
| Milan Plaza | Milan, MI | — | 925 | 1,974 | 357 | 1,094 | 2,162 | 3,256 | 1,807 | 1960/2018 | 11/16/2018 |
| Hilander Village | Roscoe, IL | — | 2,571 | 7,461 | 2,454 | 2,740 | 9,746 | 12,486 | 4,553 | 1994/2022 | 11/16/2018 |
| Laguna 99 Plaza | Elk Grove, CA | — | 5,422 | 16,952 | 1,088 | 5,436 | 18,026 | 23,462 | 5,453 | 1992/2025 | 11/16/2018 |
| Southfield Center | St. Louis, MO | — | 5,612 | 13,643 | 2,447 | 6,743 | 14,959 | 21,702 | 5,624 | 1987/2021 | 11/16/2018 |
| Waterford Park Plaza | Plymouth, MN | — | 4,935 | 19,543 | 1,030 | 5,309 | 20,199 | 25,508 | 6,819 | 1989/2023 | 11/16/2018 |
| Colonial Promenade | Winter Haven, FL | — | 12,403 | 22,097 | 1,188 | 12,511 | 23,177 | 35,688 | 9,331 | 1986/2008 | 11/16/2018 |

**SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION**

**December 31, 2025**

**(in thousands)**

| | | | Initial Cost | | | Gross Amount Carried at End of Period[3] | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Property Name | City, State | Encumbrances[1] | Land and Improvements | Buildings and Improvements | Costs Capitalized Subsequent to Acquisition[2] | Land and Improvements | Buildings and Improvements | Total | Accumulated Depreciation | Date Constructed/ Renovated | Date Acquired |
| Willimantic Plaza | Willimantic, CT | — | 3,596 | 8,859 | 9,100 | 3,828 | 17,727 | 21,555 | 5,386 | 1968/2024 | 11/16/2018 |
| Quivira Crossings | Overland Park, KS | — | 7,512 | 10,729 | 2,974 | 8,333 | 12,882 | 21,215 | 5,448 | 1996/2025 | 11/16/2018 |
| Spivey Junction | Stockbridge, GA | — | 4,083 | 10,414 | 350 | 4,230 | 10,617 | 14,847 | 3,725 | 1998 | 11/16/2018 |
| Plaza Farmington | Farmington, NM | — | 6,322 | 9,619 | 624 | 6,813 | 9,752 | 16,565 | 3,948 | 2004 | 11/16/2018 |
| Harvest Plaza | Akron, OH | — | 2,693 | 6,083 | 352 | 2,935 | 6,193 | 9,128 | 2,461 | 1974/2015 | 11/16/2018 |
| Oakhurst Plaza | Seminole, FL | — | 2,782 | 4,506 | 842 | 2,984 | 5,146 | 8,130 | 2,157 | 1974/2001 | 11/16/2018 |
| Old Alabama Square | Johns Creek, GA | — | 10,782 | 17,359 | 2,119 | 10,990 | 19,270 | 30,260 | 6,333 | 2000 | 11/16/2018 |
| North Point Landing | Modesto, CA | 16,536 | 8,040 | 28,422 | 1,717 | 8,254 | 29,925 | 38,179 | 9,178 | 1964/2008 | 11/16/2018 |
| Glenwood Crossing | Cincinnati, OH | — | 4,581 | 3,922 | 406 | 4,800 | 4,109 | 8,909 | 2,463 | 1999/2015 | 11/16/2018 |
| Rosewick Crossing | La Plata, MD | — | 8,252 | 23,507 | 1,067 | 8,366 | 24,460 | 32,826 | 7,968 | 2008 | 11/16/2018 |
| Vineyard Center | Templeton, CA | — | 1,753 | 6,406 | 263 | 1,813 | 6,609 | 8,422 | 2,043 | 2007 | 11/16/2018 |
| Ocean Breeze Plaza | Ocean Breeze, FL | — | 6,416 | 9,986 | 1,374 | 6,596 | 11,180 | 17,776 | 4,241 | 1993/2010 | 11/16/2018 |
| Central Valley Marketplace | Ceres, CA | — | 6,163 | 17,535 | 247 | 6,194 | 17,751 | 23,945 | 5,507 | 2005 | 11/16/2018 |
| 51st & Olive Square | Glendale, AZ | — | 2,236 | 9,038 | 767 | 2,608 | 9,433 | 12,041 | 3,357 | 1975/2007 | 11/16/2018 |
| West Acres Shopping Center | Fresno, CA | — | 4,866 | 5,627 | 665 | 5,117 | 6,041 | 11,158 | 3,478 | 1990/2015 | 11/16/2018 |
| Meadows on the Parkway | Boulder, CO | — | 23,954 | 32,744 | 3,154 | 24,590 | 35,262 | 59,852 | 11,100 | 1989 | 11/16/2018 |
| Wyandotte Plaza | Kansas City, KS | — | 5,204 | 17,566 | 1,159 | 5,492 | 18,437 | 23,929 | 6,311 | 1961/2015 | 11/16/2018 |
| Broadlands Marketplace | Broomfield, CO | — | 7,434 | 9,459 | 1,252 | 8,097 | 10,048 | 18,145 | 4,120 | 2002 | 11/16/2018 |
| Village Center | Racine, WI | — | 6,051 | 26,473 | 1,711 | 6,289 | 27,946 | 34,235 | 10,201 | 2002/2021 | 11/16/2018 |
| Shoregate Town Center | Willowick, OH | — | 7,152 | 16,282 | 8,105 | 7,549 | 23,990 | 31,539 | 10,740 | 1958/2025 | 11/16/2018 |
| Plano Market Street | Plano, TX | — | 14,837 | 33,178 | 3,103 | 15,218 | 35,900 | 51,118 | 10,797 | 2009 | 11/16/2018 |
| Island Walk Shopping Center | Fernandina Beach, FL | — | 8,190 | 19,992 | 7,263 | 8,332 | 27,113 | 35,445 | 6,519 | 1987/2012 | 11/16/2018 |
| Normandale Village | Bloomington, MN | — | 8,390 | 11,407 | 2,487 | 9,230 | 13,054 | 22,284 | 6,758 | 1973/2017 | 11/16/2018 |
| North Pointe Plaza | North Charleston, SC | — | 10,232 | 26,348 | 4,005 | 11,797 | 28,788 | 40,585 | 11,359 | 1989/2024 | 11/16/2018 |
| Palmer Town Center | Easton, PA | — | 7,331 | 23,525 | 2,433 | 7,472 | 25,817 | 33,289 | 8,496 | 2005 | 11/16/2018 |
| Alico Commons | Fort Myers, FL | — | 4,670 | 16,557 | 804 | 5,058 | 16,973 | 22,031 | 5,636 | 2009/2020 | 11/16/2018 |
| Windover Square | Melbourne, FL | 9,947 | 4,115 | 13,309 | 882 | 4,303 | 14,003 | 18,306 | 4,497 | 1984/2010 | 11/16/2018 |
| Rockledge Square | Rockledge, FL | — | 3,477 | 4,469 | 4,259 | 3,781 | 8,424 | 12,205 | 2,439 | 1985/2022 | 11/16/2018 |
| Fairfield Commons | Lakewood, CO | — | 8,802 | 29,946 | 2,945 | 8,993 | 32,700 | 41,693 | 9,756 | 1985/2014 | 11/16/2018 |
| Cocoa Commons | Cocoa, FL | — | 4,838 | 8,247 | 1,700 | 4,951 | 9,834 | 14,785 | 4,158 | 1986/2000 | 11/16/2018 |
| Hamilton Mill Village | Dacula, GA | — | 7,059 | 9,734 | 987 | 7,222 | 10,558 | 17,780 | 3,953 | 1996/2016 | 11/16/2018 |
| Sheffield Crossing | Sheffield Village, OH | — | 8,841 | 10,232 | 595 | 9,068 | 10,600 | 19,668 | 4,725 | 1989/2024 | 11/16/2018 |
| The Shoppes at Windmill Place | Batavia, IL | — | 8,186 | 16,005 | 3,029 | 8,490 | 18,730 | 27,220 | 6,175 | 1991/2022 | 11/16/2018 |
| Stone Gate Plaza | Crowley, TX | — | 5,261 | 7,007 | 1,791 | 5,445 | 8,614 | 14,059 | 3,130 | 2003 | 11/16/2018 |

**SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION**

**December 31, 2025**

**(in thousands)**

| | | | Initial Cost | | | Gross Amount Carried at End of Period[3] | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Property Name | City, State | Encumbrances[1] | Land and Improvements | Buildings and Improvements | Costs Capitalized Subsequent to Acquisition[2] | Land and Improvements | Buildings and Improvements | Total | Accumulated Depreciation | Date Constructed/ Renovated | Date Acquired |
| Everybody's Plaza | Cheshire, CT | — | 2,520 | 10,096 | 885 | 2,635 | 10,866 | 13,501 | 3,356 | 1960/2014 | 11/16/2018 |
| Lakewood City Center | Lakewood, OH | — | 1,593 | 10,308 | 536 | 1,685 | 10,752 | 12,437 | 3,187 | 1991/2011 | 11/16/2018 |
| Carriagetown Marketplace | Amesbury, MA | — | 7,084 | 15,492 | 1,954 | 7,407 | 17,123 | 24,530 | 6,157 | 2000 | 11/16/2018 |
| Crossroads of Shakopee | Shakopee, MN | — | 8,869 | 20,320 | 1,820 | 9,212 | 21,797 | 31,009 | 8,512 | 1998 | 11/16/2018 |
| Broadway Pavilion | Santa Maria, CA | — | 8,512 | 20,427 | 727 | 8,678 | 20,988 | 29,666 | 7,337 | 1987 | 11/16/2018 |
| Sanibel Beach Place | Fort Myers, FL | — | 3,918 | 7,043 | 2,951 | 4,583 | 9,329 | 13,912 | 3,101 | 2003/2022 | 11/16/2018 |
| Shoppes at Glen Lakes | Weeki Wachee, FL | — | 4,662 | 7,473 | 1,048 | 4,795 | 8,388 | 13,183 | 3,026 | 2008 | 11/16/2018 |
| Bartow Marketplace | Cartersville, GA | 21,041 | 11,944 | 24,610 | 1,104 | 12,122 | 25,536 | 37,658 | 11,922 | 1995/2025 | 11/16/2018 |
| Bloomingdale Hills | Riverview, FL | — | 4,384 | 5,179 | 417 | 4,486 | 5,494 | 9,980 | 3,047 | 2002/2012 | 11/16/2018 |
| University Plaza | Amherst, NY | — | 6,402 | 9,800 | 1,080 | 6,555 | 10,727 | 17,282 | 5,020 | 1980/2020 | 11/16/2018 |
| McKinney Market Street | McKinney, TX | — | 10,941 | 16,061 | 1,870 | 11,091 | 17,781 | 28,872 | 6,811 | 2003/2019 | 11/16/2018 |
| Montville Commons | Montville, CT | — | 12,417 | 11,091 | 1,080 | 12,806 | 11,782 | 24,588 | 5,735 | 2007 | 11/16/2018 |
| Shaw's Plaza Raynham | Raynham, MA | — | 8,378 | 26,829 | 1,971 | 8,487 | 28,691 | 37,178 | 9,984 | 1965/2022 | 11/16/2018 |
| Suntree Square | Southlake, TX | — | 6,335 | 15,642 | 1,456 | 6,496 | 16,937 | 23,433 | 5,013 | 2000/2025 | 11/16/2018 |
| Green Valley Plaza | Henderson, NV | — | 7,284 | 16,879 | 827 | 7,385 | 17,605 | 24,990 | 5,778 | 1978/1982 | 11/16/2018 |
| Cross Creek Village | St. Cloud, FL | — | 3,821 | 9,604 | 628 | 3,973 | 10,080 | 14,053 | 3,818 | 2008/2019 | 11/16/2018 |
| Market Walk | Savannah, GA | — | 20,679 | 31,836 | 3,813 | 21,006 | 35,322 | 56,328 | 11,929 | 2014/2022 | 11/16/2018 |
| Livonia Plaza | Livonia, MI | — | 4,118 | 17,037 | 923 | 4,335 | 17,743 | 22,078 | 6,093 | 1988/2014 | 11/16/2018 |
| Franklin Centre | Franklin, WI | — | 6,353 | 5,482 | 812 | 6,578 | 6,069 | 12,647 | 4,270 | 1994/2018 | 11/16/2018 |
| Plaza 23 | Pompton Plains, NJ | — | 11,412 | 40,144 | 6,250 | 12,029 | 45,777 | 57,806 | 12,724 | 1963/2025 | 11/16/2018 |
| Shorewood Crossing | Shorewood, IL | — | 9,468 | 20,993 | 3,269 | 9,765 | 23,965 | 33,730 | 8,730 | 2001/2020 | 11/16/2018 |
| Herndon Place | Fresno, CA | — | 7,148 | 10,072 | (160) | 6,906 | 10,154 | 17,060 | 4,053 | 2005 | 11/16/2018 |
| Windmill Marketplace | Clovis, CA | — | 2,775 | 7,299 | 38 | 2,860 | 7,252 | 10,112 | 2,019 | 2001 | 11/16/2018 |
| Riverlakes Village | Bakersfield, CA | — | 8,567 | 15,242 | 3,336 | 9,053 | 18,092 | 27,145 | 5,649 | 1997/2022 | 11/16/2018 |
| Mansfield Market Center | Mansfield, TX | — | 4,672 | 13,154 | 738 | 4,866 | 13,698 | 18,564 | 4,302 | 2015 | 11/16/2018 |
| Ormond Beach Mall | Ormond Beach, FL | — | 4,954 | 7,006 | 1,392 | 5,159 | 8,193 | 13,352 | 3,487 | 1967/2018 | 11/16/2018 |
| Heritage Plaza | Carol Stream, IL | — | 6,205 | 16,507 | 1,473 | 6,486 | 17,699 | 24,185 | 6,000 | 1988/2018 | 11/16/2018 |
| Mountain Crossing | Dacula, GA | 2,109 | 6,602 | 6,835 | 265 | 6,449 | 7,253 | 13,702 | 2,870 | 1997 | 11/16/2018 |
| Seville Commons | Arlington, TX | — | 4,689 | 12,602 | 1,108 | 4,901 | 13,498 | 18,399 | 4,669 | 1987/2022 | 11/16/2018 |
| Cinco Ranch at Market Center | Katy, TX | — | 5,553 | 14,063 | 1,181 | 5,778 | 15,019 | 20,797 | 4,516 | 2007/2023 | 12/12/2018 |
| Naperville Crossings | Naperville, IL | 25,380 | 15,766 | 30,881 | 5,934 | 16,959 | 35,622 | 52,581 | 12,256 | 2007/2021 | 4/26/2019 |
| Orange Grove Shopping Center | North Fort Myers, FL | — | 2,637 | 7,340 | 882 | 3,221 | 7,638 | 10,859 | 2,683 | 1999 | 10/31/2019 |
| Sudbury Crossing | Sudbury, MA | — | 6,483 | 12,933 | 7,657 | 6,553 | 20,521 | 27,073 | 4,512 | 1984/2021 | 10/31/2019 |
| Ashburn Farm Market Center | Ashburn, VA | — | 14,035 | 16,648 | 931 | 14,090 | 17,524 | 31,614 | 5,130 | 2000 | 10/31/2019 |
| Alameda Crossing | Avondale, AZ | — | 7,785 | 19,875 | 5,147 | 8,175 | 24,632 | 32,807 | 8,696 | 2005/2025 | 11/16/2019 |

**SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION**

**December 31, 2025**

**(in thousands)**

| | | | Initial Cost | | | Gross Amount Carried at End of Period[3] | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Property Name | City, State | Encumbrances[1] | Land and Improvements | Buildings and Improvements | Costs Capitalized Subsequent to Acquisition[2] | Land and Improvements | Buildings and Improvements | Total | Accumulated Depreciation | Date Constructed/ Renovated | Date Acquired |
| Del Paso Marketplace | Sacramento, CA | — | 5,722 | 12,242 | 1,541 | 6,123 | 13,382 | 19,505 | 3,910 | 2006/2016 | 12/12/2019 |
| Hickory Flat Commons | Canton, GA | — | 6,976 | 11,786 | 1,206 | 7,433 | 12,535 | 19,968 | 4,161 | 2008/2020 | 8/17/2020 |
| Roxborough Marketplace | Littleton, CO | — | 4,105 | 12,668 | 3,933 | 4,846 | 15,860 | 20,706 | 3,920 | 2005/2024 | 10/5/2020 |
| Cinco Ranch Station II | Katy, TX | — | 1,045 | — | 2,835 | 1,057 | 2,823 | 3,880 | 383 | 2023 | 1/26/2021 |
| West Village Center | Chanhassen, MN | — | 10,860 | 11,281 | 1,905 | 11,509 | 12,537 | 24,046 | 3,620 | 1994/2021 | 2/4/2021 |
| Hickory Creek Plaza | Denton, TX | — | 5,370 | 2,710 | 419 | 5,581 | 2,918 | 8,499 | 888 | 2007 | 2/25/2021 |
| Foxridge Plaza | Centennial, CO | — | 3,740 | 11,636 | 1,980 | 4,520 | 12,836 | 17,356 | 2,613 | 1983/2022 | 8/20/2021 |
| Valrico Commons | Valrico, FL | 16,776 | 7,522 | 26,480 | 973 | 8,153 | 26,822 | 34,975 | 4,661 | 1986/2021 | 8/25/2021 |
| Market Place at Pabst Farms | Oconomowoc, WI | — | 6,204 | 17,199 | 777 | 6,597 | 17,583 | 24,180 | 3,719 | 2005/2020 | 10/13/2021 |
| Arapahoe Marketplace | Greenwood Village, CO | — | 13,779 | 49,329 | 4,743 | 14,917 | 52,934 | 67,851 | 8,804 | 1977/2024 | 10/19/2021 |
| Loganville Town Center | Loganville, GA | — | 5,309 | 7,920 | 2,480 | 5,486 | 10,223 | 15,709 | 3,428 | 1997/2023 | 11/5/2021 |
| Town & Country Village | Sacramento, CA | — | 21,895 | 35,792 | 2,928 | 22,275 | 38,340 | 60,615 | 6,765 | 1950/2025 | 11/12/2021 |
| Sprouts Plaza | Las Vegas, NV | — | 5,104 | 22,622 | 1,608 | 5,512 | 23,822 | 29,334 | 3,859 | 1995/2022 | 12/3/2021 |
| Rainbow Plaza | Las Vegas, NV | — | 7,158 | 30,171 | 1,663 | 7,931 | 31,061 | 38,992 | 5,059 | 1989/2022 | 12/3/2021 |
| Cascades Overlook | Sterling, VA | — | 16,242 | 41,448 | 2,297 | 16,642 | 43,345 | 59,987 | 5,733 | 2016 | 1/14/2022 |
| Oak Meadows Marketplace | Georgetown, TX | — | 4,847 | 15,848 | 1,006 | 5,068 | 16,633 | 21,701 | 2,250 | 2018 | 2/1/2022 |
| Shoppes at Avalon | Spring Hill, FL | — | 9,184 | 7,740 | 1,749 | 9,834 | 8,839 | 18,673 | 1,637 | 2009/2022 | 2/14/2022 |
| Centennial Lakes Plaza | Edina, MN | — | 13,581 | 51,050 | 3,109 | 14,389 | 53,351 | 67,740 | 6,647 | 1989/2022 | 5/13/2022 |
| Crossroads Towne Center | North Las Vegas, NV | — | 25,226 | 27,638 | 2,041 | 25,730 | 29,175 | 54,905 | 7,701 | 2007/2021 | 8/15/2022 |
| Chinoe Center | Lexington, KY | — | 3,841 | 14,001 | 1,472 | 4,226 | 15,088 | 19,314 | 2,723 | 1984/2023 | 11/21/2022 |
| Sunridge Plaza | Rancho Cordova, CA | — | 12,003 | 21,375 | 846 | 12,305 | 21,919 | 34,224 | 3,081 | 2017 | 12/20/2022 |
| Providence Commons | Mt. Juliet, TN | — | 7,425 | 18,665 | 1,454 | 7,664 | 19,880 | 27,544 | 2,637 | 2009 | 1/19/2023 |
| Village Shoppes at Windermere | Suwanee, GA | — | 5,747 | 12,698 | 766 | 5,959 | 13,252 | 19,211 | 1,697 | 2008 | 3/16/2023 |
| Town Center at Jensen Beach | Jensen Beach, FL | — | 6,042 | 10,930 | 1,691 | 6,462 | 12,201 | 18,663 | 2,291 | 2000 | 3/27/2023 |
| Shops at Sunset Lakes | Miramar, FL | — | 5,871 | 7,775 | 414 | 6,137 | 7,923 | 14,060 | 1,547 | 1999 | 3/27/2023 |
| Lake Pointe Market | Rowlett, TX | — | 3,490 | 9,410 | 989 | 3,785 | 10,104 | 13,889 | 1,028 | 2002 | 8/16/2023 |
| Contra Loma Station Outparcel | Antioch, CA | — | 224 | — | 1,634 | 224 | 1,634 | 1,858 | 25 | - | 8/29/2023 |
| Mansell Village | Roswell, GA | — | 4,470 | 11,624 | 459 | 4,601 | 11,952 | 16,553 | 1,275 | 2003/2013 | 10/30/2023 |
| Riverpark Shopping Center | Sugar Land, TX | — | 24,270 | 49,447 | 4,492 | 25,265 | 52,944 | 78,209 | 5,659 | 2003/2025 | 11/13/2023 |
| Apache Shoppes | Rochester, MN | — | 1,807 | 3,706 | 3,080 | 2,034 | 6,559 | 8,593 | 1,045 | 2005/2025 | 12/4/2023 |
| Maple View | Grayslake, IL | — | 5,256 | 9,762 | 867 | 5,706 | 10,179 | 15,885 | 1,355 | 1999 | 12/4/2023 |
| Maple View | Grayslake, IL | — | 1,621 | 3,307 | — | 1,621 | 3,307 | 4,928 | 349 | 1999 | 12/4/2023 |
| Quail Pointe | Fair Oaks, CA | — | 7,492 | 33,590 | 1,050 | 7,924 | 34,208 | 42,132 | 2,530 | 1987 | 12/5/2023 |
| Glenbrook Marketplace | Glenview, IL | — | 3,152 | 8,805 | 269 | 3,339 | 8,887 | 12,226 | 844 | 1992/2014 | 12/11/2023 |

SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

December 31, 2025

(in thousands)

| Property Name | City, State | Encumbrances[1] | Initial Cost | | Costs Capitalized Subsequent to Acquisition[2] | Gross Amount Carried at End of Period[3] | | | Accumulated Depreciation | Date Constructed/ Renovated | Date Acquired |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Land and Improvements | Buildings and Improvements | | Land and Improvements | Buildings and Improvements | Total | | | |
| Shoppes at Lake Mary | Lake Mary, FL | — | 9,281 | 16,887 | 919 | 9,521 | 17,566 | 27,087 | 1,365 | 2000/2024 | 2/14/2024 |
| Goolsby Pointe Outparcel Station | Riverview, FL | — | 2,063 | — | 162 | 2,063 | 162 | 2,225 | — | - | 3/7/2024 |
| Memorial at Kirkwood | Houston, TX | — | 8,596 | 19,377 | 1,449 | 9,348 | 20,074 | 29,422 | 1,288 | 1979/2025 | 3/27/2024 |
| Loganville Crossing | Loganville, GA | — | 11,265 | 20,744 | 656 | 11,642 | 21,023 | 32,665 | 1,673 | 2008 | 6/26/2024 |
| Walden Park | Austin, TX | — | 12,904 | 13,834 | 738 | 13,311 | 14,165 | 27,476 | 1,045 | 2002/2014 | 6/27/2024 |
| Ridgeview Marketplace | Colorado Springs, CO | — | 1,850 | 8,358 | 562 | 2,045 | 8,725 | 10,770 | 417 | 2003 | 7/18/2024 |
| Rue de France | Edina, MN | — | 6,304 | 18,577 | 480 | 6,462 | 18,899 | 25,361 | 850 | 1973/2009 | 8/6/2024 |
| Lemont Plaza | Lemont, IL | — | 3,797 | 10,890 | 1,291 | 4,312 | 11,666 | 15,978 | 1,102 | 1983/2025 | 8/6/2024 |
| Evans Towne Centre | Evans, GA | — | 7,460 | 7,013 | 764 | 7,625 | 7,612 | 15,237 | 2,838 | 1995/2017 | 8/8/2024 |
| Bethel Shopping Center | Bethel, CT | — | 7,469 | 21,878 | 66 | 7,505 | 21,908 | 29,413 | 1,259 | 2007 | 9/27/2024 |
| Shops at Cross Creek | Fulshear, TX | — | 2,994 | 7,212 | 114 | 3,071 | 7,249 | 10,320 | 333 | 2015 | 11/22/2024 |
| Harpers Station | Cincinnati, OH | — | 6,797 | 23,091 | 1,302 | 6,798 | 24,392 | 31,190 | 1,517 | 1994/2022 | 12/5/2024 |
| Lakeland Village Center | Cypress, TX | — | 4,159 | 23,479 | 411 | 4,284 | 23,765 | 28,049 | 945 | 2016 | 12/19/2024 |
| Northpark Plaza | Westminster, CO | — | 3,557 | 14,615 | 528 | 3,920 | 14,780 | 18,700 | 631 | 2001 | 12/20/2024 |
| Irmo Station | Irmo, SC | — | 5,141 | 12,816 | 628 | 5,173 | 13,412 | 18,585 | 568 | 1980/1981 | 2/6/2025 |
| Market at Cross Creek Ranch | Fulshear, TX | — | 9,897 | 22,237 | 134 | 9,918 | 22,350 | 32,268 | 593 | 2017 | 2/26/2025 |
| Foothill Park Plaza | Monrovia, CA | — | 9,704 | 20,079 | 541 | 9,898 | 20,426 | 30,324 | 493 | 1985/2001 | 3/7/2025 |
| Broomfield Marketplace | Broomfield, CO | — | 7,721 | 10,063 | 1,173 | 8,352 | 10,605 | 18,957 | 603 | 1999/2025 | 3/18/2025 |
| Westgate North Shopping Center | Tacoma, WA | — | 9,882 | 24,728 | 497 | 10,147 | 24,960 | 35,107 | 573 | 1960/2017 | 3/28/2025 |
| Clayton Station | Clayton, CA | — | 5,488 | 22,536 | 477 | 5,725 | 22,776 | 28,501 | 619 | 1991 | 4/8/2025 |
| Oak Creek Center | Lewis Center, OH | — | 5,234 | 13,241 | 204 | 5,348 | 13,331 | 18,679 | 527 | 2000 | 5/5/2025 |
| Cross Creek Centre | Boynton Beach, FL | — | 9,978 | 5,409 | 206 | 10,124 | 5,469 | 15,593 | 262 | 1988/2014 | 5/13/2025 |
| Westgate Shopping Center | Fairview Park, OH | — | 13,863 | 33,767 | 373 | 14,154 | 33,849 | 48,003 | 1,094 | 2007/2023 | 5/30/2025 |
| Hampton Pointe | Hillsborough, NC | — | 4,624 | 7,258 | 124 | 4,624 | 7,382 | 12,006 | 242 | 2005 | 6/4/2025 |
| Shops at Butler Crossing | Kennesaw, GA | — | 5,934 | 7,918 | 302 | 6,022 | 8,132 | 14,154 | 233 | 1996 | 7/29/2025 |
| Murray Station North | Irmo, SC | — | 486 | — | 3 | 486 | 3 | 489 | — | - | 7/29/2025 |
| Marion Oaks Station | Ocala, FL | — | 4,826 | — | 344 | 4,826 | 344 | 5,170 | — | - | 10/6/2025 |
| Marion Oaks TRS Station | Ocala, FL | — | 5,936 | — | — | 5,936 | — | 5,936 | — | - | 10/6/2025 |
| Bel Air Town Center | Bel Air, MD | — | 9,951 | 12,690 | 445 | 9,951 | 13,135 | 23,086 | 110 | 1990 | 10/9/2025 |
| Surprise Lake Square | Milton, WA | — | 13,530 | 26,870 | 11 | 13,530 | 26,881 | 40,411 | 220 | 1984/2020 | 10/15/2025 |
| Northlake Station[5] | Cincinnati, OH | — | 2,327 | 11,806 | 2,311 | 2,795 | 13,649 | 16,444 | 4,449 | | 10/6/2006 |
| Corporate Adjustments[6] | | — | 6 | 2,734 | (1,216) | (4,945) | 6,468 | 1,524 | 2,959 | | |
| Totals | | $424,915 | $1,851,365 | $3,798,043 | $619,501 | $1,963,735 | $4,305,174 | $6,268,909 | $1,535,981 | | |

[1] Encumbrances do not include our finance leases.

(2) Reductions to costs capitalized subsequent to acquisition are generally attributable to parcels/outparcels sold, impairments, and assets held-for-sale.
(3) The aggregate basis of properties for federal income tax purposes was approximately $6.1 billion at December 31, 2025.
(4) The main shopping center at this location was sold and we currently only own an outparcel.
(5) Amounts consist of corporate building and land.
(6) Amounts consist of elimination of intercompany construction management fees charged by the property manager to the real estate assets.

**Reconciliation of real estate assets at cost:**

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| Balance at January 1 | $ 5,952,940 | $ 5,586,671 | $ 5,246,279 |
| Additions during the year: | | | |
| Real estate acquisitions | 343,973 | 284,895 | 260,856 |
| Net additions to/improvements of real estate | 131,213 | 98,939 | 94,446 |
| Deductions during the year: | | | |
| Real estate dispositions | (159,217) | (17,565) | (14,910) |
| Impairment of real estate | — | — | — |
| Balance at December 31 | $ 6,268,909 | $ 5,952,940 | $ 5,586,671 |

**Reconciliation of accumulated depreciation:**

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| Balance at January 1 | $ 1,377,785 | $ 1,186,630 | $ 1,001,863 |
| Additions during the year: | | | |
| Depreciation expense | 207,457 | 197,669 | 188,913 |
| Deductions during the year: | | | |
| Accumulated depreciation of real estate dispositions | (49,261) | (6,514) | (4,146) |
| Impairment of real estate | — | — | — |
| Balance at December 31 | $ 1,535,981 | $ 1,377,785 | $ 1,186,630 |

* * * * *

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized this 10th day of February 2026.

PHILLIPS EDISON & COMPANY, INC.

By: _____/s/    JEFFREY S. EDISON_____

**Jeffrey S. Edison**

*Chairman of the Board and Chief Executive Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /S/   JEFFREY S. EDISON<br>**Jeffrey S. Edison** | Chairman of the Board and Chief Executive Officer (Principal Executive Officer) | February 10, 2026 |
| /S/   JOHN P. CAULFIELD<br>**John P. Caulfield** | Executive Vice President, Chief Financial Officer, and Treasurer (Principal Financial Officer) | February 10, 2026 |
| /S/   JENNIFER L. ROBISON<br>**Jennifer L. Robison** | Senior Vice President and Chief Accounting Officer (Principal Accounting Officer) | February 10, 2026 |
| /S/   LESLIE T. CHAO<br>**Leslie T. Chao** | Director | February 10, 2026 |
| /S/   ELIZABETH FISCHER<br>**Elizabeth Fischer** | Director | February 10, 2026 |
| /S/   DEVIN I. MURPHY<br>**Devin I. Murphy** | Director | February 10, 2026 |
| /S/   STEPHEN R. QUAZZO<br>**Stephen R. Quazzo** | Director | February 10, 2026 |
| /S/   JANE SILFEN<br>**Jane Silfen** | Director | February 10, 2026 |
| /S/   JOHN A. STRONG<br>**John A. Strong** | Director | February 10, 2026 |
| /S/   ANTHONY TERRY<br>**Anthony Terry** | Director | February 10, 2026 |
| /S/   PARILEE EDISON WANG<br>**Parilee Edison Wang** | Director | February 10, 2026 |
| /S/   GREGORY S. WOOD<br>**Gregory S. Wood** | Director | February 10, 2026 |

Grocery Centered. Neighborhood Focused.

